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05013638

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME New World Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JAN 03 2006

THOMSON FINANCIAL

FILE NO. 82- 2971 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 1/3/06

New World Development Company Limited



82-2971
6-30-05
AR/S
RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# ANNUAL REPORT 2005





# Contents


NEW WORLD DEVELOPMENT
FY2005
NEW WORLD DEVELOPMENT

## Property

Our property development portfolio is focused on residential usage in Hong Kong and Mainland China. This is complemented by a sizeable investment property portfolio comprising shopping malls, offices, hotels and service apartments. Our Mainland China property arm — New World China Land — is one of Mainland China's leading property developers.

# Corporate Profile

## Infrastructure

Our infrastructure businesses in Hong Kong, Macau and Mainland China include energy; roads; water treatment and waste management; container handling, logistics and warehousing.


NEW WORLD DEVELOPMENT
FY2005
NEW WORLD DEVELOPMENT
FY2005


CITYBUS 城巴

## Service

Our service businesses cover a wide range of activities, mainly including facilities, contracting and transport.

Listed in Hong Kong since 1972, New World Development is a leading conglomerate.
The Group's four core businesses include ***property, infrastructure, service and telecommunications.***

## Telecommunications

In telecommunications, New World Mobility offers innovative and customer-oriented mobile and multimedia services, while New World Telecommunications offers a mixture of voice, data and content services.



# Corporate Information

## Board of Directors

Executive directors

Dato' Dr. Cheng Yu-Tung *(Chairman)*
Dr. Cheng Kar-Shun, Henry *(Managing Director)*
Dr. Sin Wai-Kin, David
Mr. Liang Chong-Hou, David
Mr. Leung Chi-Kin, Stewart

Non-executive directors

Mr. Cheng Yue-Pui
Mr. Cheng Kar-Shing, Peter
Mr. Chow Kwai-Cheung
Mr. Ho Hau-Hay, Hamilton
Mr. Liang Cheung-Biu, Thomas

*Independent non-executive directors*

Lord Sandberg, Michael
Mr. Yeung Ping-Leung, Howard
Dr. Cha Mou-Sing, Payson JP
Mr. Cha Mou-Zing, Victor *(alternate director to Dr. Cha Mou-Sing, Payson)*
Mr. Lee Luen-Wai, John JP

## Company Secretary

Mr. Leung Chi-Kin, Stewart

## Joint Auditors

PricewaterhouseCoopers
H.C. Watt & Company Limited

## Solicitors

Yung, Yu, Yuen & Company
Woo, Kwan, Lee & Lo

## Share Registrars and Transfer Office

Tengis Limited
Ground Floor,
Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

## Registered Office

30th Floor, New World Tower,
18 Queen's Road Central, Hong Kong
Tel: (852) 2523 1056
Fax: (852) 2810 4673

## Principal Bankers

Bank of China
BNP Paribas
Citibank N.A.
DBS Bank
Hang Seng Bank
Industrial and Commercial Bank of China (Asia) Ltd.
Nanyang Commercial Bank
Sumitomo Mitsui Banking Corporation
Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation
UFJ Bank

## Stock Code

Hong Kong Stock Exchange 0017
Reuters 0017HK
Bloomberg 17HK

## Investor Information

For more information about the Group, please contact the Corporate Affairs Department at:
New World Development Company Limited,
30th Floor, New World Tower,
18 Queen's Road Central, Hong Kong
Tel: (852) 2131 6790
Fax: (852) 2810 4673
e-mail: newworld@nwd.com.hk

## Website

www.nwd.com.hk

# Corporate Structure

**New World Development Company Limited**
**(HK stock code: 0017)**

## Listed

**NWSH**

NWS Holdings Limited
(HK stock code: 0659)

- Infrastructure
- Service

New World China Land Limited
(HK stock code: 0917)

- Property flagship in Mainland China

**NWM** 新移動
New World Mobile Holdings Limited

New World Mobile Holdings Limited
(HK stock code: 0862)

- Mobile services provider

NEW WORLD TMT

New World TMT Limited
(HK stock code: 0301)

- Media and technology business

## Direct investments

- Hong Kong Property (investment & development)
- New World Department Stores
- Hotels (Hong Kong, Mainland China and Southeast Asia)
- New World Telecommunications Limited (fixed-line business)
- New World China Enterprises Projects Limited

# Financial Highlights

| | FY2005<br>HK$m | FY2004<br>HK$m |
|---|---|---|
| Turnover | **22,270.8** | 25,653.0 |
| Profit/(loss) before taxation | **5,265.5** | (1,429.0) |
| Profit/(loss) attributable to shareholders | **2,988.1** | (976.2) |
| Earnings/(loss) per share (HK$) | **0.86** | (0.35) |
| Dividend per share (HK$) | | |
| Interim | **0.10** | 0.02 |
| Final | **0.20** | 0.04 |
| Full-year | **0.30** | 0.06 |
| Net cash from operating activities | **3,060.8** | 1,805.2 |
| Total assets | **121,013.8** | 111,142.2 |
| Shareholders' funds | **61,657.8** | 54,405.0 |
| Net debt | **14,063.6** | 21,613.3 |
| Gearing ratio | **22.8%** | 39.7% |

# Chairman's Statement



To Our Shareholders,

Nowhere are the benefits of closer economic ties more pronounced than in Mainland China and Hong Kong. The two places have their own advantages. One has the manpower, natural resources and manufacturing might, while the other has the management skills and marketing know-how. Increasing economic links between the two places, as evidenced in the growing flows of people, goods and information across the border, have benefited both economies enormously in recent years.

Over the years, Hong Kong has been confronted with various challenges. On every occasion, we were able to rely on our unique qualities — resourcefulness, perseverance, diligence and passion for excellence — to rise above our difficulties. After a protracted period of economic slowdown, our economy has regained its growth momentum, thanks to our people's hard work and supportive government policies. The rising interest rate, high oil prices and the recent trade disputes cast a shadow over the Hong Kong economy. However, the flexibility of Hong Kong businessmen should soon twist a way to success again.

Hong Kong economy that places greater emphasis on tourism will bring direct benefit to the Group's tourism-linked businesses, such as shopping malls and hotels. With the support of the Central Government, policies like CEPA and Individual Visit Scheme are going full stream ahead, giving much needed stimulus to our trade, professional service and retail sectors in particular and our economy in general, and setting a positive tone for the Group's business development going forward.

With its well-established business network in both Mainland China and Hong Kong, the Group will be able to capture opportunities arising from the growth and integration of the two economies, and scale new heights in the years ahead.

**Dr Cheng Yu-Tung**
*Chairman*
Hong Kong, 6 October 2005

# Managing Director's Report



To Our Shareholders,

Over the past few years, the Group has done a lot to streamline corporate structure and improve corporate transparency. The Group now has four listed subsidiaries, each focusing on its area of strength. Each listed company has its management team working for the best interest of their shareholders.

The Group also endeavours to improve the corporate transparency. We have organised a number of site visits, meetings with media and investment community and participated in investment forums and overseas roadshows. These activities helped keep investors on the forefront of the Group's strategies and development plans.

For the year ended 30 June 2005, the Group recorded a turnover of HK$22.27 billion. The overall business of the Group achieved satisfactory results under the resilient economy of Hong Kong. Strong cash flows from various business segments strengthened the capital base of the Group. Net debt has been reduced by HK$7.55 billion to HK$14.06 billion and net gearing ratio dropped to 23%.

Hong Kong property market is on its uphill track with steady growth. In FY2005, the Group sold an effective share of approximately 475,000 sq. ft. GFA of residential and commercial area in Hong Kong. In order to keep the production pipeline steady, the Group is actively discussing with the government on agricultural land conversion and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the two rail companies.

During the year under review, the land premiums of two plots of agricultural land were paid to convert around 748,000 sq. ft. GFA to the landbank for development. Currently, the Group is actively discussing with the government on the land premiums of several sites in Wu Kai Sha, Yuen Long and Sai Kung to further provide over 3 million sq. ft. GFA. Apart from agricultural land conversion, the Group is also expanding our landbank by acquiring sites in urban areas. The Group has recently acquired 42–44 Belcher's Street, Western District with potential 126,000 sq. ft. GFA and 70% interest in Villa Splendor at Tai Hang Road with potential 115,000 sq. ft. GFA.

The one million sq. ft. GFA Hanoi Road Redevelopment Project in Tsim Sha Tsui is scheduled to complete in 2007. This project consists of hotel, service apartments and a shopping mall with direct access to MTR Tsim Sha Tsui Station. In time, the Group will have a total of over 3 million sq. ft. GFA in the prime areas of Tsim Sha Tsui.

Hotels in Hong Kong benefit from improving economy and tourism. The Group has 5 new hotels in Mainland China and Hong Kong under planning or construction to provide additional rooms to the Group's existing 7,300-room hotel portfolio.

Infrastructure is a key growth driver for the Group. While existing projects continue to improve their operations, the Group is actively looking for new investment opportunities. In the past 12 months, the Group has invested in several infrastructure projects including expressways, water projects and container handling facilities to enhance its income stream.

After the disposal of the interests in Hong Kong container ports, the Group re-directs our investment radar of container handling/ logistics to Mainland China. NWS Holdings Limited acquired 18% of Tianjin Five Continents International Container Terminal (天津五洲國際集裝箱碼頭) and signed a letter of intent with China Railway Container Transport Corp Ltd. (中鐵集裝箱運輸有限責任公司) to set up a joint venture to develop, operate and manage large-scale pivotal rail container terminals in 18 major cities in Mainland China.

Our core operations have benefited and will continue to benefit greatly from the revival of Hong Kong economy and prosperity in Mainland China. Strategically, we are actively looking for growth opportunities in Mainland China while enhancing and expanding our Hong Kong businesses.

China's economy is projected to grow at 8% in 2005, a growth rate that will give the country another year of enviable economic achievements. Launched in early 2004, the Central Government's austerity measures are paving the way for the healthy long-term economic development. As the economy prepares for its full integration into WTO, China's industries quickly gear up themselves for overseas competition, and in so doing, create opportunities for productivity enhancement and economic growth. As a business conglomerate with strong presence in key sectors in Mainland China, including property, infrastructure and department store, we are uniquely positioned to capitalise on the country's growth trend.

**Dr Cheng Kar-Shun, Henry**
*Managing Director*
Hong Kong, 6 October 2005


New World Centre

# Property

## Hong Kong Property Development

Hong Kong property market remains resilient with the continuously improving economy and falling unemployment rate. Property prices rose steadily amidst the gradual escalation of local interest rate following the US rate hike.

In FY2005, the Group's share of Hong Kong property sales amounted to approximately HK$2.28 billion, mainly from Bon-Point, Parc Palais, Sereno Verde, South Hillcrest and 33 Island Road. Though the total volume sold in Hong Kong was lower than previous financial year, the average selling price of the projects had improved significantly due to the rising property prices.

In the first half of 2005, the Group launched and pre-sold The Merton at Kennedy Town and The Grandiose at Tseung Kwan O with overwhelming responses. These projects are expected to provide HK$6.2 billion cash proceeds to the Group.

The Group now has a landbank of 4.78 million sq. ft. GFA for immediate development and a total of 20 million sq. ft. of agricultural land reserve pending conversion.

| Development projects | Attributable GFA (sq. ft.) |
|---|---|
| Hong Kong Island | 180,679 |
| Kowloon | 1,703,792 |
| NT excluding agricultural land pending conversion | 2,891,564 |
| **Total** | **4,776,035** |

| Agricultural landbank by location | Total land area (sq. ft.) | Attributable land area (sq. ft.) |
|---|---|---|
| Yuen Long | 14,174,000 | 12,757,000 |
| Shatin/Tai Po | 3,414,000 | 2,528,000 |
| Fanling | 2,310,000 | 2,310,000 |
| Sai Kung | 2,624,000 | 2,271,000 |
| Tuen Mun | 120,000 | 120,000 |
| **Total** | **22,642,000** | **19,986,000** |

The Group is actively discussing with the government on agricultural land conversion and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the two rail companies.

During the year under review, land premiums of two plots of agricultural land were paid to add more than 748,000 sq. ft. GFA to the landbank for development. These two projects are expected to complete in FY2008 to provide over 870 residential units.


New World Centre
新世界中心

| Projects with land premium paid | Site area (sq. ft.) | Attributable GFA (sq. ft.) | No. of resident units |
|---|---|---|---|
| Ma Tin Road, Yuen Long | 138,729 | 485,556 | 672 |
| Tong Yan San Tsuen, Yuen Long | 262,747 | 262,747 | 200 |

The Group is now actively negotiating with the government on land premium of several sites in Wu Kai Sha, Yuen Long and Shatin to further provide over 3 million sq. ft. GFA.

## Hong Kong Property Investment

Hong Kong's buoyant economy and the expanding scope of CEPA created higher demand for office space. Office vacancy dropped to a record-low level. Since the office supply in Central is mostly leased, we are expecting a noticeable increase in rental rate for New World Tower and Manning House.

In FY2005, the Group's rental portfolio recorded stable growth in both occupancy and average rental rate. The opening of Avenue of Stars and KCR East Tsim Sha Tsui Station in April and October 2004 respectively has boosted pedestrian traffic at New World Centre. In June 2005, the government approved a HK$276 million plan to relocate the bus terminus at the Tsim Sha Tsui Star Ferry Pier to right opposite to New World Centre by April 2006. This will strengthen the status of our flagship investment property New World Centre as the traffic hub in Tsim Sha Tsui.

The Group leased the underground shopping mall "Amazon", which is right next to New World Centre, to Sogo to open their first store in Kowloon. The Sogo Tsim Sha Tsui Store was opened on 30 September 2005 and immediately attracted a large patronage.

The one million sq. ft. GFA Hanoi Road Redevelopment Project in Tsim Sha Tsui is scheduled to complete in 2007. The project consists of hotel, service apartments and a shopping mall with direct access to MTR Tsim Sha Tsui Station. In time, the Group will have a total of over 3 million sq. ft. GFA in the prime areas of Tsim Sha Tsui.

## Hotels

Strong growth of visitor arrivals from overseas and Mainland China's Individual Visit Scheme brought a robust demand of hotel rooms in Hong Kong. The Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and New World Renaissance Hotel, have improved significantly in both the occupancy rate and room rate. Meanwhile, our hotels in Southeast Asia and Mainland China maintained moderate growth.



In Hong Kong, a 405-room hotel will be ready in 2007 when the Group finishes our one million sq. ft. GFA Hanoi Road Redevelopment Project. Moreover, the construction of the 600-room hotel project at the Chinese University campus started in July 2005 with target completion in mid-2008. Furthermore, the Group is at the planning stage of the one million sq. ft. GFA five-star hotel project at the New World Centre Extension.

In Mainland China, two hotel projects are in progress in Wuhan (武漢) and Dalian (大連) to provide 850 rooms in total in 2008.

## New World China Land Limited ("NWCL")

NWCL, the Group's 71.3% owned Mainland China property arm, has a portfolio of 37 major development property projects across 17 cities with a total GFA of approximately 15.5 million sq. m..

For the year under review, NWCL has completed 633,068 sq. m. GFA and sold 754,474 sq. m. GFA. NWCL will complete 767,843 sq. m. GFA in FY2006, together with the remaining 433,123 sq. m. GFA inventory as at 30 June 2005, NWCL has over 1.2 million sq. m. GFA available for sale in FY2006.

The Group is optimistic about the outlook of Mainland China's property market. The rights issue of NWCL was approved by NWCL independent shareholders in March 2005 and raised approximately HK$6.3 billion to strengthen its capital base and financial position. NWCL intends to use the proceeds from the rights issue to settle the outstanding resettlement costs and fund the development costs of its existing projects, reduce its debts and increase its general working capital for future development.


FY2005
NEW WORLD DEVELOPMENT
NEW WORLD DEVELOPMENT

A series of macro control measures over the property market from the Central Government were announced starting March 2005. In order to curb the speculation and stabilise the price of the property market, those measures can direct the property market to a healthy and stable development in the long run.

NWCL was ranked first in "2005 Top10 China's Real Estate Company Brand Value" by "China Real Estate Top10 Research Team". NWCL was the only Hong Kong developer being awarded.



# Infrastructure

# Infrastructure

The overall performance of the Infrastructure division was satisfactory for FY2005. Energy, roads and water businesses were the key contributors to the Group. The significant decline in the contribution from the ports business was mainly due to the decline in earnings from Hong Kong port operations caused by the tough operation environment in Hong Kong and partly due to the disposal of Container Terminal No. 3 ("CT3") in February 2005.

The combined electricity sales of Zhujiang Power Phase I and II ("Zhujiang Power") increased by only 2% due to a 50-day major overhaul of one of the power generating units. Although the electricity demand in Guangdong Province is still surging, the contribution from Zhujiang Power did not register a significant growth over last year. Profitability was hindered by soaring coal price though there was an increase in sales volume and the tariff was raised in May 2005.

In October 2004, NWS Holdings Limited ("NWSH"), through Zhujiang Power, acquired an effective 35% interest in a joint venture which produces and supplies aerated concrete to the Pearl River Delta region.


NEW WORLD DEVELOPMENT
FY2005
NEW WORLD DEVELOPMENT
FY2005

Performance of Macau Power was satisfactory with 11% increase in electricity sales in FY2005.

Performance of roads and expressways projects within the Pearl River Delta region was outstanding. Average daily traffic flow of Guangzhou City Northern Ring Road ("GNRR") increased by 3% during FY2005. The opening of the new airport in Guangzhou in August 2004 had positively impacted the traffic flow of GNRR. However, the positive effect was partly offset by the reduction of toll fare for truck vehicles since 1 June 2005. Average daily traffic flow of Sections I and II of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) increased by 10% and 19% respectively. The combined average daily traffic flow of Shenzhen-Huizhou Roadway and Expressway increased by 20%.

During FY2005, NWSH invested in three new expressway projects, namely Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Northern Section), Guangzhou-Zhaoqing Expressway and the Pearl River Delta Ring Road (South-Western Section), in order to capture the robust economic growth of the Pearl River Delta region.

Tangjin Expressway (Tianjin North Section) recorded an increase in average daily traffic flow by 13%, benefited by the opening of Phase III and the temporary renovation work being undertaken in a competitive highway. As repairs and maintenance works on this expressway had been finished at the end of November 2004, the expenditure incurred in FY2005 reduced substantially.

To accommodate the growing demand for road transport under the booming economy, the Ministry of Communications has announced a long term national expressway plan in early 2005, calling for constructing 50,000 km more expressways which involves total investment of RMB2,000 billion. This creates ample investment opportunities for toll road business. The prospect of the business is encouraging with the anticipated growth in transportation volume for both passenger and freight transports as well as surging in sales of passenger cars and trucks.

The increase in the profit contribution from the water operations was mainly attributed to the full year contribution from a water project in Sanya, Hainan, a new Tianjin Tanggu project that commenced operation in April 2005, and the impressive performance of Zhongshan Water Plants.

The water plants in Qingdao, Chongqing and Sanya are expected to continue its volume growth. In order to capture these anticipated growth in future water demand, NWSH have concluded new investments in phase II extension of Chongqing, Qingdao and Zhongshan Tanzhou water treatment plants. All of them will be in operation in mid-2006.

The contribution decrease from the Hong Kong ports operations was mainly due to the loss of certain major customers after their contract expired in 2004, as well as the disposal of our interest in CT3 completed in February 2005.

The investment made by NWSH in CT3 and Container Terminal No. 8 West ("CT8W") were for long-term purpose. However, in view of the market conditions and business uncertainty of container handling business in Hong Kong and the exceptionally attractive unsolicited offer by PSA International Pte Ltd ("PSA"), the Group entered into two separate share sale agreements with PSA to sell the Group's entire interests in CT3 and CT8W to PSA at a total consideration of HK$3.0 billion. The aforementioned disposals were completed with a gain of approximately HK$1.8 billion in FY2005.

The drop of throughput in CSX Orient (Tianjin) Container Terminals Co., Limited ("CSXOT"), operator



of four container berths and one coal berth in Tianjin Xingang, was due to the keen competition from another newly operated terminal. The throughput mix of CSXOT has been shifting from foreign trade to domestic trade and transshipment which generated lower revenue per TEU and resulted in a lower profitability as compared to FY2004.

Xiamen New World Xiangyu Terminals Co., Ltd. (formerly known as Xiamen Xiang Yu Quay Co., Ltd.) reported an increase in contribution over FY2004. The increase was mainly due to a 5% volume growth from 603,000 TEUs in FY2004 to 635,000 TEUs in FY2005.

NWSH entered into an agreement in May 2005 to acquire a 18% stake in Tianjin Five Continents International Container Terminal and approved by the relevant government authorities in September 2005. Tianjin has been positioned to transform into Northern China's international shipping and logistics centre. In order to maintain the earning capacity, the Group's ports operations are well positioned to capture future growth and improve profitability, particularly those in Mainland China.

Recently, NWSH has signed a letter of intent with China Railway Container Transport Corp Ltd. (中鐵集裝箱運輸有限責任公司) to set up a joint venture to develop, operate and manage large-scale pivotal rail container terminals in 18 major cities in Mainland China for 50 years.





# Service



# Service

The segment contribution from service operations was decreased. The reduction was mainly due to provisions of HK$316 million made for construction operations. Apart from construction operations, all other businesses in service operations achieved satisfactory results during FY2005.

HKCEC achieved satisfactory result in FY2005 with profit increased by around 11%. Although HKCEC's average occupancy rate was slightly down to 53% from 55% last year, the profit margin from this year's event activities improved following local economic recovery. While rallying for the local business recovery, the AsiaWorld-Expo as well as conference and exhibitions from the Mainland and other Asian countries pose increasing competitions in the market. In order to maintain HKCEC's leading position and sustain its branding as a proven venue choice in Hong Kong, with a long standing and recognised reputation for successful international trade shows, HKCEC will continually improve customer services and its hardware facilities. An expansion plan will be commenced in 2006 and completed in 2009. After completion of the expansion, HKCEC will have additional space of 19,400 sq. m., making it in total of 83,400 sq. m.. With the leading market position of HKCEC in the region, it is expected to continuously provide to the Group with a stable profit and cash inflow.

Although there was sustainable economic recovery in Hong Kong during FY2005, the building and construction industry is still lagging behind due to the consistently low level of government capital expenditure and the cautious investment attitude in the private sector. As a result, competition among major contractors remains intense and gross profit margin of contracts continues to be slim.

However, the outlook of construction operations remains very encouraging. During FY2005, the Group secured contracts totalling HK$10.4 billion, among which, HK$5.5 billion was attributed to Macau market. Contracts on hand as at 30 June 2005 stood at HK$17.7 billion, of which remaining works to be completed amounted to HK$13.3 billion.

Whilst the construction market in Hong Kong is yet to pick up, the construction market in Macau has been booming since last year with the growth of


HONG KONG
Asia's world city
See You Next Year

the tourism and entertainment industries. It is expected that the Macau market will continue to grow in the next few years and the Group is well positioned, with our experienced and professional human resources, management and technical expertise, to tap on the business opportunities there, and contribute to the overall profitability. With establishment of fully operational subsidiary in Mainland China, the Group is actively seeking business opportunities and aims to diversify its construction operations in the Mainland China market.

With the gradual improvement in the Hong Kong economy, booming construction markets in Macau and Mainland China, together with the effort spent in improving operational efficiency, we believe that our construction operations will move forward with better performance next year.

Performance of the engineering operations was satisfactory with an increase in average gross profit margin from 5% in FY2004 to 6% in FY2005. The contracts awarded in FY2005 were HK$1.5 billion in which 60% was secured in Mainland China.

The performance of our two bus companies, New World First Bus Services Limited ("NWFB") and Citybus Limited ("Citybus"), has not benefited from the recovery of Hong Kong economy. During the year under review, competitions brought by the KCR West Rail and Tsim Sha Tsui Extension of East Rail and the higher operating costs due to surge of fuel price, increase in tunnel tolls and staff salaries have adverse impact on profitability. Thankfully, this negative impact was tempered to a certain extent by the savings achieved in the areas of resource integration and route rationalisation following the reorganisation of Citybus and NWFB under NWS Transport Services Limited.

New World First Ferry Services Limited, conducting ferry business in Hong Kong, incurred a loss for FY2005 mainly due to the high fuel cost. New World First Ferry Services (Macau) Limited providing ferry services between Hong Kong and Macau continued to benefit from the guaranteed profit from the vessel owners for FY2005.

The business environment of transport operations is believed to remain unfavourable in the coming year. The record high fuel cost, now showing no signs of abatement, will continue to plague the profitability of the Group's transport business. However, the oil price should return to a moderate level as predicted by some analysts, and with the possible increase in patronage by visitors to Hong Kong using our new Disneyland bus service, the transport scene may not be as bleak as it may seem in the longer term.

Urban Property Management Group, despite tough market competitions, continued to contribute a stable profit to the Group and successfully maintained a clientele of over 169,000 residential units under management. Kiu Lok Property Management Group focused on the market in Mainland China and its existing service networks have been successfully extended to 13 cities in Mainland.

Free Duty shops sells duty free tobacco and liquor at Hong Kong International Airport as well as the ferry terminals in China Hong Kong City and Shun Tak Centre. Patronage of these retail outlets remains robust owing to the rebound in Hong Kong's tourism sector.




NEW WORLD DEVELOPMENT
FY2005
CITYBUS
MAN
NEW WORLD DEVELOPMENT
FY2005

Tricor Holdings Limited ("Tricor"), a leading professional provider of integrated business, corporate and investors services, achieved excellent results with a growth of 94% during FY2005. Tricor has expanded into Mainland China and Singapore markets through the establishment of offices in Shanghai and Beijing and acquisition of business in Singapore.


新世界傳動網
New World Mobility

# Telecommunications


NWT
新世界電訊

# Telecommunications

## New World Mobile Holdings Limited ("NWM")

The subscriber base of New World Mobility grew from 1.25 million in June 2004 to 1.35 million in June 2005, representing a growth of 8%. This moderate growth was due to the substantial growth in the prepaid subscribers was higher than the drop in subscriber number caused by the termination of an MVNO contract in October 2004. New World Mobility managed to maintain a steady income thanks to the increasing roaming revenue, as well as the growing revenue from various mobile data services and handset sales.

During the year under review, the aggressive pricing strategy of 3G services and handsets has fueled the acute competition of the mobile market and adversely affected the revenue of New World Mobility despite the improving economic situation.


新世界傳動網
New World Mobility

In order to enhance ARPU and revenue, New World Mobility continues to introduce innovative mobile data services such as "Press 'n Talk" and "Video-on-the-move" news and entertainment video services. Over the period, HK$141 million has been invested in upgrading the network in a bid to stay technologically competitive as well as enlarging the capacity for the expanding subscriber base.

As part of the ongoing strategy, New World Mobility continues to provide customers with pioneering data services to meet the needs of different market segments. With the aim to provide superb services for the customers, New World Mobility will also put continued effort in upgrading network quality and improving customer services. Before the genuine market needs of 3G services increase, New World Mobility believes that in partnership with renowned content providers to provide customers with innovative data services via our existing 2.5/2.75G network remains to be the most cost-effective way to stay competitive and is in the best interest of our customers.

In order to capture the growing demand for mobile internet services in Mainland China, NWM acquired New World CyberBase Solutions to obtain a portfolio of innovative mobile products and services.

## New World Telecommunications Limited ("NWT")

NWT transformed from a traditional telecom carrier into a next generation IP and telecom service provider, offering a mixture of voice, data and content services.

During the year under review, data business and IP-based services recorded a significant growth. New data and content services brought a wide spectrum of diversified and pioneering broadband value-added services beyond connectivity, to name a few: Yahoo!Hong Kong - NWT BizNet Service, NWTeBiz.com, NetTalk Digital Telephony, NWT bb and NWTmusic.com.


NEW WORLD DEVELOPMENT
NWTmusic.com
NEW WORLD DEVELOPMENT
FY2005

Meanwhile, NWT proactively partnered with local and global IT and telecom powerhouses and content providers to extend its service portfolio and global reach. To enable high-speed and reliable Internet Connections, NWT also joined hands with major local broadband service providers in establishing Private Internet Peering Agreement.

Riding on its state-of-the-art Next Generation Network, NWT will focus on developing new growth businesses ranging from communications services, digital telephony, infotainment to e-commerce services for both Consumer and Business markets.

# Strategic Businesses

## New World Department Stores ("NWDS")

Riding along the rapid growth of consumer market in Mainland China, NWDS recorded a total sales amount of HK$3.8 billion in FY2005, up 17% year-on-year.

As at the end of June 2005, NWDS's operations expanded to 17 stores across 10 cities in Mainland China and Hong Kong with a total GFA of 461,180 sq. m.. During the year under review, two stores in Shanghai(上海) and Ningbo(寧波) were opened. In September 2005, the new store in Lanzhou (蘭州) was opened as the 18th department store of the Group.

The Group plans to open three new stores by the end of 2005 and four new stores in 2006 with a total store area of 236,250 sq. m.. In cities with satisfactory operations, NWDS is seeking opportunities and locations for more new stores. NWDS is also actively exploring investment opportunities in cities where NWDS currently has no retail operations.

| City | 城市 | Date of business commencement | GFA (sq. m.) |
|---|---|---|---|
| **Existing** | | | |
| Wuhan (Jianshe Dadao) | 武漢(建設大道) | Nov 1994 / Sep 2000# | 35,000* |
| Shenyang (Nanjing Street) | 瀋陽(南京街) | Nov 1995 / Jul 2005# | 13,400 |
| Wuxi | 無錫 | Jan 1996 | 16,000 |
| Harbin | 哈爾濱 | Nov 1996 | 34,000 |
| Tianjin | 天津 | Oct 1997 | 83,000 |
| Ningbo | 寧波 | Apr 1998 | 10,000 |
| Beijing | 北京 | Jun 1998 / Oct 2000# | 108,000* |
| Hong Kong | 香港 | Apr 1999 | 14,000* |
| Shenyang (Taiyuan Street) | 瀋陽(太原街) | Aug 2000 | 10,400 |
| Shanghai (Central Huaihai Road) | 上海(淮海中路) | Dec 2001 | 22,500 |
| Wuhan (Jianghan Road) | 武漢(江漢路) | Dec 2001 | 23,000 |
| Shanghai (Changning Road) | 上海(長寧路) | Jan 2002 | 20,000* |
| Dalian | 大連 | Sep 2002 | 32,000 |
| Shanghai (Hongkou) | 上海(虹口) | Oct 2003 | 15,000 |
| Kunming | 昆明 | Jun 2004 | 12,600 |
| Shanghai (Dingxi Road) | 上海(定西路) | Sep 2004 | 6,680 |
| Ningbo (Huimet) | 寧波(匯美) | Nov 2004 | 10,600 |
| Lanzhou | 蘭州 | Sep 2005 | 27,200* |
| **Total** | | | **493,380** |

| **To be completed** | | | |
|---|---|---|---|
| Wuhan (Wuchang) | 武漢(武昌) | 2005 | 22,650 |
| Shanghai (Minhang) | 上海(閔行) | 2005 | 28,800 |
| Shenyang (Zhonghua Road) | 瀋陽(中華路) | 2005 | 44,000 |
| Xiamen | 廈門 | 2006 | 19,800 |
| Shanghai (Yangpu) | 上海(楊浦) | 2006 | 44,000 |
| Chongqing | 重慶 | 2006 | 42,000 |
| Wuhan (Hankou) | 武漢(漢口) | 2006 | 35,000 |
| **Total** | | | **236,250** |

* include supermarket
# open in two phases

## New World TMT Limited ("NWTMT")

NWTMT recorded a loss of HK$866.2 million this year, a decrease of HK$4,641.0 million compared to HK$5,507.2 million in the prior year. The loss for FY2005 included certain provisions in its investments, such as HK$376.9 million for investment in Intellambda Systems Inc., a telecom optics equipment maker controlled by Prediwave management.

NWTMT's management have strengthened project control and improved the cash flow and operating return of its projects.

NWTMT has recently announced to develop a digital bus stop system in Beijing whereby NWTMT will be able to derive advertising revenue from advertisements being placed.

The PrediWave case continued into its second year and the legal team prepared for the start of proceedings in the second quarter of 2006.

## New World China Enterprises Projects Limited ("NWCEP")

The mandate of NWCEP is to focus on strategic investments in manufacturing industries and State-Owned Enterprises reforms and restructures in China. NWCEP not only acts as investment manager for New World's industrial projects but also acts as project manager for a China-focused private equity fund, New World Liberty China Ventures Limited ("NWLCV"). The current total amount of investment of NWCEP is about US$186 million for over 20 projects.

Since the inception of NWLCV, ten projects and 65% of the initial US$150 million capital has been invested in small and medium-size enterprises in China. Amongst the investments, Kunming Fulintang Pharmaceutical Company Limited, The Waterman Company Limited Shanghai, Shanghai Autotech Service Limited, Xiamen Topstar Co Limited and HXNW Auto Service Limited have achieved significant improvement in their overall performance.

During the period under review, NWCEP invested into Zhejiang Tianneng Battery Co Ltd, one of the largest battery producers for electric bicycles in China and Shinhint Acoustic Link Holdings Ltd ("Shinhint"), a Hong Kong based integrated manufacturing services provider for ODM/OEM production of electro-acoustic consumer products.

In December 2004, NWCEP disposed of the shares in Vision Grande Group Holdings Ltd for a profit of HK$14 million. Shinhint (HK stock code: 2728) listed in Hong Kong Stock Exchange on July 2005 and NWCEP has 5.5% shareholding of Shinhint.

# Corporate Governance

## Code of Best Practice and Code on Corporate Governance Practices

In November 2004, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") introduced the Code on Corporate Governance Practices (the "Code") to replace the Code of Best Practice in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") and the rules on the Corporate Governance Report are inserted as a new Appendix 23 of the Listing Rules.

The Code, with one exception, has become effective for accounting periods commencing on or after 1 January 2005. The exception is in respect of internal controls and the proposed disclosure requirements in the Corporate Governance Report relating to the listed issuers' internal controls, which will be implemented for accounting periods commencing on or after 1 July 2005.

## Articles of Association

The Companies (Amendment) Ordinance 2003 came into operation on 13 February 2004. The Stock Exchange has announced certain amendments to the Listing Rules which came into effect on 31 March 2004. In order to comply with the aforesaid requirements, the shareholders have approved the amendments to the Company's Articles and Association at the annual general meeting held on 7 December 2004.

## Board of Directors

The Board of Directors (the "Board") of the Company oversees the management, businesses, strategic directions and financial performance of the Group.

The Board currently comprises a total of fourteen Directors, with five Executive Directors, five Non-executive Directors and four Independent Non-executive Directors. The biographies of the Directors are set out on pages 64 to 68 of this annual report. The Company has received annual confirmation of independence from all the Independent Non-executive Directors in accordance with Rule 3.13 of the Listing Rules. The Board is of the view that all the Independent Non-executive Directors are independent in accordance with the Listing Rules.

The Board has appointed a Chairman who ensures that the Board works effectively and that all important issues are discussed in a timely manner. The positions of the Chairman and the Management Director are held by separate individuals as to maintain an effective segregation of duties. The full Board meets at least twice a year while additional meetings can be held to discuss important issues. All the Directors are supplied with board papers and relevant materials within a reasonable period of time in advance of the intended meeting date. All Directors have unrestricted access to the management for enquiries and to obtain information when required. The Directors are covered by appropriate insurance on directors' liabilities from their risk exposure arising from the management of the Group.

The Board has set up three committees, namely, the Executive Committee, the Audit Committee and the Remuneration Committee.

The Executive Committee, consists of five Executive Directors of the Board, meets frequently as when necessary and is responsible for the management and day-to-day operations of the Group. Members of the Executive Committee are Dato. Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David and Mr. Leung Chi-Kin, Stewart.

The Audit Committee, established in fiscal year 1999 with specific written terms of reference, consists of three Independent Non-executive Directors of the Board, is responsible for the review and supervision of the Group's financial reporting process and internal controls. The Audit Committee reports its findings and makes recommendations to the Board. The Audit Committee held two meetings in fiscal year 2005. Members of the Audit Committee are Dr. Cha Mou-Sing, Payson (Chairman), Mr. Yeung Ping-Leung, Howard and Mr. Lee Luen-Wai, John.

In accordance with the Code, the Company established the Remuneration Committee on 22 September 2005 with specific written terms of reference, consists of four Directors. 75% of the members of the Remuneration Committee are Independent Non-executive Directors. The Remuneration Committee is responsible for making recommendations with respect to the remuneration of the Executive Directors of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy for approval by the Board. Members of the Remuneration Committee are Mr. Leung Chi-Kin, Stewart (Chairman), Dr. Cha Mou-Sing, Payson, Mr. Yeung Ping-Leung, Howard and Mr. Lee Luen-Wai, John.

The remuneration for the Executive Directors comprises basic salary, pensions and discretionary bonus. In addition to the above, certain directors have been granted options under share option schemes of various listed subsidiaries to enable the directors to subscribe for shares in those subsidiaries. Details of the amount of emoluments of directors paid during the financial year ended 30 June 2005 are set out in note 12 to the accounts.


NEW WORLD DEVELOPMENT
FY2005
FY2005
NEW WORLD DEVELOPMENT

## Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules (the "Model Code") as the code of conduct regarding directors' securities transactions. All the Directors have complied with the standard set out in the Model Code for the year ended 30 June 2005.

## Financial Reporting

The Board, supported by the accounts department, is responsible for the preparation of the financial statements of the Company and the Group. In preparing the financial statements, the generally accepted accounting standards in Hong Kong have been adopted and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants. Appropriate accounting policies have also been used and applied consistently.

The reporting responsibilities of the external auditors are set out in the Auditors' Report on pages 99 and 100 of this annual report.

## Internal Control

The Board is responsible for internal control of the Group and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance of applicable laws, rules and regulations. The procedures provide reasonable but not absolute assurance against material errors, losses or fraud.

An internal audit department has been established to conduct audits of the Company and its subsidiaries, associated companies and jointly controlled entities. The internal audit department performs risk-based audits to review the effectiveness of the Group's material internal controls so as to provide assurance that key business and operational risks are identified and managed. The work carried out by the internal audit department will ensure the internal controls are carried out appropriately and functioning as intended. The internal audit department reports to the Board with its findings and makes recommendations to improve the internal control of the Group. The department also sends their reports to the Audit Committee for review and discussion.



## Auditors' Remuneration

The Group was charged HK$37.4 million for auditing services and HK$9.5 million for non-auditing services in respect of the year ended 30 June 2005 by the auditors of the Group.

## Communication with Shareholders

The Board and senior management maintain a continuing dialogue with the Company's shareholders and investors through various channels including the Company's annual general meeting. The Chairman, Management Director, other members of the Board and external auditors attend the annual general meeting. The Directors will answer questions raised by the shareholders on the performance of the Group. The Company holds press and analysts conferences at least twice a year following the release of interim and full year results announcements at which the Executive Directors and senior management of the Group are available to answer questions regarding the performance of the Group. The Group has participated in a number of roadshows and meetings with investors and organised a number of site visits during the fiscal year 2005. Our corporate website which contains corporate information, interim and annual reports, announcements and circulars issued by the Group as well as the recent developments of the Group enable the Company's shareholders to have a timely and updated information of the Group.

# Corporate Citizenship

## Community Chest "Award of Distinction" & "Run-up Two ifc Charity Race"

Our commitment in enhancing corporate citizenship can be reflected by the activities we participated. In recognition of our significant contribution, the Group was presented with the "Award of Distinction" by the Community Chest for 2004/2005 campaign year.

One of these events was "Run-up Two ifc Charity Race". The donations were used to enhance "Services for the Mentally Handicapped" supported by the Chest. Over 200 participants ran up the 2,600 stairs of the 88-storey IFC II Building in Central. New World Group fully supported the Race. Besides donating to the event, the Group sent four staffs to run in the Super Challenge Race where 11 teams participated. With enthusiasm and good team spirit, New World Group Team, comprised of four of our colleagues and two TV stars, won the 1st Runner-up.


NEW WORLD DEVELOPMENT
FY2005
香港
TVB
決戰國金
新世界集團隊!

## Donations for Asian Tsunamis

The largest tsunami disaster in decades struck several South Asian countries in December 2004, taking hundreds of thousands of human lives, and leaving countless people homeless. Being part of the global village, the Group and its employees demonstrated exemplary kindheartedness and unity by raising donations in support of relief operations for the victims. Over HK$4.2 million was raised by the Group. Of this amount, HK$1.7 million was raised for UNICEF from Group staffs in Hong Kong and Mainland China, with the Group contributing the same amount in fulfilling its earlier pledge for a dollar for dollar donation made by its staffs. Other companies and subsidiaries of the Group donate over HK$800,000 to the voluntary organisations.


國兒童基金會
unicef
29/12/2004
UNICEF
HK$500,000.00
港幣伍拾萬元正


caringcompany
嘉許典禮 2004/05
Recognition Ceremony

## Employee Care

In an era of rapid knowledge advancement, developing and retaining a motivated, highly skilled workforce is essential to business performance. The Group provide a competitive staff compensation policy to attract and retain employees.

Moreover, the Group carried on its management trainee programme aiming to develop high-calibre individuals for its management team. The mentor scheme and staff awards programme are continued to help facilitate staff development and recognise the excellent performance of staff. Training courses and education subsidies are available to staff in order to improve their work skills.

As at 30 June 2005, the Group had over 47,000 employees. To enhance employee's sense of belonging, the Group encourages employees to participate in company-sponsored staff activities, including corporate fun day, charity events, community services and staff trips.

## Caring Company Logo

New World Development Company Limited together with 20 other companies of the Group, was presented with the Caring Company Logo 2004/05 by the Hong Kong Council of Social Service, in recognition of our contributions to the community as responsible corporate citizens during the year.

The logo is given to Hong Kong-based companies that have shown strong commitment in building a caring community by encouraging employees to join volunteer activities, by employing underprivileged individuals, by sharing business expertise and partnering with social service groups, and by active donations.

During the year, New World Development Company Limited had supported numerous community projects, such as launching an apprenticeship mentoring training school, employing people with disabilities and making donations, including organising staff donation programmes to UNICEF.

## Investor Outreach

The Group highly values investor communication, as reflected by a number of site visits, meetings with the media and investment community and participation in investment forums and overseas road shows we organised during the year. Our wide embracing activities have allowed the investing public to develop a better understanding of the Group's strategies and development plans. Realising the growing investor interests in our various listed divisions, the Group will further our goals in achieving better corporate transparency.

Our corporate websites are updated to make information available to the public in a timely and equitable manner. Our dedicated efforts in ensuring annual reports act as good communication channels to the public were recognised, as annual reports produced by NWCL, NWSH and NWTMT all received awards in international competitions. For NWCL, this is the third year for winning the International ARC award, the widely recognised "Academy Awards of Annual Reports". Being awarded for three consecutive years in international competition reflects our continual determination in maintaining high level of transparency and disclosure. NWTMT FY2004 Annual Report, which was published as a package of three books — the annual report itself, and the English and Chinese versions of a magazine titled "New World TMT Review", won the Silver Award in "Overall Annual Report : Printing & Publishing" category in the International ARC Award.


NWSH
NEW WORLD
TMT
REVIEW
AD MAD
CHINA
CHINA
NEW WORLD TMT

## Quest for Excellence

The Group is committed to providing quality service and enhancing customer satisfaction. Our achievements in bettering service quality are recognised in the awards with which its business units were honoured during the year.

**New World China Land Limited** was ranked first in "2005 TOP10 China's Real Estate Company Brand Value" by "China Real Estate TOP10 Research Team", a research committee comprising Development Research Center of the State Council, Real Estate Research Institute of Tsinghua University, and China Index Academy. NWCL was the only Hong Kong developer among the awardees. NWCL's pioneering effort in bringing the best of Hong Kong and international living style to Mainland China was recognised.

**NWCL** was awarded both the "2004 Top Ten Developers in Advancing China Urbanization" and "2004 Top Ten Developers in Advancing the Land Market" in the 2005 Annual China Land Market Event. The annual event is held by the academic body China Land Science Society under the Ministry of Land & Resources, and the national press China Real Estate Business.

**Hong Kong Convention and Exhibition Centre**, managed by the Group's service division, was voted "Asia's Leading Conference Centre" for the third consecutive year by travel agents around the world at the 11th World Travel Awards. In addition, it won 11 awards in Hong Kong International Culinary Classic 2005 by Hong Kong Chefs Association and Hong Kong Exhibition Services Limited.

**NWS Holdings Limited's** corporate volunteer team, NWS Volunteer Alliance, received Gold Award for Volunteer Service by Social Welfare Department for four consecutive years. The prestigious volunteer award recognised the team's continuing efforts in social and community commitments.

**New World Mobility** received the "EFFIE Award" for two consecutive years. "The One For You" brand campaign received Silver Award in the Telecommunications category of the "2005 EFFIE Award" organised by the New York American Marketing Association.

## Financial Review

For the year under review, the Group recorded a profit attributable to shareholders amounted to HK$2,988.1 million, compared to a loss of HK$976.2 million in FY2004.

Turnover dropped 13% from HK$25,653.0 million to HK$22,270.8 million, mainly due to the reduction of contracting business and the sales volume of Hong Kong properties.

## Consolidated Profit and Loss Account

| | **FY2005 HK$m** | FY2004 HK$m |
|---|---|---|
| Turnover | **22,270.8** | 25,653.0 |
| Cost of sales | **(17,229.9)** | (20,151.5) |
| Gross profit | **5,040.9** | 5,501.5 |
| Other revenues | **32.7** | 48.3 |
| Other income/(charge) | **1,823.1** | (4,787.2) |
| Administrative and other expenses | **(3,361.4)** | (3,740.6) |
| Operating profit/(loss) before financing costs and income | **3,535.3** | (2,978.0) |
| Financing costs | **(664.3)** | (1,022.7) |
| Financing income | **368.8** | 230.4 |
| Share of results of associated companies & jointly controlled entities | **2,025.7** | 2,341.3 |
| Profit/(loss) before taxation and minority interests | **5,265.5** | (1,429.0) |
| Taxation | **(897.6)** | (980.2) |
| Minority interests | **(1,379.8)** | 1,433.0 |
| Profit/(loss) attributable to shareholders | **2,988.1** | (976.2) |

## Turnover — Breakdown by Business Segment

| | **FY2005 HK$m** | FY2004 HK$m | Year-on-Year |
|---|---|---|---|
| Property sales | **3,377.7** | 5,629.1 | -40% |
| Rental | **946.4** | 965.9 | -2% |
| Service | **8,972.3** | 10,818.3 | -17% |
| Infrastructure | **239.5** | 374.9 | -36% |
| Telecommunications | **2,605.1** | 2,623.8 | -1% |
| Department stores | **3,810.2** | 3,254.3 | 17% |
| Others | **2,319.6** | 1,986.7 | 17% |
| Total | **22,270.8** | 25,653.0 | -13% |

In FY2005, the Group's property sales revenues amounted to HK$3,377.7 million, down 40%. During the year under review, the Group sold an effective share of approximately 475,000 sq. ft. GFA of residential and commercial use properties in Hong Kong against approximately 1.1 million sq. ft. GFA in FY2004. During the same comparison period, New World China Land Limited sold approximately 754,000 sq. m. GFA of properties against approximately 910,000 sq. m. GFA a year ago.

Rental turnover dropped a slight 2% to HK$946.4 million. The growth in rental revenue in Mainland China was not able to compensate the decline in Hong Kong rentals caused by the residual effects of negative reversions in FY2004 and the change in rental sharing ratio in accordance with the agreement with the joint development partner.

The turnover of Service operations declined 17% to HK$8,972.3 million in the year under review. The drop was caused by the shrinking of the contracting market in Hong Kong and following the reorganisation of the Citybus Ltd and New World First Holdings Ltd under NWS Transport Services Ltd, a jointly controlled entity which the Group holds 50%, turnover of the transport division was excluded in FY2005 for accounting purposes.

Infrastructure turnover reduced 36% to HK$239.5 million due to the disposal of 13 Zhaoqing road projects in FY2004.

Total turnover of New World Department Stores amounted to HK$3,810.2 million, up 17% year-on-year. During the year, the Group opened its fourth store in Shanghai and the second store in Ningbo to enhance its portfolio to 17 stores.

## Analysis of segment results (including share of results of associated companies and jointly controlled entities)

| | FY2005 HK$m | FY2004 HK$m | Year-on-Year |
|---|---|---|---|
| Property sales | **1,459.9** | 1,577.4 | -7% |
| Rental | **764.1** | 725.3 | 5% |
| Service | **390.7** | 1,157.7 | -66% |
| Infrastructure | **1,072.5** | 1,141.0 | -6% |
| Telecommunications | **88.3** | 53.1 | 66% |
| Department stores | **120.4** | 103.5 | 16% |
| Others | **273.7** | (102.6) | N/A |
| Segment results | **4,169.6** | 4,655.4 | -10% |

## Property Sales

Property sales segment contributed HK$1,459.9 million against HK$1,577.4 million last year. The segment contribution from Hong Kong was mostly attributed to the sales of 33 Island Road, South Hillcrest and the remaining units of Bon-Point, Parc Palais, Caldecott Hill, Sereno Verde and 2 Park Road. Though the total volume sold in Hong Kong was lower than previous financial year, the average selling price of the projects had improved significantly due to the rising property prices of our projects.

## Rental

Rental business has a segment contribution of HK$764.1 million, up 5% from HK$725.3 million in the previous financial year. The higher contribution was coming from our Mainland China investment properties. The Group's major investment properties, Beijing New World Centre and Shanghai Hong Kong New World Tower, capitalised on the buoyant rental market in Beijing and Shanghai, provided growing contributions to the Group.

## Service

The segment contribution from service operations plunged 66% to HK$390.7 million. The decline was attributed to the contracting business which recorded a loss in FY2005 as compared to a profit in FY2004. The loss was mainly due to certain provisions made for two projects due to claims for liquidated damages. Apart from contracting operations, all other businesses in service operations achieved satisfactory results during FY2005.

## Infrastructure

Infrastructure posted a segment result of HK$1,072.5 million, down 6%. The overall performance of the infrastructure operations was satisfactory for FY2005. Energy, water and roads businesses were the key contributors to the Group. The decline was mainly due to the decline in contribution from Hong Kong port operations caused by the tough operation environment in Hong Kong and partly due to the disposal of CT3 in February 2005.

## Telecommunications

Telecommunications segment contributed HK$88.3 million, 66% increase from last year. Nonetheless, the Group's telecommunications business was facing keen competition. New World Mobile Holdings Limited reported a net profit of HK$93.1 million, a drop of 43% from previous financial year. New World Telecommunications Limited struggled to transform itself to provide broadband and IP based services, while the IDD tariff and fixed-line service charge was declining.

## Department Stores

Segment contribution from department stores business grew 16% to HK$120.4 million on the back of booming consumer market in Mainland China.

## Others

Others segment turned from a loss of HK$102.6 million in FY2004 to a profit of HK$273.7 million in FY2005. The Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and New World Renaissance Hotel, had an occupancy of over 80% while their average daily room rate was up 20% year-on-year.

## Financing Costs

The Group has reduced around HK$7.6 billion net debt. Consequently, financing costs were down 35% to HK$664.3 million.

## Other Income/(Charge)

Other income/(charge) amounted to HK$1,823.1 million. In the first quarter of 2005, the Group has disposed all its interests in CT8W and CT3 in Hong Kong for HK$3 billion with a gain of approximately HK$1.8 billion. In FY2005, the Group has also recognised the gain of approximately HK$346 million on the sale of Wuhan Bridge. During the year under review, a net gain of approximately HK$312 million was recorded for its property related provisions made and write-backs. The provisions against the Group's TMT assets amounted to approximately HK$572 million. In particular, HK$377 million was made against the Intellambda business.

## Shareholders' Funds

Shareholders' funds of the Group as at 30 June 2005 increased 13% to HK$61,657.8 million from HK$54,405.0 million.

## Liquidity and Capital Resources

As at 30 June 2005, the Group's cash and bank balances stood at HK$12,128.7 million (30 June 2004: HK$6,630.0 million). Its consolidated net debt amounted to HK$14,063.6 million (FY2004: HK$21,613.3 million), a decrease of approximately 34.9% as compared with FY2004. Gearing ratio decreased from 39.7% as at 30 June 2004 to 22.8% as at 30 June 2005.

The appreciation of Renminbi in July 2005 should have a positive impact on future cashflow from our Mainland China operations, particularly Infrastructure and Property businesses.


Source of Borrowings
FY2005
5%
86%
9%
FY2004
5%
85%
10%
Short-Term Loans and Overdrafts
Long-Term Loans
Convertible Bonds


Interest Rate and Maturity Profile
Within 1 year
1.6
12.6
1-2 year
0.7
3.6
2-5 year
2.1
5.4
Over 5 year
0.2
Fixed Rate
Floating Rate
(HK$ billion)


Nature of Debts
FY2005
56%
44%
FY2004
63%
37%
Unsecured
Secured


Currency Profile of Borrowings
FY2005
12%
85%
3%
FY2004
16%
80%
4%
RMB
HKD
USD

| Gross Debts | **30.6.2005 HK$m** | 30.6.2004 HK$m |
|---|---|---|
| Consolidated gross debts | **26,192** | 28,243 |
| — NWS Holdings | **6,123** | 8,120 |
| — New World China Land | **5,322** | 5,770 |
| — New World Mobile Holdings | **103** | 373 |
| — New World TMT | **3,230** | 3,353 |
| Gross debts excluding listed subsidiaries | **11,414** | 10,627 |

| Net Debts | **30.6.2005 HK$m** | 30.6.2004 HK$m |
|---|---|---|
| Consolidated net debts | **14,063** | 21,613 |
| — NWS Holdings | **2,473** | 4,618 |
| — New World China Land | **(1,030)** | 4,878 |
| — New World Mobile Holdings | **(14)** | 278 |
| — New World TMT | **2,714** | 2,703 |
| Net debts excluding listed subsidiaries | **9,920** | 9,136 |

The Group maintained a balanced debt profile with adequate risk diversification through specifying the preferred mix of fixed and floating rate debt.

## Nature of Debt

As at 30 June 2005, less than half of the total outstanding loans were secured by the Group's assets.

## Interest Rate and Maturity Profile

Amount of debts due within FY2006 amounts to HK$14,136.1 million. Our cash on hand as of 30 June 2005 was HK$12,128.7 million.

The combination of cash on hand, together with cash inflow from operation and our remaining undrawn banking facilities, should enable the Group to satisfy its debt repayment commitments and working capital requirements.

Approximately 82.5% (FY2004: 78.6%) of the Group's total debts are on a floating rate basis, whilst fixed rate borrowings mainly related to the RMB loan facilities and convertible bonds.


33 Island Road


Bon-Point


South Hillcrest


MTR Kwun Tong Line
MTR Tsuen Wan Line
MTR Island Line
MTR Tung Chung Line
MTR Tseung Kwan O Line
MTR Disneyland Resort Line
MTR Airport Express
KCR East Rail
KCR West Rail
KCR Ma On Shan Rail
KCR Light Rail
Tunnel
SHENZHEN
25
19
22
24
16
11
12
TSING
AsiaWorld Expo
(Under construction)
Airport
Disneyland Resort
9
Tung Chung
LANTAU ISLAND

# Project Summary — Major Property Development Projects in Hong Kong

**Name of Major Properties Under Development**

1 6-10 Black's Link
2 55 Conduit Road
3 42–44 Belcher's Street
4 Hung Hom Peninsula
5 Hanoi Road Redevelopment Project
6 440-450 Prince Edward Road West
7 Yau Tong Redevelopment Project
8 15-19 Luk Hop Street, San Po Kong
9 MTR Tung Chung Station (site 2 north)
10 The Grandiose
11 YLTL No. 515 in DD120, Ma Tin Road, Yuen Long
12 Lot No. 2131 in DD121, Tong Yan San Tsuen, Yuen Long


23
EW TERRITORIES
14
26
21 18
en Wan
20
13
6
8
KOWLOON
Po Lam
7
4
5
10
Sheung Wan
Hong Kong
3
2
1
Chai Wan
HONG KONG ISLAND


2 Park Road
Parc Palais
Sky Tower

13 DD227 & DD229, Tai Po Tsai, Sai Kung
14 DD206, Wu Kai Sha, Ma On Shan
15 Fanling Sheung Shui Town Lot No. 182 in DD51
16 Lot No. 419 in DD127, Tai Tao Tsuen, Yuen Long
17 35-47 Tsing Yi Road
18 DD221, Sha Kok Mei, Sai Kung
19 DD99, 101, Lin Barn Tsuen, Yuen Long
20 DD217, 219 & 222, Pak Kong, Sai Kung
21 DD221, Sha Ha, Sai Kung
22 DD104, 107, Wing Kei Tsuen, Yuen Long
23 DD91, 100, Fanling
24 DD115, Yuen Long
25 DD129, Yuen Long
26 DD221, Sai Kung

| | Name of Property | Site Area (sq. ft.) | Total GFA (sq. ft.) | Group Interest (%) |
|---|---|---|---|---|
| | **HONG KONG** | | | |
| 1 | 6–10 Black's Link | 69,535 | 34,763 | 80.00 |
| 2 | 55 Conduit Road | 36,003 | 88,011 | 30.00 |
| 3 | 42–44 Belcher's Street, Western District | 15,284 | 126,466 | 100.00 |
| | **KOWLOON** | | | |
| 4 | Hung Hom Bay (Hung Hom Peninsula) | 299,433 | 1,585,537 | 27.00 |
| 5 | Hanoi Road Redevelopment Project | 89,373 | 1,087,767 | 81.47 |
| 6 | 440–450 Prince Edward Road West | 11,545 | 103,905 | 100.00 |
| 7 | Yau Tong Redevelopment Project | 339,412 | TBD | 15.00 |
| 8 | 15–19 Luk Hop Street, San Po Kong | 23,788 | 285,588 | 100.00 |
| | **NEW TERRITORIES** | | | |
| 9 | MTR Tung Chung Station (site 2 north) | | 237,535 | 16.40 |
| 10 | Tseung Kwan O Town Lot No. 75 Area 55b (The Grandiose) | 127,844 | 1,041,923 | 45.00 |
| 11 | YLTL No. 515 in DD120, Ma Tin Road, Yuen Long | 138,729 | 485,556 | 100.00 |
| 12 | Phase 1, Lot No. 2131 in DD121, Tong Yan San Tsuen, Yuen Long | 262,747 | 262,747 | 100.00 |
| 13 | DD227 & DD229, Tai Po Tsai, Sai Kung | 719,029 | 1,078,543 | 56.00 |
| 14 | DD206, Wu Kai Sha, Ma On Shan | 1,320,000 | 4,870,000 | 35.00 |
| 15 | Fanling Sheung Shui Town Lot No. 182 in DD51 | 684,264 | 273,706 | 40.00 |
| 16 | Phase 1, Lot No. 419 in DD 127, Tai Tao Tsuen, Yuen Long | 230,000 | 232,847 | 100.00 |
| 17 | 35–47 Tsing Yi Road | 305,190 | 1,525,958 | 100.00 |
| 18 | DD221, Sha Kok Mei, Sai Kung | 150,000 | 30,000 | 100.00 |
| 19 | DD99, 101, Lin Barn Tsuen, Yuen Long | 3,540,000 | 702,028 | 62.00 |
| 20 | Phase 1, DD217, 219 & 222, Pak Kong, Sai Kung | 640,000 | 129,167 | 100.00 |
| 21 | DD221, Sha Ha, Sai Kung | 510,000 | 960,149 | 83.00 |
| 22 | DD104, 107, Wing Kei Tsuen, Yuen Long | 3,000,000 | 270,284 | 100.00 |
| 23 | DD91, 100, Fanling | 200,000 | 184,800 | 100.00 |
| 24 | DD115, Yuen Long | 120,000 | 69,300 | 100.00 |
| 25 | DD129, Yuen Long | 220,000 | 113,400 | 100.00 |
| 26 | DD221, Sai Kung | 138,000 | 111,300 | 83.42 |
| | **Total** | **13,190,176** | **15,891,280** | |

Notes:
(1) TBD=To Be Determined
(2) "Others" includes hotel, service apartment and resort
(3) P=Planning, D=Demolition, SF=Site Formation, F=Foundation, S=Superstructure, C=Completed, LE=Land Exchange, SP=Site Preparation

| Retail (sq. ft.) | Industrial (sq. ft.) | Residential (sq. ft.) | Others(2) (sq. ft.) | Total Attributable GFA (sq. ft.) | Stage of Completion(3) |
|---|---|---|---|---|---|
| | | | | | |
| | | 27,810 | | 27,810 | S |
| | | 26,403 | | 26,403 | SF/F |
| 8,057 | | 118,409 | | 126,466 | P |
| | | | | | |
| 8,719 | | 419,376 | | 428,095 | C/P |
| 281,753 | | 399,850 | 204,601 | 886,204 | S |
| 20,169 | | 83,736 | | 103,905 | D |
| | | | | TBD | P |
| | | | 285,588 | 285,588 | P |
| | | | | | |
| | | | 38,956 | 38,956 | S |
| 57,530 | | 411,335 | | 468,865 | S |
| | | 485,556 | | 485,556 | F |
| | | | | | |
| | | 262,747 | | 262,747 | SP |
| 12,056 | | 591,928 | | 603,984 | P |
| | | 1,704,500 | | 1,704,500 | P |
| | | 109,482 | | 109,482 | P |
| | | | | | |
| | | 232,847 | | 232,847 | LE |
| | 1,525,958 | | | 1,525,958 | P |
| | | 30,000 | | 30,000 | P |
| | | 435,257 | | 435,257 | P |
| | | | 129,167 | 129,167 | P |
| | | 796,924 | | 796,924 | LE |
| | | 270,284 | | 270,284 | P |
| | | 184,800 | | 184,800 | P |
| | | 69,300 | | 69,300 | P |
| | | 113,400 | | 113,400 | P |
| | | 92,846 | | 92,846 | P |
| **388,284** | **1,525,958** | **6,866,790** | **658,312** | **9,439,344** | |


Grand Hyatt Hong Kong


Discovery Park Shopping Mall


2 MacDonnell Road


MTR Kwun Tong Line
MTR Tsuen Wan Line
MTR Island Line
MTR Tung Chung Line
MTR Tseung Kwan O Line
MTR Disneyland Resort Line
MTR Airport Express
KCR East Rail
KCR West Rail
KCR Ma On Shan Rail
KCR Light Rail
Tunnel
TSING
AsiaWorld Expo
(Under construction)
Disneyland Resort
Airport
Tung Chung
LANTAU ISLAND

## Project Summary — Major Property Investment Projects in Hong Kong

**Name of Property Investment**

1 Manning House
2 New World Tower
3 Shun Tak Centre
4 Hong Kong Convention and Exhibition Centre
5 Grand Hyatt Hong Kong
6 Renaissance Harbour View Hotel
7 Pearl City
8 2 MacDonnell Road


NEW TERRITORIES
Tsuen Wan
KOWLOON
Po Lam
Sheung Wan
Hong Kong
Chai Wan
HONG KONG ISLAND
13
12
16
10
11
3
5
4
6
7
1
2
8
9


Pearl City


Hong Kong Convention and Exhibition Centre


Telford Plaza

[9] Methodist House
[10] New World Centre
[11] The Amazon
[12] Telford Plaza
[13] Asia Terminals Centre
[14] Riviera Plaza Arcade
[15] Discovery Park Shopping Mall
[16] New World Centre Extension

| | Name of Property | Total GFA (sq. ft.) | Group's Interest (%) | Total (sq. ft.) |
|---|---|---|---|---|
| | **COMPLETED** | | | |
| | **HONG KONG** | | | |
| 1 | Manning House, 48 Queen's Road Central | 110,040 | 100.0 | 110,040 |
| 2 | New World Tower, 18 Queen's Road Central | 640,135 | 100.0 | 640,135 |
| 3 | Shun Tak Centre | 214,336 | 45.0 | 96,451 |
| 4 | Hong Kong Convention and Exhibition Centre | 63,052 | 100.0 | 63,052 |
| 5 | Grand Hyatt Hong Kong | 524,928 | 100.0 | 524,928 |
| 6 | Renaissance Harbour View Hotel | 544,518 | 100.0 | 544,518 |
| 7 | Pearl City, Causeway Bay | | | |
| | — Portion of Ground Floor to 4th Floor | 53,691 | 40.0 | 21,476 |
| | — Portion of Ground Floor & Basement | 24,682 | 100.0 | 24,682 |
| 8 | 2 MacDonnell Road | 116,954 | 100.0[(1)] | 116,954 |
| 9 | Methodist House, Wanchai | 40,813 | 99.0[(1)] | 40,405 |
| | **KOWLOON** | | | |
| 10 | New World Centre | 2,197,307 | 100.0 | 2,197,307 |
| 11 | The Amazon | 141,439 | 100.0 | 141,439 |
| 12 | Telford Plaza, Kowloon Bay | 335,960 | 100.0[(1)] | 335,960 |
| | **NEW TERRITORIES** | | | |
| 13 | Asia Terminals Centre | 6,150,873 | 29.9 | 1,839,111 |
| 14 | Riviera Plaza Arcade, Tsuen Wan | 242,685 | 100.0 | 242,685 |
| 15 | Discovery Park Shopping Mall | 466,400 | 50.0[(1)] | 233,200 |
| | **Sub-total** | **11,867,813** | | **7,172,343** |
| | **TO BE COMPLETED** | | | |
| 16 | New World Centre Extension | 988,340 | 100.0 | 988,340 |
| | **Grand total** | **12,856,153** | | **8,160,683** |

Notes:

(1) Properties in which the Group has a development interest: other parties provide the land whilst the Group finances the construction costs and occasionally land costs, and is entitled to a share of the rental income/properties after completion or a share of the development profits in accordance with the terms and conditions of the respective joint development agreements.

(2) The 1,763,276 sq. ft. represents the warehouse space in Asia Terminals Centre.

| Group's Share of GFA/Carparks | | | | | | |
|---|---|---|---|---|---|---|
| **Retail (sq. ft.)** | **Office (sq. ft.)** | **Hotel (sq. ft.)** | **Residential (sq. ft.)** | **Others (sq. ft.)** | **Carparks (Number)** | **Lease expiry** |
| 63,383 | 46,657 | | | | | 2843 |
| 77,948 | 562,187 | | | | 387 | 2863 |
| 96,451 | | | | | 38 | 2055 |
| 63,052 | | | | | 1,070 | 2060 |
| | | 524,928 | | | | 2060 |
| | | 544,518 | | | | 2060 |
| 21,476 | | | | | | 2868 |
| 24,682 | | | | | | 2868 |
| | | | 116,954 | | | 2031 |
| | 40,405 | | | | | 2084 |
| 957,667 | 538,966 | 277,939 | 422,735 | | 1,801 | 2052 |
| 141,439 | | | | | 260 | 2052 |
| 335,960 | | | | | 136 | 2047 |
| | 75,835 | | | 1,763,276[2] | | 2047 |
| 242,685 | | | | | 324 | 2047 |
| 233,200 | | | | | 500 | 2047 |
| **2,257,943** | **1,264,050** | **1,347,385** | **539,689** | **1,763,276** | **4,516** | |
| | | 988,340 | | | | 2052 |
| **2,257,943** | **1,264,050** | **2,335,725** | **539,689** | **1,763,276** | **4,516** | |

| | Name of Hotel/Location | Number of rooms | Effective Interest (%) |
|---|---|---|---|
| | **EXISTING** | | |
| | **HONG KONG** | | |
| 1 | New World Renaissance Hotel, Kowloon | 542 | 64.0 |
| 2 | Renaissance Harbour View Hotel | 860 | 64.0 |
| 3 | Grand Hyatt Hong Kong | 570 | 64.0 |
| | Sub-total | **1,972** | |
| | **CHINA** | | |
| 4 | New World Courtyard Hotel, Beijing | 293 | 39.2 |
| 5 | Jing Guang New World Hotel, Beijing | 444 | 20.5 |
| 6 | Mayfair Hotel Shanghai | 860 | 46.3 |
| 7 | New World Hotel, Shenyang | 261 | 71.3 |
| 8 | New World Courtyard Hotel, Shunde | 376 | 23.2 |
| 9 | New World Courtyard Hotel, Wuxi | 243 | 25.6 |
| 10 | Grand New World Hotel, Xian | 491 | 22.4 |
| | Sub-total | **2,968** | |
| | **SOUTHEAST ASIA** | | |
| 11 | New World Renaissance Hotel, Makati, Philippines | 599 | 26.9 |
| 12 | New World Renaissance Hotel, Ho Chi Minh City, Vietnam | 504 | 21.6 |
| 13 | Renaissance Riverside Hotel, Ho Chi Minh City, Vietnam | 336 | 19.4 |
| 14 | New World Renaissance Hotel, Kuala Lumpur, Malaysia | 921 | 37.5 |
| | Sub-total | **2,360** | |
| | **Total** | **7,300** | |
| | **TO BE COMPLETED** | | |
| 15 | The Chinese University Hotel Project | 600 | 100.0 |
| 16 | Hanoi Road Redevelopment Project | 405 | 81.5 |
| 17 | New World Centre Extension | TBD | 100.0 |
| 18 | Wuhan New World Centre | 325 | 42.8 |
| 19 | Dalian New World Tower | 531 | 71.3 |
| | Sub-total | **1,861** | |
| | **Grand Total** | **9,161** | |

| | | Gross Length/ Capacity | NWSH's Form of Investment | NWSH's Attributable Interest | Contracted Date | Expected/ Actual Operation Date | JV Period (years) | Expiry Date[1] |
|---|---|---|---|---|---|---|---|---|
| | **ENERGY** | | | | | | | |
| P1 | Zhujiang Power Station - Phase I | 600.0 MW | EJV | 50.00% | 1/1992 | 1/1994 | 25 | 2017 |
| P2 | Zhujiang Power Station - Phase II | 600.0 MW | EJV | 25.00% | 12/1995 | 4/1996 | 25 | 2020 |
| P3 | Macau Power | 488.0 MW | Equity | 19.00% | 11/1985 | 11/1985 | 25 | 2010 |
| | | **1,688.0 MW** | | | | | | |
| | **WATER** | | | | | | | |
| W1 | Macau Water Plant | 255,000 m³/day | Equity | 42.50% | 1985 | 1985 | 25 | 2010 |
| W2 | Lianjiang Water Plant | 100,000 m³/day | Equity | 30.00% | 7/1997 | n/a | 30 | 2027 |
| W3 | Zhongshan Tanzhou Water Plant | | Equity | 29.00% | 10/1992 | | 35 | 2027 |
| | Phase I | 60,000 m³/day | | | | 1/1994 | | |
| | Phase II | 90,000 m³/day | | | | 6/2006 (Estimate) | | |
| W4 | Zhongshan Dafeng Water Plant | 200,000 m³/day | Equity | 33.06% | 1/1998 | 4/1998 | 22 | 2020 |
| W5 | Zhongshan Quanlu Water Plant | 500,000 m³/day | Equity | 33.06% | 1/1998 | 4/1998 | 22 | 2020 |
| W6 | Dongguan Microfiltration Equipment Plant | n/a | Equity | 25.00% | 7/1994 | 9/1995 | 20 | 2014 |
| W7 | Nanchang Water Plant | 50,000 m³/day | Equity | 25.00% | 2/1995 | 1/1996 | 28 | 2023 |
| W8 | Baoding Water Plant | 260,000 m³/day | Equity | 27.50% | 3/2000 | 6/2000 | 20 | 2020 |
| W9 | Siping Water Plant | 118,000 m³/day | Equity | 25.00% | 6/2000 | 9/2000 | 30 | 2030 |
| W10 | Zhengzhou Water Plant | 360,000 m³/day | Equity | 25.00% | 10/2000 | 8/2001 | 30 | 2031 |
| W11 | Xinchang Water Plant | 100,000 m³/day | Equity | 25.00% | 12/2001 | 3/2002 | 30 | 2032 |
| W12 | Changtu Water Plant | 50,000 m³/day | Equity | 35.00% | 3/1999 | 12/2000 | 30 | 2029 |
| W13 | Panjin Water Plant | 110,000 m³/day | Equity | 30.00% | 12/2001 | 4/2002 | 30 | 2032 |
| W14 | Shanghai Spark Water Plant | 100,000 m³/day | Equity | 25.00% | 6/2001 | 1/2002 | 30 | 2031 |
| W15 | Shanghai SCIP Water Treatment Plants | | Equity | 25.00% | 1/2002 | 4/2005 | 50 | 2052 |
| | Waste water | 50,000 m³/day | | | | | | |
| | Industrial water | 200,000 m³/day | | | | | | |
| W16 | Qingdao Water Plant | | Equity | 25.00% | | | 25 | 2027 |
| | Phase I | 543,000 m³/day | | | 5/2002 | 8/2002 | | |
| | Phase II | 183,000 m³/day | | | 9/2004 | 5/2006 (Estimate) | | |
| W17 | Chongqing Water Plant | | Equity | 30.00% | 8/2002 | | 50 | 2052 |
| | Phase I | 345,000 m³/day | | | | 11/2002 | | |
| | Phase II | 160,000 m³/day | | | | 5/2006 (Estimate) | | |
| W18 | Sanya Water Plant | 235,000 m³/day | Equity | 25.00% | 12/2002 | 1/2004 | 30 | 2033 |
| W19 | Tanggu Water Plant | 310,000 m³/day | Equity | 25.00% | 4/2004 | 4/2005 | 35 | 2039 |
| W20 | Shanghai SCIP Waste Incineration Plant | 60,000 tonnes/year | Equity | 10.00% | 2/2003 | 2nd half of 2006 (Estimate) | 50 | 2053 |
| W21 | Far East Landfill Technologies Limited | 35 million m³ | Equity | 47.00% | 8/1994 | 6/1995 | 50 | 2045 |
| | Water and industrial water treatment: | **4,329,000 m³/day** | | | | | | |
| | Waste water treatment: | **50,000 m³/day** | | | | | | |
| | Waste management: | **60,000 tonnes/year** | | | | | | |
| | Landfill: | **35 million m³** | | | | | | |

| | | Gross Length/ Capacity | NWSH's Form of Investment | NWSH's Attributable Interest | Contracted Date | Expected/ Actual Operation Date | JV Period (years) | Expiry Date[1] |
|---|---|---|---|---|---|---|---|---|
| | **ROADS** | | | | | | | |
| R1 | Guangzhou City Northern Ring Road | 22.0 km | CJV | 65.29% | 6/1990 | 1/1994 | 33 | 2023 |
| R2 | *Beijing-Zhuhai Expressway* | | CJV | 25.00% | 12/1992 | | 37 | 2030 |
| | (Guangzhou-Zhuhai Section) | | | | | | | |
| | Section I | 8.6 km | | | | 5/1997 | | |
| | Section II | 53.8 km | | | | 12/1999 | | |
| R3 | Beijing-Zhuhai Expressway | 37.0 km | CJV | 15.00% | 8/2004 | 12/2005 | 30 | 2032 |
| | (Guangzhou-Zhuhai Northern Section) | | | | | (Estimate) | | |
| R4 | Guangzhou-Zhaoqing Expressway | | CJV | 25.00% | 12/2004 | 4/2005 | 33 | 2031 |
| | Expressway | 48.0 km | | | | | | |
| | Roadway | 60.4 km | | | | | | |
| R5 | Roadway No. 1906 (Qingcheng Section) | 26.8 km | CJV | 80.00% | 9/1997 | 9/2001 | 25 | 2023 |
| R6 | Shenzhen-Huizhou Expressway | | | | | | | |
| | (Huizhou Section) | | | | | | | |
| | Expressway | 34.7 km | CJV | 33.33% | 11/1992 | 6/1993 | 30 | 2027 |
| | Roadway | 21.8 km | CJV | 50.00% | 10/1996 | 12/1997 | 26 | 2023 |
| R7 | Hui-Ao Roadway | | CJV | 50.00% | 12/1995 | | 33 | 2028 |
| | Hui-Dan Section | 36.0 km | | | | 1/1996 | | |
| | Hui-Ao Section | 50.5 km | | | | 10/2000 | | |
| R8 | Beiliu City Roadways | | CJV | 60.00% | 8/1997 | | 25 | 2022 |
| | Phase I | 18.2 km | | | | 8/1997 | | |
| | Phase II | 21.6 km | | | | 5/1998 | | |
| R9 | Rongxian Roadways | | CJV | 70.00% | 9/1997 | | 25 | 2022 |
| | Phase I | 9.2 km | | | | 10/1997 | | |
| | Phase II | 16.8 km | | | | 5/1998 | | |
| R10 | Yulin - Shinan Roadway | 27.8 km | CJV | 60.00% | 5/1997 | 5/1998 | 25 | 2022 |
| R11 | Yulin Shinan - Dajiangkou Roadway | | CJV | 60.00% | 5/1997 | | 25 | 2022 |
| | Phase I | 8.7 km | | | | 8/1997 | | |
| | Phase II | 30.0 km | | | | 1/1999 | | |
| R12 | Roadway No. 321 (Wuzhou Section) | | CJV | 45.00% | 1/1997 | | 25 | 2022 |
| | Phase I | 8.7 km | | | | 3/1997 | | |
| | Phase II | 4.3 km | | | | 12/1998 | | |
| R13 | Cangwu County Roadway | 10.1 km | CJV | 70.00% | 8/1997 | 1/1999 | 25 | 2022 |
| R14 | Shanxi Taiyuan - Gujiao Roadway | 23.2 km | CJV | 60.00%/90.00% | 3/1998 | 7/2000 | 27 | 2025 |
| | (Taiyuan Section) | | | | | | | |
| R15 | Shanxi Taiyuan - Gujiao Roadway | 36.0 km | CJV | 60.00%/90.00% | 3/1998 | 4/1999 | 27 | 2025 |
| | (Gujiao Section) | | | | | | | |
| R16 | Roadway No. 309 (Changzhi Section) | 22.2 km | CJV | 60.00%/90.00% | 6/1998 | 7/2000 | 25 | 2023 |
| R17 | Taiyuan - Changzhi Roadway | 18.3 km | CJV | 60.00%/90.00% | 6/1998 | 8/2000 | 25 | 2023 |
| | (Changzhi Section) | | | | | | | |
| R18 | Wuhan Airport Expressway | 18.0 km | CJV | 40.00% | 1/1993 | 4/1995 | 30 | 2025 |
| R19 | Tangjin Expressway (Tianjin North Section) | | CJV | 90% distributable cash for the first 15 years; 60% distributable cash for the last 15 years | 10/1997 | | 30 | |
| | Section I | 43.4 km | | | | 12/1998 | | 2028 |
| | Section II | 17.0 km | | | | 12/2000 | | 2028 |
| R20 | Tate's Cairn Tunnel | 4.0 km | Equity | 29.50% | 5/1988 | 6/1991 | 30 | 2018 |
| R21 | Gaoming Bridge | 1.1 km | CJV | 30.00%/80.00% | 7/1996 | 11/1996 | 25 | 2021 |
| | | **738.2 km** | | | | | | |

| | | Gross Length/ Handling Capacity | NWSH's Form of Investment | NWSH's Attributable Interest | Contracted Date | Expected/ Actual Operation Date | JV Period (years) | Expiry Date[1] |
|---|---|---|---|---|---|---|---|---|
| | **Ports** | | | | | | | |
| C1 | ATL Logistics Centre Hong Hong Limited | 5,900,000 sq.ft. (Lettable Area) | Equity | 55.67% | 10/1985 | | 50 | 2047 |
| | Phase I | | | | | 2/1987 | | |
| | Phase II | | | | | 3/1988 | | |
| | Phase III | | | | | 2/1992 | | |
| | Phase IV | | | | | 1/1994 | | |
| | Phase V | | | | | 11/1994 | | |
| C2 | CSX Orient (Tianjin) Container Terminals Co., Limited | 1,400,000 TEUs p.a. | EJV | 24.50% | 1/1997 | 1/1999 | 30 | 2027 |
| C3 | Xiamen New World Xiangyu Terminals Co., Ltd. | 1,000,000 TEUs p.a. | EJV | 50.00% | 8/1992 | 4/1997 | 60 | 2052 |
| C4 | United Asia Terminals (Yantian) Limited | 700,000 cbm p.a. | Equity | 40.00% | 1/1997 | 2/1997 | 10 | 2006 |
| C5 | ATL Logistics Centre Yantian Limited | 600,000 cbm p.a. | Equity | 46.00% | 4/2001 | 1/2002 | 18 | 2019 |
| C6 | Xiamen New World Xiangyu Warehouse & Processing Zone Limited [2] | 89,000 sq.m. (Total Area) | WFOE | 100.00% | 1/1995 | 1/1998 | 50 | 2045 |
| C7 | Xiamen Xinyuan Container Terminal Co., Ltd | 23,000 TEUs p.a. | EJV | 70.00% | 1/1998 | 1/1999 | 20 | 2018 |
| C8 | Dalian Container Terminal Co., Limited | 2,200,000 TEUs p.a. | EJV | 4.80% | 6/2002 | 6/2002 | 50 | 2046 |

(1) Project or JV expiry date

(2) The 89,000 sq.m land has been returned to government on 12/8/05 due to land resumption. The company has preliminary intention to acquire a replacement land in the nearby area.

CJV = Co-operative Joint Venture (profit sharing percentage)

JSC = Joint Stock Company

EJV = Equity Joint Venture (percentage of equity interest)

WFOE = Wholly Foreign Owned Enterprise

n/a = Not Applicable

| Project No. | Project Name | Form of Investment | Accounting Classification | NWCL's Attributable Interests | Site Area (sq.m.) | Total GFA (sq.m.) |
|---|---|---|---|---|---|---|
| | **MAJOR DEVELOPMENT FOR SALE PROJECTS** | | | | | |
| 1 | Beijing New World Centre Phase II | CJV | JCE | 70% | 16,224 | 35,097 |
| 2 | Chateau Regalia Beijing | CJV | Subsidiary | 100% | 173,352 | 93,747 |
| 3 | Beijing New World Garden Phase I | CJV | JCE | 70% | 16,300 | 3,138 |
| | Beijing New World Garden Phase II | | | | 17,424 | 29,318 |
| | Beijing Xin Yang Commercial Building | | | | 4,565 | 1,107 |
| | Beijing Xin Cheng Commercial Building | | | | 6,477 | 46,668 |
| 4 | Beijing Xin Yi Garden Phase I | CJV | JCE | 70% | 36,100 | 183,634 |
| | Beijing Xin Yi Garden Phase II | | | | 46,219 | 235,105 |
| 5 | Beijing New View Garden Phase I | CJV | JCE | 70% | 13,920 | 16,273 |
| | Beijing New View Garden Phase IIA | | | | 110,356 | 91,475 |
| | Beijing New View Garden Phase IIB | | | | 38,176 | 144,294 |
| | Beijing Liang Guang Road Blocks 5, 6 & 7 | | | | 41,063 | 160,891 |
| | Beijing New View Garden Remaining Phases | | | | 5,300 | 43,113 |
| | Beijing New View Commercial Centre | | | | 9,935 | 72,208 |
| 6 | Beijing Xin Yu Commercial Centre | CJV | JCE | 70% | 20,672 | 125,655 |
| | Beijing Liang Guang Road Blocks 3 & 4 | | | | 14,000 | 12,271 |
| | Beijing Liang Guang Road Block 2 | | | | 12,239 | 51,178 |
| | Beijing Xin Yu Garden | | | | 380,528 | 1,589,807 |
| 7 | Beijing Xin Kang Garden Phase III | CJV | JCE | 70% | 101,894 | 29,497 |
| 8 | Tianjin Xin An Garden Phase I | WFE | Subsidiary | 100% | 17,148 | 5,246 |
| 9 | Tianjin New World Garden Phase I | CJV | JCE | 60% | 46,469 | 21,070 |
| | Tianjin New World Garden Phase II | | | | | 5,014 |
| 10 | Tianjin Xin Chun Hua Yuan Phase II | CJV | JCE | 60% | 72,800 | 2,457 |
| | Tianjin Xin Chun Hua Yuan Phase III | | | | | 44,390 |
| | Tianjin Xin Chun Hua Yuan Phase IV | | | | | 50,730 |
| 11 | Jinan Sunshine Garden Phase I | EJV | JCE | 65% | 37,600 | 10,412 |
| | Jinan Sunshine Garden Phase II | | | | 6,000 | 7,421 |
| | Jinan Sunshine Garden Phase III | | | | 78,300 | 177,997 |
| | Jinan Sunshine Garden Phase IV | | | | 90,349 | 304,979 |
| 12 | Shenyang New World Garden Phase IC | CJV | Subsidiary | 90% | 38,000 | 31,125 |
| | Shenyang New World Garden Phase ID | | | | 53,885 | 152,681 |
| | Shenyang New World Garden Phase IE | | | | 24,689 | 227,646 |
| | Shenyang New World Garden Phase II | | | | 266,685 | 336,000 |
| | Shenyang New World Garden Remaining Phases | | | | 995,606 | 2,216,382 |

| Residential (sq.m.) | Commercial (sq.m.) | Office (sq.m.) | Hotel (sq.m.) | Others (sq.m.) | Development Status | Expected Completion Date |
|---|---|---|---|---|---|---|
| 30,606 | | 2,557 | | 1,934 | COMPLETED | N/A |
| 88,220 | | | | 5,527 | COMPLETED | N/A |
| 877 | | | | 2,261 | COMPLETED | N/A |
| 2,712 | | | | 26,606 | COMPLETED | Dec-04 |
| | | 563 | | 544 | COMPLETED | N/A |
| | 6,718 | 30,246 | | 9,704 | UNDER DEVELOPMENT | Aug-05 |
| 107,796 | 3,647 | 32,112 | | 40,079 | UNDER DEVELOPMENT | Dec-05 |
| 103,699 | 16,751 | 57,241 | | 57,414 | UNDER PLANNING | TBD |
| 1,494 | 874 | | | 13,905 | COMPLETED | N/A |
| | 15,087 | | | 76,388 | COMPLETED | Dec-04 |
| 124,847 | 978 | 6,103 | | 12,366 | UNDER DEVELOPMENT | Oct-05 |
| 104,724 | 15,406 | | | 40,761 | UNDER PLANNING | TBD |
| | 8,661 | 25,492 | | 8,960 | UNDER PLANNING | TBD |
| | 9,579 | 42,037 | | 20,592 | UNDER PLANNING | TBD |
| | 32,000 | 58,941 | | 34,714 | UNDER PLANNING | TBD |
| 643 | | | | 11,628 | COMPLETED | N/A |
| 18,831 | 6,270 | 10,832 | | 15,245 | UNDER PLANNING | TBD |
| 861,200 | 188,500 | 88,000 | | 452,107 | UNDER PLANNING | TBD |
| 7,565 | 7,463 | | | 14,469 | UNDER DEVELOPMENT | May-06 |
| | 351 | | | 4,895 | COMPLETED | N/A |
| 580 | 5,062 | | | 15,428 | COMPLETED | N/A |
| 1,929 | 544 | | | 2,541 | COMPLETED | N/A |
| | 1,600 | | | 857 | COMPLETED | N/A |
| 39,769 | 831 | | | 3,790 | UNDER DEVELOPMENT | Jun-07 |
| 44,574 | | | | 6,156 | UNDER PLANNING | TBD |
| 2,184 | 1,224 | | | 7,004 | COMPLETED | N/A |
| 7,421 | | | | | COMPLETED | Jun-05 |
| 123,904 | 5,600 | | | 48,493 | UNDER PLANNING | Dec-07 |
| 183,862 | 9,117 | | | 112,000 | UNDER PLANNING | TBD |
| 14,356 | | | | 16,769 | COMPLETED | N/A |
| 128,816 | | | | 23,865 | UNDER PLANNING | Sep-06 |
| 120,831 | 59,470 | 13,000 | | 34,345 | UNDER PLANNING | Dec-06 |
| 306,000 | | | | 30,000 | UNDER PLANNING | TBD |
| 1,343,406 | 308,352 | 110,914 | | 453,710 | UNDER PLANNING | TBD |

| Project No. | Project Name | Form of Investment | Accounting Classification | NWCL's Attributable Interests | Site Area (sq.m.) | Total GFA (sq.m.) |
|---|---|---|---|---|---|---|
| 13 | Dalian Manhattan Tower I | EJV | Subsidiary | 88% | 9,800 | 14,509 |
| | Dalian Manhattan Tower II | | | | | 35,732 |
| 14 | Dalian New World Tower | EJV | Subsidiary | 100% | 16,600 | 103,206 |
| 15 | Shanghai Zhongshan Square Phase III | CJV | JCE | 48% | 16,171 | 133,101 |
| 16 | Shanghai Hong Kong New World Garden Phase I | EJV | Subsidiary | 70% | 114,269 | 2,341 |
| | Shanghai Hong Kong New World Garden Phase II | | | | | 536,880 |
| 17 | Wuhan Menghu Garden Phase I | CJV | Subsidiary | 70% | 57,200 | 2,191 |
| | Wuhan Menghu Garden Phase II | | | | 64,137 | 23,514 |
| | Wuhan Menghu Garden Phase III | | | | 61,668 | 26,663 |
| | Wuhan Menghu Garden Remaining Phases | | | | 265,277 | 124,823 |
| 18 | Wuhan New World Centre Phase I | WFE | Subsidiary | 100% | 37,235 | 85,755 |
| 19 | Wuhan Changqing Garden Phase IV | CJV | JCE | 60% | 2,914,920 | 30,610 |
| | Wuhan Changqing Garden Phase V | | | | | 16,333 |
| | Wuhan Changqing Garden Phase VIA | | | | | 264,388 |
| | Wuhan Changqing Garden Phase VIB | | | | | 292,465 |
| | Wuhan Changqing Garden Remaining Phases | | | | | 1,643,000 |
| 20 | Wuhan Xin Hua Garden Phase I | CJV | JCE | 60% | 96,427 | 15,250 |
| | Wuhan Xin Hua Garden Phase II | | | | | 1,415 |
| | Wuhan Xin Hua Garden Phase III | | | | | 99,118 |
| | Wuhan Xin Hua Garden Phase IV | | | | | 118,284 |
| 21 | Nanjing New World Centre Phase I | EJV | Subsidiary | 92% | 11,219 | 10,994 |
| | Nanjing New World Centre Phase II | | | | | 137,502 |
| 22 | Hefei New World Garden | CJV | JCE | 60% | 82,660 | 12,548 |
| 23 | Guangzhou Dong Yi Garden Phase II-III | CJV | Subsidiary | 100% | 74,720 | 24,241 |
| | Guangzhou Dong Yi Garden Phase IV | | | | | 90,072 |
| | Guangzhou Dong Yi Garden Remaining Phases | | | | | 38,922 |
| 24 | Guangzhou New World Oriental Garden Phase I | CJV | Subsidiary | 100% | 99,885 | 57,723 |
| | Guangzhou New World Oriental Garden Phase II | | | | | 48,437 |
| | Guangzhou New World Oriental Garden Phase III | | | | | 93,237 |
| | Guangzhou New World Oriental Garden Phase IV | | | | | 103,337 |
| 25 | Guangzhou Central Park-view Phase IA | CJV | Subsidiary | 91% | 107,876 | 77,018 |
| | Guangzhou Central Park-view Phase II | | | | | 123,881 |

| Residential (sq.m.) | Commercial (sq.m.) | Office (sq.m.) | Hotel (sq.m.) | Others (sq.m.) | Development Status | Expected Completion Date |
|---|---|---|---|---|---|---|
| 9,759 | | | | 4,750 | COMPLETED | N/A |
| 21,229 | | 14,503 | | | COMPLETED | N/A |
| 103,206 | | | | | UNDER PLANNING | TBD |
| | | 82,878 | 25,341 | 24,882 | UNDER PLANNING | TBD |
| 579 | | | | 1,762 | COMPLETED | N/A |
| 317,500 | 4,000 | 26,500 | 52,000 | 136,880 | UNDER PLANNING | TBD |
| 1,302 | | | | 889 | COMPLETED | Jun-05 |
| 23,514 | | | | | UNDER DEVELOPMENT | Mar-06 |
| 26,663 | | | | | UNDER DEVELOPMENT | Sep-06 |
| 115,895 | | | | 8,928 | UNDER PLANNING | TBD |
| 85,755 | | | | | UNDER DEVELOPMENT | Dec-05 |
| 3,513 | | | | 27,097 | COMPLETED | N/A |
| | 2,676 | | | 13,657 | COMPLETED | Jun-05 |
| 215,848 | 7,000 | | | 41,540 | UNDER DEVELOPMENT | Oct-07 |
| 265,450 | | | | 27,015 | UNDER PLANNING | TBD |
| 1,643,000 | | | | | UNDER PLANNING | TBD |
| 10,154 | | | | 5,096 | COMPLETED | N/A |
| 515 | | | | 900 | COMPLETED | May-05 |
| 83,410 | 1,092 | | | 14,616 | UNDER DEVELOPMENT | Jun-06 |
| 105,301 | 3,535 | | | 9,448 | UNDER PLANNING | Dec-07 |
| 1,872 | | 1,762 | | 7,360 | COMPLETED | N/A |
| 36,628 | 41,206 | 35,875 | | 23,793 | UNDER DEVELOPMENT | Dec-05 |
| 219 | | | | 12,329 | COMPLETED | N/A |
| | 7,336 | | | 16,905 | COMPLETED | N/A |
| 73,344 | 2,335 | | | 14,393 | UNDER DEVELOPMENT | Nov-06 |
| 23,057 | 2,614 | | | 13,251 | UNDER PLANNING | TBD |
| 7,255 | 2,195 | | | 48,273 | COMPLETED | N/A |
| 37,790 | | | | 10,647 | UNDER PLANNING | TBD |
| 82,963 | | | | 10,274 | UNDER PLANNING | TBD |
| 80,381 | | | | 22,956 | UNDER PLANNING | TBD |
| 46,027 | | | | 30,991 | COMPLETED | N/A |
| 98,534 | 2,844 | | | 22,503 | UNDER PLANNING | TBD |

# Project Summary — Major Property Projects in Mainland China

| Project No. | Project Name | Form of Investment | Accounting Classification | NWCL's Attributable Interests | Site Area (sq.m.) | Total GFA (sq.m.) |
|---|---|---|---|---|---|---|
| 26 | Guangzhou Covent Garden Phase I | CJV | JCE | 60% | 370,383 | 2,828 |
| | Guangzhou Covent Garden Phase IIA | | | | | 39,228 |
| | Guangzhou Covent Garden Phase IIB | | | | | 47,740 |
| | Guangzhou Covent Garden Phase IIIA | | | | | 307,770 |
| | Guangzhou Covent Garden Phase IIIB | | | | | 396,298 |
| | Guangzhou Covent Garden Phase IV | | | | | 290,988 |
| | Guangzhou Covent Garden Phase V | | | | | 164,333 |
| 27 | Guangzhou Concord New World Garden Phase I | CJV | JCE | 40% | 44,516 | 9,305 |
| | Guangzhou Concord New World Garden Phase II | | | | | 53,075 |
| 28 | Guangzhou Park Paradise Phase IIA | CJV | JCE | 60% | 1,153,493 | 3,473 |
| | Guangzhou Park Paradise Phase IIB1 | | | | | 70,439 |
| | Guangzhou Park Paradise Phase IIC | | | | | 123,704 |
| | Guangzhou Park Paradise Phase IID1 | | | | | 7,988 |
| | Guangzhou Park Paradise Phase IID2 | | | | | 25,789 |
| | Guangzhou Park Paradise Remaining Phases | | | | | 204,474 |
| | Guangzhou Park Paradise Phase IIB2 | CJV | Subsidiary | 100% | | 7,865 |
| | Guangzhou Park Paradise Remaining Phases | | | | | 1,027,922 |
| 29 | Guangzhou Xintang New World Garden Phase I | CJV | JCE | 60% | 348,774 | 9,480 |
| | Guangzhou Xintang New World Garden Phase II | | | | | 11,868 |
| | Guangzhou Xintang New World Garden Phase III | | | | | 74,071 |
| | Guangzhou Xintang New World Garden Phase IV | | | | | 271,012 |
| | Guangzhou Xintang New World Garden Remaining Phases | | | | | 15,212 |
| 30 | Shenzhen Xilihu Development | CJV | JCE | 70% | 58,132 | 29,180 |
| 31 | Shenzhen New World Yi Shan Garden Phase I | CJV | Subsidiary | 90% | 25,600 | 5,324 |
| | Shenzhen New World Yi Shan Garden Phase IIA | | | | 31,500 | 27,846 |
| | Shenzhen New World Yi Shan Garden Phase IIB | | | | | 12,769 |
| | Shenzhen New World Yi Shan Garden Phase IIC | | | | | 5,348 |
| | Shenzhen New World Yi Shan Garden Phase III | | | | 32,200 | 125,635 |
| 32 | Shunde New World Convention & Exhibition Centre Phase II | CJV | Assoc. Co. | 35% | 14,171 | 19,482 |
| | Shunde New World Convention & Exhibition Centre Phase III-V | | | | | 66,670 |

| Residential (sq.m.) | Commercial (sq.m.) | Office (sq.m.) | Hotel (sq.m.) | Others (sq.m.) | Development Status | Expected Completion Date |
|---|---|---|---|---|---|---|
| 124 | | | | 2,704 | COMPLETED | N/A |
| 21,318 | | | | 17,910 | COMPLETED | Apr-05 |
| 40,234 | | | | 7,506 | UNDER DEVELOPMENT | Sep-05 |
| 269,185 | 10,715 | | | 27,870 | UNDER PLANNING | TBD |
| 332,466 | 14,502 | | | 49,330 | UNDER PLANNING | TBD |
| 243,428 | 7,286 | | | 40,274 | UNDER PLANNING | TBD |
| 142,328 | 9,045 | | | 12,960 | UNDER PLANNING | TBD |
| 2,841 | | | | 6,464 | COMPLETED | N/A |
| 38,279 | 2,040 | | | 12,756 | UNDER DEVELOPMENT | Jun-06 |
| | 1,723 | | | 1,750 | COMPLETED | N/A |
| 24,157 | 370 | | | 45,912 | COMPLETED | May-05 |
| 92,730 | 3,832 | | | 27,142 | UNDER DEVELOPMENT | Dec-05 |
| 5,513 | | | | 2,475 | COMPLETED | Apr-05 |
| 20,777 | 1,244 | | | 3,768 | UNDER DEVELOPMENT | Jan-06 |
| 147,575 | 23,394 | | | 33,505 | UNDER PLANNING | TBD |
| 6,760 | | | | 1,105 | UNDER DEVELOPMENT | Dec-05 |
| 741,884 | 117,604 | | | 168,434 | UNDER PLANNING | TBD |
| 3,999 | | | | 5,481 | COMPLETED | N/A |
| 11,868 | | | | | COMPLETED | Nov-04 |
| 70,021 | | 2,967 | | 1,083 | UNDER DEVELOPMENT | Sep-05 |
| 247,423 | 6,292 | | | 17,297 | UNDER PLANNING | TBD |
| | 15,212 | | | | UNDER PLANNING | TBD |
| 23,800 | 3,700 | | | 1,680 | UNDER PLANNING | TBD |
| 3,296 | | | | 2,028 | COMPLETED | N/A |
| 18,584 | | | | 9,262 | COMPLETED | Aug-04 |
| 3,559 | 3,061 | | | 6,149 | UNDER DEVELOPMENT | Dec-05 |
| 3,797 | | | | 1,551 | UNDER PLANNING | TBD |
| 91,586 | | | | 34,049 | UNDER PLANNING | TBD |
| 19,482 | | | | | COMPLETED | N/A |
| 66,670 | | | | | UNDER PLANNING | TBD |

| Project No. | Project Name | Form of Investment | Accounting Classification | NWCL's Attributable Interests | Site Area (sq.m.) | Total GFA (sq.m.) |
|---|---|---|---|---|---|---|
| 33 | Huiyang Palm Island Resort Phase I | EJV | JCE | 34% | 264,485 | 6,486 |
| | Huiyang Palm Island Resort Phase II-III | | | | | 148 |
| | Huiyang Palm Island Resort Phase IV | | | | | 7,642 |
| | Huiyang Palm Island Resort Remaining Phases | | | | | 233,545 |
| 34 | Zhaoqing New World Garden Phase I | CJV | Assoc. Co. | 40% | 139,134 | 14,769 |
| | Zhaoqing New World Garden Phase II | | | | | 62,935 |
| | Zhaoqing New World Garden Phase III | | | | | 150,435 |
| | Zhaoqing New World Garden Phase IV | | | | | 67,841 |
| 35 | Zhuhai New World Riviera Garden Phase I | WFE | Subsidiary | 100% | 21,604 | 3,684 |
| | Zhuhai New World Riviera Garden Phase II | | | | 19,400 | 12,729 |
| | Zhuhai New World Riviera Garden Phase III | | | | 50,019 | 86,227 |
| | Zhuhai New World Riviera Garden Phase IV | | | | 45,227 | 76,886 |
| 36 | Huizhou Changhuyuan Phase IIA | CJV | JCE | 63% | 50,436 | 63,440 |
| | Huizhou Changhuyuan Phase IIB | | | | 30,955 | 74,930 |
| 37 | Haikou New World Garden Phase I | CJV | JCE | 60% | 246,800 | 5,888 |
| | Haikou New World Garden Phase II | | | | | 80,787 |
| | Haikou New World Garden Phase III | | | | | 124,265 |
| | Sub-total | | | | 9,769,168 | 15,475,269 |

| Project No. | Project Name | Form of Investment | Accounting Classification | NWCL's Attributable Interests | Site Area (sq.m.) | Total GFA (sq.m.) |
|---|---|---|---|---|---|---|
| | **INVESTMENT PROPERTY UNDER DEVELOPMENT** | | | | | |
| 38 | Wuhan New World International Trade Tower IB | EJV | Subsidiary | 100% | 27,597 | 60,366 |
| 18a | Wuhan New World Centre Phase IIA | WFE | Subsidiary | 100% | 37,235 | 153,724 |
| 14a | Dalian New World Tower | EJV | Subsidiary | 100% | 16,600 | 76,390 |
| 25a | Guangzhou Central Park-view Phase IB | CJV | Subsidiary | 91% | 107,876 | 77,201 |
| | Sub-total | | | | | 367,681 |

| Project No. | Project Name | Form of Investment | Accounting Classification | NWCL's Attributable Interests | Site Area (sq.m.) | Total GFA (sq.m.) |
|---|---|---|---|---|---|---|
| | **HOTEL PROPERTY UNDER DEVELOPMENT** | | | | | |
| 18b | Wuhan New World Centre Phase IIB | CJV | JCE | 60% | 37,235 | 37,432 |
| 14b | Dalian New World Tower | EJV | Subsidiary | 100% | 16,600 | 35,570 |
| | Sub-total | | | | | 73,002 |

| Residential (sq.m.) | Commercial (sq.m.) | Office (sq.m.) | Hotel (sq.m.) | Others (sq.m.) | Development Status | Expected Completion Date |
|---|---|---|---|---|---|---|
| 4,826 | | | 1,660 | | COMPLETED | N/A |
| 148 | | | | | COMPLETED | N/A |
| 3,277 | | | | 4,365 | COMPLETED | N/A |
| 197,806 | | | 7,939 | 27,800 | UNDER PLANNING | TBD |
| 2,966 | | | | 11,803 | COMPLETED | N/A |
| 58,445 | | | | 4,490 | UNDER DEVELOPMENT | Dec-06 |
| 150,435 | | | | | UNDER PLANNING | TBD |
| 65,141 | 2,700 | | | | UNDER PLANNING | TBD |
| 907 | | 1,093 | | 1,684 | COMPLETED | N/A |
| 11,898 | 437 | | | 394 | COMPLETED | May-05 |
| 81,340 | 1,684 | | | 3,203 | UNDER PLANNING | TBD |
| 74,964 | 1,922 | | | | UNDER PLANNING | TBD |
| 49,123 | 1,963 | | | 12,354 | COMPLETED | Jun-05 |
| 60,894 | 3,566 | | | 10,470 | UNDER PLANNING | Jan-07 |
| 2,235 | | | | 3,653 | COMPLETED | N/A |
| 80,217 | | | | 570 | UNDER PLANNING | May-06 |
| 122,515 | | | | 1,750 | UNDER PLANNING | Oct-07 |
| 10,952,330 | 1,013,210 | 643,616 | 86,940 | 2,779,173 | | |

| Residential (sq.m.) | Commercial (sq.m.) | Office (sq.m.) | Hotel (sq.m.) | Others (sq.m.) | Development Status | Expected Completion Date |
|---|---|---|---|---|---|---|
| | | 60,366 | | | UNDER DEVELOPMENT | Dec-05 |
| | 43,492 | 74,010 | | 36,222 | UNDER DEVELOPMENT | Dec-05 |
| | 42,870 | | | 33,520 | UNDER PLANNING | TBD |
| 34,210 | 16,832 | | | 26,159 | UNDER DEVELOPMENT | Mar-06 |
| 34,210 | 103,194 | 134,376 | — | 95,901 | | |

| Residential (sq.m.) | Commercial (sq.m.) | Office (sq.m.) | Hotel (sq.m.) | Others (sq.m.) | Development Status | Expected Completion Date |
|---|---|---|---|---|---|---|
| | | | 37,432 | | UNDER DEVELOPMENT | Dec-05 |
| | | | 35,570 | | UNDER PLANNING | TBD |
| — | — | — | 73,002 | — | | |

# Project Summary — Major Property Projects in Mainland China

| Project No. | Project Name | Form of Investment | Accounting Classification | NWCL's Attributable Interests | Site Area (sq.m.) | Total GFA (sq.m.) |
|---|---|---|---|---|---|---|
| | **COMPLETED INVESTMENT PROPERTY PROJECTS** | | | | | |
| 39 | Beijing New World Centre Phase I | CJV | JCE | 70% | 19,533 | 134,294 |
| 1a | Beijing New World Centre Phase II | CJV | JCE | 70% | 16,224 | 101,903 |
| 3a | Beijing New World Garden Phase I | CJV | JCE | 70% | 28,265 | 34,601 |
| 7a | Beijing Xin Kang Garden Phase II-III | CJV | JCE | 70% | 101,894 | 22,570 |
| 40 | Tianjin New World Plaza | WFE | Subsidiary | 100% | 19,386 | 101,746 |
| 10a | Tianjin Xin Chun Hua Yuan Phase I | CJV | JCE | 60% | 72,800 | 16,802 |
| 13a | Dalian New World Plaza Phase II | EJV | Subsidiary | 88% | 9,800 | 69,196 |
| 41 | Shanghai Hong Kong New World Tower | CJV | Assoc. Co. | 44% | 9,953 | 136,419 |
| 42 | Shanghai Ramada Plaza | CJV | Subsidiary | 65% | 9,084 | 20,231 |
| 42a | Shanghai Belvedere Service Apartment | CJV | Assoc. Co. | 50% | | 54,883 |
| 19a | Wuhan Changqing Garden Phase I-IV | CJV | JCE | 60% | 2,914,920 | 56,426 |
| 20a | Wuhan Xin Hua Garden Phase I | CJV | JCE | 60% | 96,427 | 46,480 |
| 38a | Wuhan New World International Trade Tower II | EJV | Subsidiary | 95% | 3,806 | 9,963 |
| 38b | Wuhan New World International Trade Tower IA | EJV | Subsidiary | 100% | 27,597 | 61,590 |
| 24a | Guangzhou New World Oriental Garden Phase I | CJV | Subsidiary | 100% | 99,885 | 18,889 |
| 32a | Shunde New World Convention & Exhibition Centre Phase I | CJV | Assoc. Co. | 35% | 14,171 | 51,770 |
| | Sub-total | | | | | 937,763 |

| Project No. | Project Name | Form of Investment | Accounting Classification | NWCL's Attributable Interests | Site Area (sq.m.) | Total GFA (sq.m.) |
|---|---|---|---|---|---|---|
| | **COMPLETED HOTEL PROPERTY PROJECTS** | | | | | |
| 43 | New World Courtyard Hotel, Beijing | CJV | JCE | 55% | N/A (included in Beijing New World Centre Phase I) | 23,988 |
| 44 | New World Hotel, Shenyang | EJV | Subsidiary | 100% | 7,847 | 34,535 |
| 45 | New World Courtyard Hotel, Shunde | CJV | Assoc. Co. | 33% | 4,508 | 36,524 |
| 46 | Mayfair Hotel Shanghai | CJV/EJV | Subsidiary | 65% | 10,883 | 58,011 |
| | Sub-total | | | | | 153,058 |
| | Total | | | | | 17,006,773 |

CJV: Co-operative joint venture, EJV: Equity joint venture, WFE: Wholly foreign-owned enterprise, Assoc. Co.: Associated company, JCE: Jointly controlled entities

| Residential (sq.m.) | Commercial (sq.m.) | Office (sq.m.) | Hotel (sq.m.) | Others (sq.m.) |
|---|---|---|---|---|
| 4,773 | 74,232 | 26,081 | | 29,208 |
| 28,246 | 46,378 | | | 27,279 |
| | | 8,748 | | 25,853 |
| | | | | 22,570 |
| | 82,022 | 9,540 | | 10,184 |
| | 16,802 | | | |
| | 49,413 | | | 19,783 |
| | 41,989 | 80,068 | | 14,362 |
| | 12,805 | | | 7,426 |
| 39,358 | 9,597 | | | 5,928 |
| | 56,426 | | | |
| | 36,069 | | | 10,411 |
| | | 9,963 | | |
| | | 44,190 | | 17,400 |
| | 18,889 | | | |
| | | | | |
| | 35,821 | | | 15,949 |
| 72,377 | 480,443 | 178,590 | — | 206,353 |

| Residential (sq.m.) | Commercial (sq.m.) | Office (sq.m.) | Hotel (sq.m.) | Others (sq.m.) |
|---|---|---|---|---|
| | | | 23,988 | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | 34,535 | |
| | | | 36,524 | |
| | | | 58,011 | |
| — | — | — | 153,058 | — |
| 11,058,917 | 1,596,847 | 956,582 | 313,000 | 3,081,427 |

# Directors' Profile



**DATO' DR. CHENG YU-TUNG**
*DPMS, LLD(Hon), DBA(Hon), DSSc(Hon) (Aged 80)*

Appointed as Director in May 1970 and has been the Chairman since 1982. Chairman of NWD (Hotels Investments) Limited and Chow Tai Fook Enterprises Limited. Independent non-executive director of Hang Seng Bank Limited. He is also non-executive Director of Shun Tak Holdings Limited and non-executive Chairman of Lifestyle International Holdings Limited. Dr. Cheng is the brother of Mr. Cheng Yue-Pui and father of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter.



**DR. CHENG KAR-SHUN, HENRY**
*BA, MBA, DBA(Hon), LLD(Hon), GBS (Aged 58)*

Appointed as Director in October 1972, Executive Director in 1973 and became Managing Director from 1989. Chairman and Managing Director of New World China Land Limited. Chairman of New World TMT Limited, NWS Holdings Limited, Tai Fook Securities Group Limited, New World Mobile Holdings Limited and International Entertainment Corporation. Managing Director of NWD (Hotels Investments) Limited. Director of Chow Tai Fook Enterprises Limited and HKR International Limited. Dr. Cheng also acts as a non-executive director of Lifestyle International Holdings Limited. Chairman of the Advisory Council for The Better Hong Kong Foundation. A Committee Member of the Tenth Chinese People's Political Consultative Conference of The People's Republic of China. In 2001, Dr. Cheng was awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region. Dr. Cheng is the eldest son of Dr. Cheng Yu-Tung, brother of Mr. Cheng Kar-Shing, Peter and nephew of Mr. Cheng Yue-Pui.



**LORD SANDBERG, MICHAEL**
*CBE (Aged 78)*

Appointed as Director from October 1972 to May 1977 and re-appointed in January 1987. Chairman of The Hongkong and Shanghai Banking Corporation Limited from September 1977 to December 1986.







**DR. SIN WAI-KIN, DAVID**
*DSSc(Hon) (Aged 76)*

Appointed as Executive Director in June 1970. Chairman of Myer Jewelry Manufacturer Limited, Honorary Chairman of Hip Hing Construction Company Limited and Vice Chairman and independent non-executive director of Miramar Hotel & Investment Company Limited. Independent non-executive director of Hang Seng Bank Limited and non-executive director of King Fook Holdings Limited.

**MR. CHENG YUE-PUI**
*(Aged 77)*

Appointed as Director in June 1970. Director of Chow Tai Fook Enterprises Limited. Mr. Cheng is the brother of Dr Cheng Yu-Tung and uncle of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter.

**MR. LIANG CHONG-HOU, DAVID**
*(Aged 60)*

Appointed as Director in November 1979 and became Executive Director in 1986. Mr. Liang is the cousin of Mr. Liang Cheung-Biu, Thomas.



**MR. YEUNG PING-LEUNG, HOWARD**
*(Aged 48)*

Appointed as Director in November 1985. Chairman of King Fook Holdings Limited, non-executive director of Miramar Hotel & Investment Company Limited.



**DR. CHA MOU-SING, PAYSON**
*JP, DSSc (Hon) (Aged 63)*

Appointed as Director in April 1989. Deputy Chairman of HKR International Limited and Chairman of Hanison Construction Holdings Limited and Mingly Corporation. Dr. Cha is a Member of The National Committee of the Chinese People's Political and Consultative Conference.



**MR. CHENG KAR-SHING, PETER**
*(Aged 53)*

Appointed as Director in October 1994. Director of Chow Tai Fook Enterprises Limited, NWD (Hotels Investments) Limited and NWS Service Management Limited. Deputy Managing Director of New World Development (China) Limited. Executive Director of New World China Land Limited. Mr. Cheng is the son of Dr. Cheng Yu-Tung, brother of Dr. Cheng Kar-Shun, Henry and nephew of Mr. Cheng Yue-Pui.



**MR. LEUNG CHI-KIN, STEWART**

*(Aged 66)*

Appointed as Director in October 1994 and re-designated as Executive Director in August 2004. He has been the Group General Manager since May 1988. Executive Director of New World China Land Limited. Director of New World Hotel Company Limited and Hip Hing Construction Company Limited. Vice Chairman of the Executive Committee of The Real Estate Developers Association of Hong Kong.



**MR. CHOW KWAI-CHEUNG**

*(Aged 63)*

Appointed as Director in October 1994. Executive Director of New World China Land Limited and Director of Hip Hing Construction Company Limited.



**MR. CHA MOU-ZING, VICTOR**

*(Alternate Director to Dr. Cha Mou-Sing, Payson)*
*(Aged 55)*

Appointed as Alternate Director in September 2000. Mr. Cha is the Managing Director of HKR International Limited (HKRI). He is also an independent non-executive director of China Netcom Group Corporation (Hong Kong) Limited (CNGC). Both HKRI and CNGC are listed public companies in Hong Kong. He has extensive experience in the textile manufacturing and real estate businesses. He is active in public services and is member of various public and private bodies, including inter alia, the Council Member of The Hong Kong Polytechnic University and The Hong Kong Institute of Education.



**MR. HO HAU-HAY, HAMILTON**
*(Aged 54)*

Appointed as non-executive director in August 2004 and was an alternative director of the Company from 7 January 2004 to 30 August 2004. Mr. Ho is an independent non-executive director of CITIC Pacific Limited, a director of Dah Chong Hong Holdings Limited, a non-executive director of King Fook Holdings Limited, an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited.



**MR. LEE LUEN-WAI, JOHN, JP**
*(Aged 57)*

Appointed as independent non-executive director in August 2004. Managing director of Lippo Limited and a director of Lippo China Resources Limited, Hongkong Chinese Limited and Auric Pacific Group Limited. He is a qualified accountant and was a partner of one of the leading international accounting firms in Hong Kong. He has extensive experience in corporate finance and capital markets. Mr. Lee serves as a member on a number of Hong Kong Government Boards and Committees including Hospital Authority, Council of the City University of Hong Kong, Solicitors Disciplinary Tribunal Panel and Appeal Board on Closure Orders (Immediate Health Hazard).



**MR. LIANG CHEUNG-BIU, THOMAS**
*(Aged 58)*

Appointed as non-executive director in August 2004. Group Chief Executive of Wideland Investors Limited. He has extensive experience in financial management, corporate finance, banking, real estate development and equity investment. Mr. Liang is the cousin of Mr. Liang Chong-Hou, David.

# Financial Section Contents

The Directors present their annual report and statement of accounts for the year ended 30 June 2005.

## Group activities
The principal activities of the Company remain investment holding and property investment. The principal activities of the principal subsidiaries, associated companies and jointly controlled entities are shown in Notes 38, 39 and 40 to the accounts on pages 156 to 169.

## Accounts
The result of the Group for the year ended 30 June 2005 and the state of the Company's and the Group's affairs at that date are set out in the accounts on pages 101 to 169.

## Pre-emptive rights
There is no provision for pre-emptive rights under the Company's Articles of Association and there was no restriction against such right under the laws of Hong Kong.

## Dividends
The Directors have resolved to recommend a final dividend for the year ended 30 June 2005 of HK$0.20 per share (2004: HK$0.04 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.19 per share with a cash option to shareholders registered on 30 November 2005. Together with the interim dividend of HK$0.10 per share paid in June 2005, total distribution for the year ended 30 June 2005 would thus be HK$0.30 per share (2004: HK$0.06 per share).

## Share capital
Details of movements in share capital during the year are set out in Note 28 to the accounts.

## Reserves and distributable reserves
Details of movements in reserves are set out in Note 29 to the accounts.

Distributable reserves of the Company at 30 June 2005 amounted to HK$10,836.4 million (2004: HK$9,960.2 million).

## Five-year financial summary
A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on page 172.

## Purchase, sale or redemption of shares
During the year, the Company has not redeemed any of its shares. Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed shares.

## Donations
*The Group made charitable and other donations during the year amounting to HK$15.6 million (2004: HK$11.1 million).*

## Fixed assets
Details of movements in fixed assets during the year are set out in Note 14 to the accounts.

## Connected transactions
Connected transactions of the Group are set out on pages 76 to 83.

## Corporate governance
Principal corporate governance practices adopted by the Company are set out in the Corporate Governance on pages 30 to 33.

## Rule 13.20 and 13.22 of the Listing Rules
The disclosure pursuant to Rule 13.20 and 13.22 of the Rules Governing the Listing Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") is set out on page 98.

## Directors

The Directors of the Company during the year and at the date of this report are:

**Executive Directors**

Dato' Dr. Cheng Yu-Tung *(Chairman)*
Dr. Cheng Kar-Shun, Henry *(Managing Director)*
Dr. Sin Wai-Kin, David
Mr. Liang Chong-Hou, David
Mr. Leung Chi-Kin, Stewart *(re-designated from Non-executive Director on 30 August 2004)*

**Non-executive Directors**

Mr. Cheng Yue-Pui
Mr. Cheng Kar-Shing, Peter
Mr. Chow Kwai-Cheung
Mr. Chan Kam Ling *(resigned on 30 August 2004)*
Mr. Ho Hau-Hay, Hamilton *(appointed on 30 August 2004)*
Mr. Liang Cheung-Biu, Thomas *(appointed on 30 August 2004)*

**Independent Non-executive Directors**

The Honourable Lee Quo-Wei *(resigned on 30 August 2004)*
Lord Sandberg, Michael
Dr. Ho Tim *(resigned on 30 August 2004)*
Mr. Ho Hau-Hay, Hamilton *(appointed on 7 January 2004 as alternate director to Dr. Ho Tim and resigned on 30 August 2004)*
Mr. Yeung Ping-Leung, Howard
Dr. Cha Mou-Sing, Payson JP
Mr. Cha Mou-Zing, Victor *(alternate director to Dr. Cha Mou-Sing, Payson)*
Mr. Lee Luen-Wai, John JP *(appointed on 30 August 2004)*

In accordance with Article 103(A) of the Company's Articles of Association, Dr. Cheng Yu-Tung, Dr. Sin Wai-Kin, David and Mr. Liang Chong-Hou, David as Executive Directors, and Mr. Yeung Ping-Leung, Howard as Independent Non-executive Director, retire by rotation and, being eligible, offer themselves for re-election.

The Company's Non-executive Directors serve for a term of 3 years and each Director is subject to re-election by the shareholders in general meetings upon expiry of appointment.

None of the Directors had a service contract with the Company or any of its subsidiaries which cannot be terminated within 1 year without any compensation.

## Audit Committee

An Audit Committee has been established and the members of the Committee are Dr. Cha Mou-Sing, Payson JP, Mr. Yeung Ping-Leung, Howard and Mr. Lee Luen-Wai, John JP. The principal responsibilities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls.

## Directors' interests in contracts

Pursuant to an agreement dated 5 August 1993 (the "Agreement") made between Hotel Property Investments (B.V.I.) Limited ("HPI") and Renaissance Hotel Holdings (B.V.I.) Limited ("Renaissance"), both being former subsidiaries of the Group, and CTF Holdings Limited ("CTFHL"), HPI agreed to pay CTFHL an annual fee in accordance with the terms of the Agreement. This Agreement was assigned to NWD (Hotels Investments) Limited ("NWDH"), a subsidiary of the Group, on 25 July 1997. CTFHL was paid a fee of US$11.2 million (HK$87.5 million) for the year ended 30 June 2005 (2004: US$10.9 million (HK$85.2 million)). Dr. Cheng Kar-Shun, Henry, Director of the Company ("Dr. Henry Cheng") and Mr. Doo Wai-Hoi, William ("Mr. Doo"), a director of certain subsidiaries of the Group, are interested in this transaction to the extent that they have beneficial interests in CTFHL.

## Directors' interests in contracts (continued)

Save for contracts amongst group companies and the aforementioned transactions, no other contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## Directors' interests in shares, underlying shares and debentures

As at 30 June 2005, interests of the Directors and their associates in shares, underlying shares and debentures of the Company and its associated corporations which were recorded in the register to be kept by the Company under Section 352 of the Securities and Futures Ordinance ("SFO") are set out on pages 84 to 98.

## Directors' interests in competing businesses

During the year, the following Directors have interests in the following businesses which are considered to compete or are likely to compete, either directly or indirectly, with the businesses of the Group other than those businesses where the Directors of the Company were appointed as Directors to represent the interests of the Company and/or the Group pursuant to the Listing Rules:

| | **Businesses which are considered to compete or likely to compete with the businesses of the Group** | | **Nature of interest of the Director in the entity** |
|---|---|---|---|
| **Name of Director** | **Name of entity** | **Description of businesses** | |
| Dr. Cheng Yu-Tung | Shun Tak Holdings Limited ("Shun Tak") group of companies | Property investment and development, ferry services and hotel related services | Director |
| | Chow Tai Fook Enterprises Limited ("CTF") group of companies | Property investment and development and transport | Director |
| | Melbourne Enterprises Limited ("Melbourne") group of companies | Property investment | Director |
| | Lifestyle International Holdings Ltd. ("Lifestyle") group of companies | Department stores operations and property investment | Director |
| Dr. Cheng Kar-Shun, Henry | Shun Tak group of companies | Property investment and development, ferry services and hotel related services | Director |
| | CTF group of companies | Property investment and development and transport | Director |
| | HKR International Limited group of companies | Property investment and development, construction and property management | Director |
| | Beijing Niceline Real Estates Development Co., Ltd. ("Beijing Niceline") | Property development in Beijing | Director |
| | Beijing Fu Wah Real Estates Development Co., Ltd. ("Beijing Fu Wah") | Property development in Beijing | Director |
| | Lifestyle group of companies | Department stores operations and property investment | Director |
| Dr. Sin Wai-Kin, David | Miramar Hotel & Investment Company Limited ("Miramar") group of companies | Property investment and hotel operation | Director |
| Mr. Cheng Yue-Pui | CTF group of companies | Property investment and development and transport | Director |
| | Melbourne group of companies | Property investment | Director |

## Directors' interests in competing businesses (continued)

| Name of Director | Businesses which are considered to compete or likely to compete with the businesses of the Group — Name of entity | Description of businesses | Nature of interest of the Director in the entity |
|---|---|---|---|
| Mr. Cheng Kar-Shing, Peter | CTF group of companies | Property investment and development and transport | Director |
| | Long Vocation Investments Limited group of companies | Property investment | Director and Shareholder |
| Mr. Chow Kwai-Cheung | Asia Leisure Development Company Limited | Property development | Director |
| | Beijing Niceline | Property development in Beijing | Director |
| | Beijing Fu Wah | Property development in Beijing | Director |
| | Flying Dragon Properties Ltd. | Property investment | Director and Shareholder |
| | Global Agents Ltd. | Investment holding | Director and Shareholder |
| | Hinkok Development Limited | Property development | Shareholder |
| Mr. Ho Hau-Hay, Hamilton | CITIC Pacific Limited | Property development and investment, telecommunications, operation of power station and tunnel and financial services | Director |
| | Honorway Investment Limited | Property development and investment | Director and Shareholder |
| | Tak Hung (Holding) Company Limited | Property development and investment | Director and Shareholder |
| Mr. Liang Cheung-Biu, Thomas | Bermuda Investments Limited | Property investment | Director |
| | Greenwich Investors Limited | Property investment | Director |
| | Lambda Enterprises Limited | Property investment | Director |
| | Miramar | Property investment and hotel operation | Director |
| | Notting Hill Development Limited | Property investment | Director |
| | Ramadon Company Limited | Property investment | Director |
| | Roundtree Property Company Limited | Property investment | Director |

The above-mentioned Directors' involvement in the management of the above-mentioned entities are not significant nor are the size of the above-mentioned businesses undertaken by the entities in which they were appointed as directors considered as significant as compared to the Group.

As the Board of Directors of the Company is independent of the boards of these entities, the Group is therefore capable of carrying on such businesses independently of, and at arm's length from the businesses of these entities.

## Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

## Directors' rights to acquire shares or debentures

Save as disclosed under the section Share option schemes below, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company or chief executive or any of their spouse or children under the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## Share option schemes

Share option schemes of the Group are set out on pages 86 to 98.

## Substantial shareholder's interests in shares

As at 30 June 2005, the register kept by the Company under Section 336 of the SFO shows the following parties had interests in 5.0% or more of the issued share capital of the Company.

**Long position in shares**

| | Number of shares | | | |
|---|---|---|---|---|
| **Name** | **Beneficial interests** | **Corporate interests** | **Total** | **Percentage to the issued share capital** |
| CTF[1] | 1,111,951,349 | 128,209,309 | 1,240,160,658 | 35.52 |
| Marathon Asset Management Ltd ("MAM")[2] | 208,191,948 | — | 208,191,948 | 5.96 |

(1) *CTF together with its subsidiaries.*

(2) *These shares are held by MAM Investment Ltd., a wholly owned subsidiary company of MAM.*

Save as disclosed above, there is no other interest recorded in the register that is required to be kept under Section 336 of the SFO as at 30 June 2005.

## Sufficiency of public float

According to information that is available to the Company, the percentage of the Company's shares which are in the hands of the public exceeds 25.0% of the Company's total number of issued shares.

## Major customers and suppliers

During the year, less than 30.0% of the Group's turnover and less than 30.0% of the Group's purchases were attributable to the Group's five largest customers and five largest suppliers respectively.

## Significant change in shareholdings of subsidiaries

On 29 March 2004, a sale and purchase agreement was entered into between New World Telephone Holdings Limited ("NWTHL"), a wholly owned subsidiary of the Company, and New World Mobility Holdings Limited ("NWM") (formerly known as Asia Logistics Technologies Limited) for the disposal of the entire interest of New World PCS Holdings Limited, a wholly owned subsidiary of NWTHL, by NWTHL to NWM for cash at a consideration of HK$1,250.0 million.

A subscription agreement was also entered on 29 March 2004 between Power Palace Group Limited ("PPG"), a wholly owned subsidiary of the Company, and NWM pursuant to which PPG agreed to subscribe for (i) 4,166,666,667 new shares of NWM of HK$0.01 each and (ii) a convertible note in the amount of HK$1,200.0 million issued to PPG entitling PPG to convert the principal amount into shares of NWM at the initial conversion price of HK$0.012 per share. Both transactions were completed on 6 July 2004 and the Group held approximately 55.3% in NWM immediate after the completion. At 30 June 2005, the Group held approximately 72.4% in NWM.

## Auditors

The accounts have been audited by Messrs PricewaterhouseCoopers and H.C. Watt & Company Limited, who retire and, being eligible, offer themselves for re-appointment as joint auditors of the Company.

On Behalf of the Board

**Dr. Cheng Yu-Tung**
*Chairman*

Hong Kong, 6 October 2005

## Connected Transactions

(1) The Company and CTF, severally in the proportions of 64.0% and 36.0%, have on 29 August 1995 issued an indemnity ("Indemnity") to Renaissance Hotel Group N.V. ("RHG"), a former subsidiary of NWDH, which is now an independent third party, in respect of any obligations of RHG or its subsidiaries may have in respect of certain lease payment obligations under 25 leases or guarantees of leases of Hotel Property Investment, Inc., a Delaware corporation held by HPI.

On 25 July 1997, NWDH sold its entire interests in HPI to CTFHL, a company controlled by Dr. Henry Cheng and Mr. Doo. Under the sale, the Indemnity will continue. Arrangements have therefore been entered into whereby CTF will counter-indemnify the Company fully against any liability arising under the Indemnity in respect of the said lease obligations and guarantees of leases. It is presently estimated that the maximum liability of the Company under the Indemnity will be approximately US$54.0 million per annum. Up to the date of this report, no payment has ever been made by the Company or CTF under the Indemnity.

(2) In July 1999, a deed of tax indemnity was entered into between the Company and New World China Land Limited ("NWCL") whereby the Company undertakes to indemnify NWCL in respect of, inter alia, certain PRC income tax ("IT") and land appreciation tax ("LAT") in The People's Republic of China ("PRC") payable in consequence of the disposal of certain properties held by NWCL as at 31 March 1999 and in respect of which the aggregate amount of LAT and IT is estimated at approximately HK$6,172.9 million (2004: HK$6,347.6 million). During the year, no such tax indemnity is effected (2004: Nil).

(3) On 4 January 2002, a sale and purchase agreement had been entered into between the Company, CTF, Triple Wise Investment Company Limited ("Triple Wise"), Asean Resources Holdings Limited ("AR"), Fitmond Limited ("Fitmond") and Wise Come Development Limited ("Wise Come") for the purpose of, inter alia, the acquisition of the entire issued share capital of Poucher Limited ("Poucher"), a wholly owned subsidiary of Fitmond, of US$1.0 (equivalent to approximately HK$7.8) and the shareholder's loan owing by Poucher to Fitmond upon completion at a consideration of HK$7.8 and HK$300.0 million (subject to adjustment) respectively by Wise Come from Fitmond. Poucher, through its wholly owned subsidiaries, is principally engaged in the development of Fanling Sheung Shui Town Lot No. 182 and various lots no in Demarcation District No. 51 in Fanling New Territories with a total site area of approximately 684,264 sq. ft. (the "Properties") for sale and is beneficially interested in the land title of the Properties.

Poucher was indirectly owned as to 80.0% by Triple Wise and as to 20.0% by Wisdom Profit Investments Limited ("Wisdom Profit"), an indirect wholly owned subsidiary of AR.

Triple Wise was owned equally by the Company and CTF and were solely responsible for the provision of necessary funding to Wise Come for the purpose of the acquisition and future operations of Wise Come. The Company and CTF or their respective associates would in turn provide or procure the necessary funding to Triple Wise proportionate to their respective equity interests in Triple Wise (the "Transactions").

The provision of financial assistance to Wise Come solely by the Company and CTF or their respective associates through Triple Wise constituted a connected transaction of the Company under Chapter 14A of the Listing Rules.

The Transactions had been reviewed by the Independent Non-executive Directors of the Company who had confirmed that the Transactions were:

(i) in the ordinary and usual course of business of the Company;

(ii) on normal commercial terms and on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(iii) in accordance with the terms of the agreements governing the Transactions.

## Connected Transactions (continued)

The Company has received from the auditors a letter reporting that:

(i) the Transactions have been approved by the Board of Directors of the Company;

(ii) the aggregate amount of the Transactions for the period from 1 July 2004 to 28 October 2004 did not exceed the limit as set out in the announcement dated 4 January 2002; and

(iii) the Transactions for the period from 1 July 2004 to 28 October 2004 were in accordance with the terms of the shareholders' agreement entered into between the Company, CTF, AR, Wisdom Profit, Triple Wise and Wise Come dated 14 June 2002.

On 29 October 2004, a revised shareholders agreement had been entered into between the Company, CTF, Triple Wise, Wise Come, Grand Choice Profits Limited ("Grand Choice") and Wisdom Profit to restructure Wisdom Profit's 20.0% interest in Wise Come. After the restructuring, the then 20.0% is held equally by Wisdom Profit and Grand Choice. Fundings to Wise Come were then made in proportion to the shareholdings in Wise Come by Triple Wise, Wisdom Profit and Grand Choice and hence the transaction under the revised shareholders agreement ceased to be a connected transaction of the Group.

(4) On 15 May 2002, the Company, CTF and Wee Investments (Pte.) Limited ("Wee"), an independent third party property development company, entered into a funding agreement, a performance and completion undertaking and a deed of guarantee entered into by the Company ("Financing Documents"), in favour of the agent for the lenders in respect of HK$1,300.0 million term loan facility granted by a syndicate of banks to Jade Gain Enterprises Limited ("Jade Gain"), which is the developer of Tseung Kwan O Town Lot No. 75 Area 55b development site (the "Project"). The Company, CTF and Wee have direct or indirect shareholdings of 45.0%, 30.0% and 25.0% respectively in Jade Gain. The financial obligations of the Company, CTF and Wee under the Financing Documents are several and are in proportion to each shareholder's respective shareholding percentage in Jade Gain. However the financial obligations of the Company, CTF and Wee under the Financing Documents might be adjusted if one of the party defaulted under the development agreement of the Project dated 6 February 2002. Under such circumstances, the non-defaulting parties would have to assume the financial obligations of the defaulting party under the Financing Documents on a pro rata basis amongst the non-defaulting parties so that a party might have to assume the financing obligations under the Financing Documents greater than the in proportion to each shareholders' respective shareholdings in Jade Gain.

As CTF is regarded as a connected person of the Company, entering into the Financial Documents by the Company would constitute connected transaction of the Company.

(5) On 25 July 2002, Shanghai Ramada Plaza Ltd. ("Shanghai Ramada"), then 57.0% owned subsidiary of NWCL, was granted loan facilities of US$10.0 million and RMB300.0 million by two banks for terms of 5 years to finance the construction of its property project and as general working capital. Upon granting of the loan facilities, NWCL provided guarantees in respect of the full obligation and liabilities of Shanghai Ramada under the loan facilities as well as the completion of Shanghai Ramada Plaza and undertook that the funding requirement relating to the completion of its construction would be fulfilled.

On 24 June 2003, Shanghai Ramada, then 61.7% owned subsidiary of NWCL, obtained another loan facility of RMB100.0 million from a bank for a term of 5 years to finance the construction cost of its property project. The obligation and liabilities of Shanghai Ramada under the aforesaid loan facility are also guaranteed by NWCL.

On 15 December 2004, Shanghai Ramada, then 64.9% owned subsidiary of NWCL obtained a multi-currency loan facility up to an aggregate principal amount of HK$80.0 million for a term up to 31 July 2007 which will be utilised by Shanghai Ramada to re-finance an existing bank loan facility of HK$10.0 million and RMB74.0 million obtained by Shanghai Mayfair Hotel Co., Ltd. ("Shanghai Mayfair") which merged with Shanghai Ramada in June 2004.

At the date of this report, Shanghai Ramada is 99.8% held by Ramada Property Ltd. ("Ramada Property") which in turn is a 75.0% owned subsidiary of NWCL. The other shareholders of Ramada Property had agreed to indemnify NWCL in respect of its liability under the guarantees and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the loan facilities being utilised by Shanghai Ramada in proportion to their shareholdings in Ramada Property.

Stanley Enterprises Limited ("Stanley"), having 20.0% interest in Ramada Property, is a connected person of NWCL by virtue of its being a substantial shareholder of certain subsidiaries of the NWCL group, and is wholly owned by Mr. Doo since 3 December 2002. The provision of the guarantees by NWCL in respect of the loan facilities and payment of the guarantee fee by Stanley constituted connected transactions of the Group.

(6) On 29 July 2002, Shunde Shunxing Real Estate Co., Ltd. ("Shunde Shunxing") was granted a 3-year term loan facility of RMB50.0 million from a bank to finance a property development project. Shunde Shunxing was owned by Global Perfect Development Limited ("Global Perfect") and an independent third party as to 70.0% and 30.0% respectively. Global Perfect is indirectly owned as to 50.0% and 50.0% by NWCL and CTF respectively.

The loan facility was severally guaranteed by NWCL and CTF in proportion to their indirect shareholdings in Global Perfect. Since CTF is a connected person, the provision of the aforesaid guarantee by NWCL constituted a connected transaction of the Group.

(7) Fortune Leader Overseas Chinese (Daiyawan) Real Estate Development Co., Ltd. ("Fortune Leader Real Estate") was granted a 4-year banking facility with principal amount of up to HK$30.0 million ("HK$30.0 million facility") on 6 September 2002 and an additional facility of HK$40.0 million on 17 July 2003 to finance the development of its property projects. Fortune Leader Real Estate is 80.0% owned by Dragon Fortune Limited ("Dragon Fortune") and 20.0% by an independent third party. Dragon Fortune is in turn owned by NWCL, Potassium Corp. ("Potassium"), Sun City Holdings Limited ("Sun City"), a 30.6% owned associated company, and independent third parties as to 36.4%, 7.1%, 20.3% and 36.2% respectively. Effectively, NWCL owns Dragon Fortune as to 42.6%.

The obligation and liabilities of Fortune Leader Real Estate under the banking facilities were guaranteed by NWCL, Mr. Cheng Kar-Shing, Peter who is a director of both the Company and NWCL ("Personal Guarantor") and certain independent shareholders of Dragon Fortune in the proportion of 39.2%, 30.6% and 30.2% respectively on several basis.

Potassium is wholly owned by the Personal Guarantor. Sun City is a 30.6% owned associated company of NWCL and is also a connected person of NWCL by virtue of the deemed interest of the Personal Guarantor in more than one-third of its issued share capital. Accordingly, the provision of the guarantee by NWCL in respect of the banking facilities to Fortune Leader Real Estate constituted connected transactions of the Group.

(8) On 19 December 2002, Shanghai Mayfair was granted a banking facility of up to an aggregate principal amount of HK$10.0 million and RMB74.0 million respectively by a bank for a term of 2 years. NWCL had provided guarantee in respect of the full obligation and liabilities of Shanghai Mayfair under the loan facility.

At the date of this transaction, Shanghai Mayfair was indirectly owned as to 99.0% by Ramada Property. The other shareholders of Ramada Property have agreed to indemnify NWCL in respect of its liabilities under the guarantee and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the loan facility being utilised by Shanghai Mayfair in proportion to their shareholdings in Ramada Property.

The provision of the guarantee by NWCL in respect of the loan facility and the payment of guarantee fee by Stanley constituted connected transactions of the Group. Repayment of the said facility was financed by a multi-currency loan facility to Shanghai Ramada on 15 December 2004 as stated in (5) above.

(9) On 8 January 2003, Fortune Leader Overseas Chinese (Daiyawan) Investment Co., Ltd. ("Fortune Leader Investment") was granted a 4-year banking facility with principal amount of up to HK$50.0 million to finance the development of its property projects. Fortune Leader Investment is 80.0% owned by Dragon Fortune.

The obligation and liabilities of Fortune Leader Investment under the banking facilities were guaranteed by NWCL, the Personal Guarantor and certain independent shareholders of Dragon Fortune in the proportion of 39.8%, 29.5% and 30.7% respectively on several basis.

Potassium is wholly owned by the Personal Guarantor. Since Sun City is a connected person of the Group, the provision of the guarantee by NWCL in respect of the banking facilities to Fortune Leader Investment constituted connected transaction of the Group.

(10) On 19 November 2003, NWCL executed a corporate guarantee to secure 90.5% of the indebtedness of Guangzhou Xin Yi Development Limited ("Xin Yi") under a 3-year term loan facility up to RMB200.0 million as granted by a bank to Xin Yi on 27 November 2003 to finance its property development projects. Xin Yi is owned indirectly as to 90.5% and 9.5% by the NWCL and CTF. CTF is a connected person of the Group, the provision of the guarantee by NWCL in respect of the banking facility to Xin Yi constituted a connected transaction of the Group.

(11) On 20 May 2004, Merryhill Group Limited (now known as NWS Transport Services Limited ("NWST")) and NWS Holdings Limited ("NWSH") entered into a master services agreement (the "NWST Master Services Agreement") under which NWST agreed to, and procured that members of the NWST Group ("NWST and its subsidiaries") engage relevant members of the NWSH Group to provide operational services, which includes construction services, electrical and mechanical engineering services, facility management services, security and guarding services, cleaning and landscaping services, financial services and property management services and such other types of services as NWST and NWSH may agree upon from time to time in writing, to the NWST and/or members of the NWST Group during the term of the NWST Master Services Agreement. Moreover, under the NWST Master Services Agreement, NWST also agreed and undertook that it shall procure the relevant members of the NWST Group to rent or otherwise license spare office, commercial, storage and car-parking spaces in the depots of the relevant members of the NWST Group to members of the NWSH Group.

The transactions contemplated under the NWST Master Services Agreement were expected to be of a recurrent nature and will occur on a regular and continuing basis in the ordinary and usual course of business of the NWSH Group. As CTF is a connected person of the Company and NWST is an associate of CTF, the NWST Master Services Agreement and all the transactions contemplated thereunder constitute continuing connected transactions of the Group under the Listing Rules.

Furthermore, before the completion of the share exchange on 9 March 2004, members of the NWSH Group entered into transactions on a recurring basis with members of the New World First Holdings Limited and its subsidiaries as well as Citybus Limited and its subsidiaries (which, upon completion, became members of the NWST Group) regarding the provision of the said operational services and the rental or licensing of spaces for the daily operation of the relevant parties. These transactions became continuing connected transactions of the Group under the Listing Rules ("the Existing CCT").

The aggregate amount of services contracted by the NWST Group during the year under the NWST Master Services Agreement and the existing CCT amounted to HK$21.5 million and HK$4.3 million respectively and the total amount of annual cap for the NWST Master Services Agreement and the existing CCT amounted to HK$92.7 million and HK$142.5 million respectively.

The transactions mentioned above have been reviewed by the independent non-executive directors of NWSH who have confirmed that the transactions have been entered into:

(i) in the ordinary course of business of NWSH;

(ii) on normal commercial terms:

(iii) in accordance with the relevant agreements governing such transactions, or where there are no such agreements, on terms no less favourable than terms available to or from independent third parties;

(iv) on terms that are fair and reasonable so far as the shareholders of NWSH are concerned; and

(v) within the caps disclosed in the relevant press announcements.

NWSH has received from the auditors of NWSH a letter reporting that the transactions:

(i) have been approved by the Executive Committee of NWSH;

(ii) were in accordance with the terms of the relevant agreements governing such transactions; and

(iii) were within the caps, where appropriate, set out under the relevant press announcements.

(12) 北京信通傳之媒文化發展有限公司 (Beijing Xintong Media & Cultural Development Co. Ltd.) ("Beijing Xintong") was 51.0% owned by New World Infrastructure (China) Investment Limited ("NWIC", a wholly owned subsidiary of New World TMT Limited ("NWTMT")), 30.0% owned by Mr. Tian Tao ("Mr. Tian") and 19.0% owned by 海南曉越文化發展有限公司 (Hainan Xiao Yue Cultural Development Co. Ltd.) ("Hainan Company").

On 5 July 2004, NWIC entered into:

(i) a share transfer agreement (the "Tian's Agreement") with Mr. Tian regarding the purchase of 0.1% interest in the registered capital of Beijing Xintong from Mr. Tian at a consideration of RMB30,000 (approximately HK$28,000);

(ii) a share transfer agreement (the "Hainan Agreement") with Hainan Company regarding the purchase of 19.0% interest in the registered capital of Beijing Xintong from Hainan Company at a consideration of RMB21.0 million (approximately HK$19.6 million); and

(iii) a capital increase agreement (the "Capital Increase Agreement") with Mr. Tian pursuant to which the registered capital of Beijing Xintong will, conditional upon the completion of the Tian's Agreement and the Hainan Agreement, be increased by RMB70.0 million (approximately HK$65.4 million). Such increment will be contributed as to RMB49.1 million (approximately HK$45.9 million) by NWIC and as to RMB20.9 million (approximately HK$19.6 million) by Mr. Tian and is in proportion to the then percentage of shareholding in Beijing Xintong held by NWIC and Mr. Tian.

Mr. Tian, being a substantial shareholder of Beijing Xintong and director of most of the subsidiaries of Beijing Xintong, is a connected person of the Group. Hainan Company, which is owned by Mr. Tian's spouse and son, is an associate of Mr. Tian under the Listing Rules. Accordingly, the above transactions constitute connected transactions of the Group.

The Hainan Agreement and the Capital Increase Agreement were completed during the year. For the Tian's Agreement, NWIC had nominated Shenzhen Xiang Long Communication Co., Ltd., a wholly owned subsidiary of NWTMT, to hold the 0.1% interest in Beijing Xintong. As at 30 June 2005, NWTMT held an aggregate of 70.1% interests in the registered capital of Beijing Xintong.

(13) On 5 August 2004, an agreement (the "Agreement") was entered into between 四川犍為電力(集團)股份有限公司 (unofficial translation being Sichuan Qianwei Power Company Limited, "Qianwei Power Group") and Lucrative Rich Limited, an indirect wholly owned subsidiary of NWSH, for the disposal of all the NWSH Group's interest in 四川犍為大利電力股份有限公司 (unofficial translation being Sichuan Qianwei Dali Power Company Limited, "Qianwei") at a consideration of RMB48.0 million.

The consideration was payable by Qianwei Power Group in cash by two instalments. The first instalment of RMB26.0 million was paid on the date of signing of the agreement and the second instalment of RMB22.0 million was payable on or before 30 December 2004. Completion would take place upon fulfilment of all the condition precedents as set out in the Agreement and on the date when the full amount of the consideration has been settled.

Qianwei Power Group, by virtue of its substantial shareholding in Qianwei, was a connected person of NWSH. The disposal of interest in Qianwei as contemplated under the Agreement constituted connected transactions of the Group under the Listing Rules.

NWSH further announced that due to the internal corporate restructuring of Qianwei Power Group, Lucrative Rich entered into two sale and purchase agreements on 13 December 2004 both with Qianwei Power Group for the transfer of its 35.0% interest in Qianwei to Qianwei Power Group, and its remaining 25.0% interest in Qianwei to Qianwei Power Group or its nominee, in replacement of the Agreement. The consideration for such disposal remains unchanged while the material terms of the Agreement remain substantially unchanged.

As at the date of this report, the abovementioned transfers of interests have not been completed.

(14) On 24 February 2005, Hong Kong Island Development Limited ("HKI"), a wholly owned subsidiary of the Company as Lessor, and Sogo Hong Kong Company Limited ("Sogo HK") as Lessee entered into a lease agreement ("Lease Agreement"), pursuant to which the Lessee will lease the portion of Ground Floor, Portion of P1 and the entire P2 of the Amazon, 12 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong ("the Premises") from the Lessor for a fixed term of fifteen years at a monthly rent to be calculated in accordance with the following schedule:

| | |
|---|---|
| Year 1 to 10 of the term: | 6.0% of the monthly gross turnover from the operation of any trade in from and/or upon the Premises |
| Year 11 to 15 of the term: | 7.0% of the monthly gross turnover from the operation of any trade in from and/or upon the Premises |

The Premises, the subject of the Lease Agreement, is owned by HKI. Sogo HK is an indirect non-wholly owned subsidiary of Real Reward Limited, a jointly controlled entity owned by Go Create Limited, a wholly owned subsidiary of CTF. Sogo HK is, accordingly, a connected person of the Company and the entering into of the Lease Agreement constitutes a connected transaction under the Listing Rules. As it is expected that the relevant percentage ratios involved under the Lease are more than 0.1% but less than 2.5%, the connected transaction as completed under the Lease Agreement ("On-going Leasing Transactions") is exempt from the independent shareholders' approval requirements but subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

The On-going Leasing Transactions had been reviewed by the Independent Non-executive Directors of the Company who had confirmed that the On-going Leasing Transactions were:

(i) in the ordinary and usual course of the business of the Company;

(ii) on normal commercial terms and on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(iii) the aggregate amount of the On-going Leasing Transactions did not exceed the limit as set out in the announcement dated 3 March 2005.

The Company has received from the auditors a letter reporting that:

(i) the On-going Leasing Transactions received the approval of the Board of Directors of the Company;

(ii) the On-going Leasing Transactions were entered into in accordance with the terms as set out in the lease agreement dated 24 February 2005; and

(iii) the aggregate amount of the On-going Leasing Transactions for the period from 24 February 2005 to 30 June 2005 did not exceed the limit as set out in the announcement dated 3 March 2005.

(15) On 14 June 2005, Hip Hing Engineering (Macau) Limited ("Hip Hing (Macau)"), an indirect wholly owned subsidiary of NWSH as management contractor entered into a management contractor agreement with Arc of Triumph Development Company Limited ("ATDL") as developer in respect of the construction work of a 55-storey super deluxe residential, hotel and entertainment complex building with apartments, amenities and a shopping area to be constructed and developed called "Arc de Triomphe, Macau" (the "Project") for a service fee of approximately HK$27.0 million. The consideration is payable in stages according to the development and construction of the Project. Moreover, ATDL will pay Hip Hing (Macau) and Hip Hing (Macau) will pay the sub-contractors according to the arrangements between Hip Hing (Macau) and the sub-contractors under their respective construction agreements. The relevant construction work is expected to be completed in 3 phases. The first phase is expected to be completed by September 2006, the second phase by May 2008 and the third phase by February 2009.

Moreover, on the same day, Hip Hing (Macau) as management contractor entered into a sub-contractor construction agreement with Vibro (Macau) Limited ("Vibro (Macau)", an indirect non-wholly owned subsidiary of NWSH) as sub-contractor in respect of the piling work of the Project for the contract amount of approximately MOP87.8 million (approximately HK$83.4 million). The consideration is payable by ATDL to Hip Hing (Macau) in stages according to the progress of the piling work. Then Hip Hing (Macau) will pay Vibro (Macau) according to the arrangements in the aforesaid management contractor agreement and the said sub-contractor construction agreement. The relevant piling work is expected to be completed by September 2006.

By virtue of the fact that 40.0% of the equity interest in ATDL is held by Cheung Hung Development (Holdings) Limited, of which the CTF Group (CTF and its subsidiaries) held 48.7% interest, as such, ATDL is a connected person of the Group. Thus, the abovementioned management contractor agreement constitutes a connected transaction of the Group under the Listing Rules. Furthermore, according to the arrangements of the said management contractor agreement, ATDL will make payments to Hip Hing (Macau) and Hip Hing (Macau) will make payments to Vibro (Macau) under the terms of the said sub-contractor construction agreement. As such, the said sub-contractor construction agreement also constitutes a connected transaction of the Group under the Listing Rules.

(16) On 29 July 2005, NWD (China) Limited ("NWDC"), a wholly owned subsidiary of NWCL, entered into a loan agreement with Shanghai Juyi Real Estate Development Co. Ltd. ("Juyi"), a company beneficially owned by NWDC and Stanley as to 70.0% and 30.0% respectively. Pursuant to the loan agreement, NWDC, the sole legal owner of Juyi, shall provide a shareholder's loan in the principal amount of US$10.0 million to Juyi for a term of five years, subject to renewal, at an interest rate of 1.4% above the London Inter-bank Offered Rate per annum for the purpose of financing the development of Shanghai, PRC. The loan amount will be provided by NWDC and Stanley in proportion to their beneficial shareholdings in Juyi.

By virtue of the interest of Stanley in Juyi, the provision of the shareholder's loan to Juyi constituted a connected transaction of the Group.

(17) On 12 September 2005, NWDC entered into an agreement with Shun Hing China Investment Limited ("Shun Hing") whereby NWDC agreed to acquire and Shun Hing agreed to sell 100 shares, representing 10.0% interest, in the issued share capital of Ramada Property, together with the shareholder's loan in the sum of US$9.7 million and HK$16.7 million due and owing by Ramada Property to Shun Hing for a total consideration of US$12.1 million and HK$17.0 million. The transaction was completed on 13 September 2005.

Ramada Property was an investment holding company having 99.8% interests in Shanghai Ramada, which holds the entire interest in Shanghai Ramada Plaza, a composite building comprising hotel, apartments, shopping arcade and car parks.

Shun Hing was a connected person of the NWCL by virtue of its interest in Ramada Property. Ramada Property is also 20.0% owned by a company wholly-owned by Mr. Doo. The acquisition therefore constituted a connected transaction of the Group.

(18) On 29 September 2005, Melowell Investment Limited ("Melowell"), a wholly owned subsidiary of the Group, entered into a sale and purchase agreement with Winteam Holdings Ltd. ("Winteam"), Mr. Yeung Sai Hong and Mr. Yeung Kwok Sang whereby Winteam conditionally agreed to sell and Melowell conditionally agreed to purchase 70.0% of the entire issued share capital of China Step Limited ("China Step") and 70.0% of all amounts, including principal and interest, owing by China Step to Winteam at a total consideration of HK$614.6 million (subject to adjustments) upon the terms and conditions therein contained. Mr. Yeung Sai Hong and Mr. Yeung Kwok Sang were act as Winteam's guarantors.

Winteam is beneficially and substantially owned by Mr. Yeung Sai Hong, who is a substantial shareholder and a director of certain non-wholly owned subsidiaries of the Group. Accordingly, the transaction constitutes a connected transaction of the Group.

Save as disclosed above, a summary of significant related party transactions that did not constitute connected transactions made during the year was disclosed in Note 34 to the accounts.

## Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2005, the interests of the Directors and their associates in shares, underlying shares and debentures of the Company or any of its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO were as follows:

**(A) Long position in shares**

| | Number of shares | | | | |
|---|---|---|---|---|---|
| | Personal interests | Spouse interests | Corporate interests | Total | Percentage of shareholding |
| New World Development Company Limited | | | | | |
| (Ordinary shares of HK$1.00 each) | | | | | |
| Dr. Sin Wai-Kin, David | 4,708,708 | 47,098 | — | 4,755,806 | 0.14 |
| Mr. Leung Chi-Kin, Stewart | 32,553 | — | — | 32,553 | — |
| Mr. Chow Kwai-Cheung | 43,495 | — | — | 43,495 | — |
| Mr. Ho Hau-Hay, Hamilton | — | — | 439,177[1] | 439,177 | 0.01 |
| Mr. Liang Cheung-Biu, Thomas | 5,215 | — | — | 5,215 | — |
| Dragon Fortune | | | | | |
| (Ordinary shares of US$1.00 each) | | | | | |
| Mr. Cheng Kar-Shing, Peter | — | — | 15,869[2] | 15,869 | 27.41 |
| HH Holdings Corporation | | | | | |
| (Ordinary shares of HK$1.00 each) | | | | | |
| Dr. Sin Wai-Kin, David | 42,000 | — | — | 42,000 | 7.00 |
| Master Services Limited | | | | | |
| (Ordinary shares of US$0.01 each) | | | | | |
| Mr. Leung Chi-Kin, Stewart | 16,335 | — | — | 16,335 | 1.63 |
| Mr. Chow Kwai-Cheung | 16,335 | — | — | 16,335 | 1.63 |
| NWCL | | | | | |
| (Ordinary shares of HK$0.10 each) | | | | | |
| Dr. Cheng Kar-Shun, Henry | — | — | 52,271,200[3] | 52,271,200 | 1.39 |
| Mr. Leung Chi-Kin, Stewart | 500,000 | — | — | 500,000 | 0.01 |
| Mr. Chow Kwai-Cheung | 400,126 | — | — | 400,126 | 0.01 |
| NWTMT | | | | | |
| (Ordinary shares of HK$1.00 each) | | | | | |
| Dr. Cheng Kar-Shun, Henry | — | 1,000,000 | — | 1,000,000 | 0.11 |
| Dr. Sin Wai-Kin, David | 5,594 | 53 | — | 5,647 | — |
| Mr. Liang Chong-Hou, David | 262 | — | — | 262 | — |

## Directors' Interests in Shares, Underlying Shares and Debentures (continued)

**(A) Long position in shares** (continued)

| | Number of shares | | | | |
|---|---|---|---|---|---|
| | **Personal interests** | **Spouse interests** | **Corporate interests** | **Total** | **Percentage of shareholding** |
| NWSH | | | | | |
| (Ordinary shares of HK$1.00 each) | | | | | |
| Dr. Cheng Kar-Shun, Henry | 2,000,000 | 587,000 | 8,000,000[(3)] | 10,587,000 | 0.58 |
| Dr. Sin Wai-Kin, David | — | — | 32,224,060[(4)] | 32,224,060 | 1.76 |
| Mr. Cheng Kar-Shing, Peter | 333,333 | — | 2,659,700[(5)] | 2,993,033 | 0.16 |
| Mr. Liang Chong-Hou, David | 153 | — | — | 153 | — |
| Mr. Leung Chi-Kin, Stewart | 3,526,630 | — | 84,607[(6)] | 3,611,237 | 0.20 |
| Mr. Chow Kwai-Cheung | 2,264,652 | — | — | 2,264,652 | 0.12 |
| Sun City | | | | | |
| (Ordinary shares of HK$1.00 each) | | | | | |
| Mr. Cheng Kar-Shing, Peter | — | 80,000 | 3,570,000[(7)] | 3,650,000 | 45.63 |
| Sun Legend Investment Limited | | | | | |
| (Ordinary shares of HK$1.00 each) | | | | | |
| Mr. Cheng Kar-Shing, Peter | — | — | 500[(8)] | 500 | 50.00 |
| YE Holdings Corporation | | | | | |
| (Ordinary shares of HK$1.00 each) | | | | | |
| Mr. Leung Chi-Kin, Stewart | 37,500 | — | — | 37,500 | 1.50 |

*Notes:*

(1) These shares were beneficially owned by a company in which Mr. Ho Hau-Hay, Hamilton owns 40.0% of its issued share capital.

(2) 4,102 shares are held by a company wholly owned by Mr. Cheng Kar-Shing, Peter and 11,767 shares are held by Sun City of which Mr. Cheng Kar-Shing, Peter is deemed to be interested in 45.63% of its issued share capital.

(3) These shares are beneficially owned by a company which is wholly-owned by Dr. Henry Cheng.

(4) These shares are beneficially owned by a company which is jointly owned by Dr. Sin Wai-Kin, David and his spouse.

(5) These shares are beneficially owned by a company which is wholly owned by Mr. Cheng Kar-Shing, Peter.

(6) These shares are beneficially owned by a company of which Mr. Leung Chi-Kin, Stewart has a direct interest of 55.0%.

(7) These shares are held by a company of which Mr. Cheng Kar-Shing, Peter has an indirect interest of 48.18%.

(8) Mr. Cheng Kar-Shing, Peter is deemed to be interested in the shares of Sun Legend Investment Limited by virtue of his interest in Sun City.

## Directors' Interests in Shares, Underlying Shares and Debentures (continued)

**(B) Long position in underlying shares — share options**

Under the respective share option schemes of NWCL, NWTMT, NWSH and NWM, share options may be granted respectively to certain directors and employees of NWCL, NWTMT, NWSH and NWM to subscribe for shares. Certain Directors of the Company have interest in share options to subscribe for shares in these companies respectively.

## Share Option Schemes of NWCL

On 18 December 2000, NWCL adopted a share option scheme ("2000 Share Option Scheme") pursuant to which employees, including executive directors of NWCL and its subsidiaries ("NWCL Group"), were given opportunity to obtain equity holdings in NWCL. The 2000 Share Option Scheme was subsequently terminated at the annual general meeting of NWCL held on 26 November 2002 whereby a new share option scheme ("2002 Share Option Scheme") was adopted in compliance with the new requirements of the Listing Rules. Any share options which were granted under the 2000 Share Option Scheme prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 2000 Share Option Scheme.

A summary of share option schemes of NWCL disclosed in accordance with the Listing Rules is as follows:

| | **2000 Share Option Scheme** | **2002 Share Option Scheme** |
|---|---|---|
| Purpose of the schemes | As incentive to employees, including executive directors of NWCL Group. | To provide an opportunity for the full-time or part-time employees, including directors, of NWCL Group to participate in the equity of NWCL as well as to motivate them to optimise their performance. |
| Participants of the schemes | Full-time employees, including directors of NWCL Group. | Full-time or part-time employees, including directors, of NWCL Group. |
| Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWCL's annual report | NWCL had granted share options representing the rights to subscribe for 65,745,200 shares of NWCL under the 2000 Share Option Scheme, together with 38,158,200 shares by way of adjustment on the number of share options as a result of NWCL's issue of rights shares which became unconditional on 8 April 2005.<br><br>No further options will be granted under the 2000 Share Option Scheme. | NWCL had granted share options representing the rights to subscribe for 9,697,200 shares of NWCL under the 2002 Share Option Scheme up to the date of this reports, together with 6,465,900 shares by way of adjustment on the number of share options as a result of NWCL's issue of rights shares which became unconditional on 8 April 2005. NWCL may further grant share options to subscribe for 49,242,529 shares of NWCL, representing approximately 1.30% of the total issued share capital of NWCL as at the date of this report. |
| Maximum entitlement of each participant under the schemes | 25.0% of the aggregate number of shares for the time being issued and issuable under the scheme. | The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding options) in any 12-month period must not exceed 1.0% of the shares in issue unless the same is approved by NWCL's shareholders in general meeting. |

**Share Option Schemes of NWCL** (continued)

| | 2000 Share Option Scheme | 2002 Share Option Scheme |
|---|---|---|
| The period within which the shares must be taken up under an option | At any time during a period to be notified by NWCL's directors, which period not to exceed 5 years commencing on the expiry of 1 month after the date on which the option is accepted and expiring on the last day of the 5-year period. | At any time during a period to be notified by NWCL's directors, which period not to exceed 5 years commencing on the expiry of 1 month after the date on which the option is accepted and expiring on a date not later than the last day of the 5-year period. |
| The minimum period for which an option must be held before it can be exercised | 1 month | 1 month |
| The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid | HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer. | HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer. |
| The basis of determining the exercise price | The exercise price shall be determined by NWCL's directors, being the higher of: | The exercise price shall be determined by NWCL's directors, being at least the higher of: |
| | (a) not less than 80.0% of the average closing price of shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheets for the 5 trading days immediately preceding the date of offer; or | (a) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of offer, which must be a business day; and |
| | (b) the nominal value of a share. | (b) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of offer. |
| The remaining life of the schemes | The 2000 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 18 December 2000. | The 2002 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 26 November 2002. |

## Share Option Schemes of NWCL (continued)

**Share options granted to Directors**

*2000 Share Option Scheme*

| Name of Director | Date of grant | Exercisable period | Number of share option[(1)] Balance at 1 July 2004 | Adjusted during the year[(2)] | Exercised during the year | Reclassified during the year | Balance at 30 June 2005 | Exercise price per share[(2)] HK$ |
|---|---|---|---|---|---|---|---|---|
| Dr. Cheng Kar-Shun, Henry | 7 February 2001 | 8 March 2001 to 7 March 2006 | 5,000,000 | (5,000,000) | — | — | — | 1.955 |
| | | | — | 12,500,000 | — | — | 12,500,000 | 1.782 |
| Mr. Cheng Kar-Shing, Peter | 9 February 2001 | 10 March 2001 to 9 March 2006 | 2,500,000 | (1,500,000) | (1,000,000)[(3)] | — | — | 1.955 |
| | | | — | 3,750,000 | (200,000)[(4)] | — | 3,550,000 | 1.782 |
| Mr. Leung Chi-Kin, Stewart | 7 February 2001 | 8 March 2001 to 7 March 2006 | 500,000 | — | (500,000)[(5)] | — | — | 1.955 |
| Mr. Chow Kwai-Cheung | 9 February 2001 | 10 March 2001 to 9 March 2006 | 500,000 | (100,000) | (400,000)[(6)] | — | — | 1.955 |
| | | | — | 250,000 | — | — | 250,000 | 1.782 |
| Mr. Chan Kam-Ling | 9 February 2001 | 10 March 2002 to 9 March 2006 | 400,000 | — | (200,000)[(7)] | (200,000)[(8)] | — | 1.955 |
| | | | 8,900,000 | 9,900,000 | (2,300,000) | (200,000) | 16,300,000 | |

(1) The share options are exercisable within 5 years commencing from the expiry of one month after the dates of each grant, provided that the maximum number of share options that can be exercised during each anniversary year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous anniversary years.

(2) Pursuant to the share option scheme of NWCL, the number of share options and exercise price are subject to adjustment in case of alteration in NWCL's capital structure. Accordingly, the rights issue as announced by NWCL on 18 February 2005 constitutes an event giving rise to and adjustment to the exercise price and number of outstanding share options in accordance with the share option scheme. The exercise price per share of the share options has been adjusted from HK$1.955 to HK$1.782 with effect from 9 April 2005.

(3) The exercise dates were 25 October 2004 and 12 November 2004 for options representing 500,000 shares each. On 21 October 2004 and 11 November 2004, being the trading dates immediately before the share options were exercised, the closing price per share was HK$2.70 and HK$2.90 respectively.

(4) The exercise date was 6 May 2005. On 5 May 2005, being the trading day immediately before the share options were exercised, the closing price per share was HK$2.90.

(5) The exercise date was 4 April 2005. On 1 April 2005, being the trading day immediately before the share options were exercised, the closing price per share was HK$2.80.

(6) The exercise date was 3 February 2005. On 2 February 2005, being the trading day immediately before the share options were exercised, the closing price per share was HK$3.675.

(7) The exercise date was 24 August 2004. On 23 August 2004, being the trading day immediately before the share options were exercised, the closing price per share was HK$2.125.

(8) Mr. Chan Kam-Ling resigned as Director of the Company on 30 August 2004. His interest in share options was reclassified as share options granted to employees.

## Share Option Schemes of NWCL (continued)

**Share options granted to employees**

*2000 Share Option Scheme*

| Date of grant | Balance at 1 July 2004 | Adjusted during the year(3) | Exercised during the year(5) | Re-classified during the year | Lapsed during the year | Balance at 30 June 2005 | Exercise price per share (3) HK$ |
|---|---|---|---|---|---|---|---|
| | Number of share options(1) | | | | | | |
| 5 February 2001 to | 25,338,400 | (12,850,800) | (11,589,600) | 200,000 | (1,098,000) | — | 1.955 |
| 2 March 2001 | — | 32,127,000 | (6,384,600) | — | — | 25,742,400 | 1.782* |
| 8 February 2001 to | 3,200,000(2) | (3,200,000) | — | — | — | — | 1.955 |
| 17 February 2001 | — | 8,000,000 | — | — | — | 8,000,000 | 1.782* |
| 2 May 2001 to | 402,000 | (383,200) | (18,800) | — | — | — | 2.605 |
| 29 May 2001 | — | 958,000 | (398,000) | — | — | 560,000 | 2.375* |
| 29 June 2001 to | 2,097,200 | (1,371,600) | (572,000) | — | (153,600) | — | 3.192 |
| 26 July 2001 | — | 3,429,000 | — | — | (234,000) | 3,195,000 | 2.910* |
| 31 August 2001 to | 590,000 | (478,000) | (100,000) | — | (12,000) | — | 2.380 |
| 27 September 2001 | — | 1,195,000 | (248,000) | — | — | 947,000 | 2.170* |
| 26 March 2002 to | 861,200 | (555,200) | (306,000) | — | — | — | 2.265 |
| 22 April 2002 | — | 1,388,000 | (633,400) | — | (12,600) | 742,000 | 2.065* |
| | 32,488,800 | 28,258,200 | (20,250,400) | 200,000 | (1,510,200) | 39,186,400 | |

*2002 Share Option Scheme*

| Date of grant | Balance at 1 July 2004 | Granted during the year(4) | Adjusted during the year(3) | Exercised during the year(6) | Lapsed during the year | Balance at 30 June 2005 | Exercise price per share(3) HK$ |
|---|---|---|---|---|---|---|---|
| | Number of share options(1) | | | | | | |
| 3 January 2003 to | 676,800 | — | (501,600) | (175,200) | — | — | 1.330 |
| 30 January 2003 | — | — | 1,254,000 | (43,800) | — | 1,210,200 | 1.212* |
| 12 May 2003 to | 1,544,000 | — | (1,064,200) | (275,000) | (204,800) | — | 1.000 |
| 6 June 2003 | — | — | 2,660,500 | (800) | — | 2,659,700 | 0.912* |
| 28 October 2003 to | 237,600 | — | (27,600) | (9,200) | (200,800) | — | 1.810 |
| 22 November 2003 | — | — | 69,000 | — | — | 69,000 | 1.650* |
| 18 December 2003 to | 1,300,000(2) | — | (750,000) | (550,000) | — | — | 1.830 |
| 14 January 2004 | — | — | 1,875,000 | (250,000) | — | 1,625,000 | 1.668* |
| 25 March 2004 to | 976,000 | — | (818,800) | (84,000) | (73,200) | — | 2.470 |
| 21 April 2004 | — | — | 2,047,000 | (54,800) | — | 1,992,200 | 2.252* |
| 18 June 2004 to | — | 560,400 | (353,200) | (74,400) | (132,800) | — | 1.810 |
| 15 July 2004 | — | — | 883,000 | — | — | 883,000 | 1.650* |
| 4 November 2004 to | — | 282,800 | (282,800) | — | — | — | 2.725 |
| 1 December 2004 | — | — | 707,000 | — | — | 707,000 | 2.484* |
| 22 December 2004 to | — | 536,400 | (512,400) | (24,000) | — | — | 2.950 |
| 18 January 2005 | — | — | 1,281,000 | (400) | (46,600) | 1,234,000 | 2.689* |
| | 4,734,400 | 1,379,600 | 6,465,900 | (1,541,600) | (658,200) | 10,380,100 | |

## Directors' Interests in Shares, Underlying Shares and Debentures (continued)

### Share Option Schemes of NWCL (continued)

**Share options granted to employees** (continued)

(1) The share options are exercisable within 5 years commencing from the one month after the dates of grant, provided that the maximum number of share options that can be exercised during each anniversary year is 20.0% of the total share options granted together with any unexercised share options carried forward from the previous anniversary years, except otherwise specified in note (2) below.

(2) The share options are exercisable within two years commencing from one month after the dates of grant, provided that the maximum number of share options that can be exercised during each anniversary year is 50.0% of the total share options granted together with any unexercised share options carried forward from the previous year.

(3) Pursuant to the share option scheme of NWCL, the number of share options and exercise price are subject to adjustment in case of alteration in NWCL's capital structure. Accordingly, the rights issue as announced by NWCL on 18 February 2005 constitutes an event giving rise to and adjustment to the exercise price and number of outstanding share options in accordance with the share option scheme. The adjusted exercise prices are identified with asterisks.

(4) The closing prices per share immediately before 18 June 2004, 4 November 2004 and 22 December 2004, the dates of grant, were HK$1.820, HK$2.675 and HK$2.975 respectively.

(5) The weighted average closing price of the shares immediately before the dates on which share options were exercised under the 2000 Share Option Scheme was HK$2.870.

(6) The weighted average closing price of the shares immediately before the dates on which share options were exercised under the 2002 Share Option Scheme was HK$2.859.

The fair values of the share options granted during the year with exercise prices per share of HK$1.81, HK$2.725 and HK$2.95 (adjusted to HK$1.65, HK$2.484 and HK$2.689 respectively) are estimated at HK$0.40, HK$0.56 and HKS0.61 respectively, using the Binomial pricing model. Values are estimated based on the risk-free rate of 2.59% to 3.59% per annum with reference to the rate prevailing on the Exchange Fund Notes, a one-year period historical volatility of 0.22, assuming no dividends and an expected option life of 5 years.

The Binomial pricing model required input of subjective assumptions such as the expected stock price volatility. Change in the subjective input may materially affect the fair value estimates.

## Directors' Interests in Shares, Underlying Shares and Debentures (continued)

### Share Option Schemes of NWTMT

Pursuant to the share option schemes adopted on 3 October 1997 (the "1997 Share Option Scheme") and 6 December 2001 (the "2001 Share Option Scheme"), NWTMT may grant options to directors and employees of NWTMT and its subsidiaries ("NWTMT Group") to subscribe for shares in NWTMT. No option had been granted under the 2001 Share Option Scheme since its adoption.

Summary of share option schemes of NWTMT disclosed in accordance with the Listing Rules is as follows:

| | 1997 Share Option Scheme | 2001 Share Option Scheme |
|---|---|---|
| Purpose of schemes | As incentive to employees (including any director) of NWTMT Group. | To provide an opportunity for employees (including any director) of NWTMT Group to participate in the equity of NWTMT as well as to motivate them to optimise their performance. |
| Participants of the schemes | Full time employees (including any director) of NWTMT Group. | Full time employees (including any director) of NWTMT Group. |
| Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWTMT's annual report | Options to subscribe for a total of 14,687,000 shares were granted under the 1997 Share Option Scheme, and were either exercised or lapsed. | The total number of shares which may be issued upon exercise of all options to be granted under the 2001 Share Option Scheme and any other schemes of NWTMT must not in aggregate exceed 85,533,125 shares, representing approximately 8.98% of the issued share capital as at the date of NWTMT's annual report. |
| | No further options will be granted under the 1997 Share Option Scheme upon adoption of the 2001 Share Option Scheme. | No option has been granted under the 2001 Share Option Scheme since its adoption. |
| Maximum entitlement of each participant under the schemes | 25.0% of the aggregate number of shares for the time being issued and issuable under the scheme. | The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding options) in any 12-month period must not exceed 1.0% of the shares in issue unless the same is approved by NWTMT's shareholders general meeting. |
| The period within which the shares must be taken up under an option | At any time during a period to be notified by NWTMT's directors, which period not to exceed 5 years commencing on the expiry of 6 months after the date of grant of an option and expiring on the last day of the 5-year period. | At any time during a period to be notified by NWTMT's directors, which period not to exceed 7 years commencing on the expiry of 1 month after the date of grant of an option and expiring on the last day of the 7-year period. |
| The minimum period for which an option must be held before it can be exercised | 6 months | 1 month |

**Share Option Schemes of NWTMT** (continued)

| | 1997 Share Option Scheme | 2001 Share Option Scheme |
|---|---|---|
| The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid | HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer. | HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer |
| The basis of determining the exercise price | The exercise price shall be determined by NWTMT's directors, being the higher of: | The exercise price shall be determined by NWTMT's directors, being at least the higher of: |
| | (a) not less than 80.0% of the average closing price of shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheets for the 5 trading days immediately preceding the date of offer; or | (a) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of offer, which must be a business day; and |
| | (b) the nominal value of a share. | (b) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of offer. |
| The remaining life of the schemes | The 1997 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 3 October 1997. | The 2001 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 6 December 2001. |

**Share options granted to employees**

*1997 Share Option Scheme*

| | Number of share options | | | |
|---|---|---|---|---|
| Date of grant | Balance at 1 July 2004 | Lapsed during the year | Balance at 30 June 2005 | Exercise price per share HK$ |
| 23 September 1999 | 240,000[(1)] | (240,000) | — | 10.20 |
| 23 September 1999 | 960,000[(2)] | (960,000) | — | 12.00 |
| | 1,200,000 | (1,200,000) | — | |

(1) Exercisable from 1 July 2000 to 1 June 2005.

(2) Divided into 3 tranches exercisable from 1 July 2001, 1 July 2002 and 1 July 2003 respectively to 1 June 2005.

## Directors' Interests in Shares, Underlying Shares and Debentures (continued)

### Share Option Schemes of NWSH

On 11 April 1997, a share option scheme was adopted by NWSH (the "1997 Share Option Scheme") under which the directors of NWSH may, at their discretion grant options to executive directors or full-time employees of NWSH and its subsidiaries ("NWSH Group") to subscribe for ordinary shares in NWSH. Subsequent to the amendment of Chapter 17 of the Listing Rules in 2001, a new share option scheme was adopted by NWSH on 6 December 2001 (the "2001 Share Option Scheme") thereafter certain rules of such scheme were altered and approved by the shareholders of NWSH held on 12 March 2003. Under the 2001 Share Option Scheme, the directors of NWSH may at their discretion grant options to any eligible persons as defined in the scheme to subscribe for ordinary shares in NWSH.

Summary of share option schemes of NWSH disclosed in accordance with the Listing Rules is as follows:

| | 1997 Share Option Scheme | 2001 Share Option Scheme |
|---|---|---|
| Purpose of schemes | As incentive to executive directors and employees of NWSH Group | To reward directors and employees of NWSH Group for past service or performance, to provide incentive and motivation or reward to eligible participants for increase performance or making contribution to NWSH and any of its subsidiaries, to attract and retain persons of right caliber with the necessary experience to work for NWSH Group and to foster a sense of corporate identity. |
| Participants of the schemes | Executive directors or full-time employees of NWSH Group | Eligible participant may be a person or entity belonging to any of the following classes:<br>(i) any eligible employee;<br>(ii) any non-executive directors (including independent non-executive directors) of NWSH Group or any invested entity of NWSH and any of its subsidiaries (the "Invested Entity");<br>(iii) any supplier of goods or services to any member of NWSH Group or any Invested Entity;<br>(iv) any customer of any member of NWSH Group or any Invested Entity;<br>(v) any person or entity that provides research, development or other technological support to NWSH Group or any Invested Entity;<br>(vi) any shareholder of any member of NWSH Group or any invested entity or any holder of any securities issued by any member of NWSH Group or any Invested Entity;<br>(vii) any adviser (professional or otherwise) or consultant to any area of business or business development of any member of NWSH Group or any Invested Entity; and<br>(viii) any joint venture partner or business alliance that co-operates with any member of NWSH Group or any Invested Entity in any area of business operation or development. |

**Share Option Schemes of NWSH** (continued)

| | 1997 Share Option Scheme | 2001 Share Option Scheme |
|---|---|---|
| Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWSH's annual report | Options to subscribe for 2,000,000 shares had been granted by NWSH under this scheme. It was expired on 11 April 2000 and no further share option can be granted. | NWSH had granted options to certain eligible persons to subscribe for 41,497,000 shares of NWSH under this scheme up to the date of NWSH's report. Furthermore, an adjustment on the number of unexercised options were made on 30 June 2005 as a result of the declaration of interim scrip dividend for the year ended 30 June 2005. A total of 142,723 additional options were granted under the said adjustment. Therefore, the total number of shares available for issue under this scheme is 138,225,201 representing approximately 7.54% of NWSH's issued share capital as at the date of NWSH's report. |
| *Maximum entitlement of each participant under the scheme* | *No eligible person shall be granted an option or options for such number of shares which in aggregate would exceed 25.0% of the total number of shares for which share options may be granted.* | *Unless approved by shareholders of NWSH, the total number of shares issued and to be issued upon exercise of the share options granted to each eligible participant (including both exercised and outstanding options) in any 12-month period must not exceed 1.0% of the share capital of NWSH in issue.* |
| The period which the shares must be taken up under an option | At any time during a period as specified by NWSH's directors, which shall not be more than 10 years from the date of grant of the options. | At any time during a period as specified by NWSH's directors, however in any event the share options must be exercised within 10 years from the date of grant of the options. |
| The minimum period for which an option must be held before it can be exercised | Any period as determined by NWSH's directors. | Any period as determined by NWSH's directors. |
| *The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid* | *Nil* | *HK$10.0 is to be paid as consideration for the grant of option within 14 days from the date of offer.* |
| The basis of determining the exercise price | The exercise price is determined by NWSH's directors which shall be equal to the higher of the nominal value of the shares or a price not less than 80.0% of the average of the closing prices per share as stated in the daily quotations sheets issued by the Stock Exchange on the 5 trading days immediately preceding the date of grant. | The exercise price is determined by NWSH's directors which must be at least the higher of the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant or the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant. |
| *The remaining life of the schemes* | *The Scheme was expired on 11 April 2000.* | *The Scheme shall be valid and effective for a period of 10 years from the date of adoption, i.e. 6 December 2001.* |

## Directors' Interests in Shares, Underlying Shares and Debentures (continued)
## Share Option Schemes of NWSH (continued)
**Share options granted to Directors**

2001 Share Option Scheme

| | | Number of share options | | | | | |
|---|---|---|---|---|---|---|---|
| **Name of Director** | **Date of grant** | **Balance at 1 July 2004** | **Adjusted during the Year[3]** | **Exercised during the year** | **Reclassified during the Year** | **Balance at 30 June 2005** | **Exercise price per share[3] HK$** |
| Dr. Cheng Kar-Shun, Henry | 21 July 2003 | 2,000,000[1] | (1,000,000) | (1,000,000)[4] | — | — | 3.725 |
| | | — | 1,009,849 | — | — | 1,009,849 | 3.719 |
| Mr. Cheng Kar-Shing, Peter | 21 July 2003 | 333,334[2] | (166,667) | (166,667)[5] | — | — | 3.725 |
| | | — | 168,308 | — | — | 168,308 | 3.719 |
| Mr. Leung Chi-Kin, Stewart | 21 July 2003 | 134,000[2] | (68,000) | (66,000)[6] | — | — | 3.725 |
| | | — | 68,669 | — | — | 68,669 | 3.719 |
| Mr. Chan Kam-Ling | 21 July 2003 | 1,333,334[1] | — | — | (1,333,334)[7] | — | 3.725 |
| | | 3,800,668 | 12,159 | (1,232,667) | (1,333,334) | 1,246,826 | |

(1) Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 respectively to 20 July 2008, both dates inclusive.

(2) Divided into 3 tranches exercisable from 21 January 2004, 21 July 2004 and 21 July 2005 respectively to 20 July 2008, both dates inclusive.

(3) Pursuant to the 2001 Share Option Scheme, the number of unexercised share options and exercise price are subject to adjustment in case of alteration in the capital structure of NWSH. NWSH declared the interim dividend for the year ended 30 June 2005 in scrip form (with cash option) on 14 March 2005 which gave rise to an adjustment to the number of unexercised share options and the exercised price in accordance with the said scheme. The exercise price per share of share options was adjusted from HK$3.725 to HK$3.719 with effect from 30 June 2005.

(4) The exercise date was 19 October 2004. On 18 October 2004, being the trading date immediately before the share options were exercised was HK$10.10.

(5) The exercise date was 12 November 2004. On 11 November 2004, being the trading date immediately before the share options were exercised was HK$11.15.

(6) The exercise date was 3 August 2004. On 2 August 2004, being the trading date immediately before the share options were exercised was HK$8.70.

(7) Mr. Chan Kam-Ling resigned as Director of the Company on 30 August 2004. His interest in share options was reclassified as other eligible persons.

**Share options granted to other eligible persons**

(a) 1997 Share Option Scheme

| | Number of share options | | | | |
|---|---|---|---|---|---|
| **Date of grant** | **Balance at 1 July 2004** | **Exercised during the year[3]** | **Lapsed during the year** | **Balance at 30 June 2005** | **Exercised price per share HK$** |
| 11 May 1999 | 1,900,000[1] | (1,300,000) | (600,000) | — | 6.93 |
| 11 May 1999 | 30,000[2] | (30,000) | — | — | 6.93 |
| | 1,930,000 | (1,330,000) | (600,000) | — | |

(1) Divided into 4 tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002 and 5 May 2003 respectively to 4 November 2004, both dates inclusive.

(2) Exercisable from 5 May 2004 to 4 November 2004, both dates inclusive.

(3) The weighted average closing price of the shares immediately before the date on which share options were exercised was HK$10.89.

## Share Option Schemes of NWSH (continued)

(b) 2001 Share Option Scheme

| Date of grant | Balance at 1 July 2004 | Adjusted during the year(3) | Exercised during the year(4) | Reclassified/ lapsed during the year | Balance at 30 June 2005 | Exercised price per share(3) HK$ |
|---|---|---|---|---|---|---|
| | **Number of share options** | | | | | |
| 21 July 2003 | 5,400,002(1) | (3,366,668) | (3,366,668) | 1,333,334(5) | — | 3.725 |
| | — | 3,399,822 | — | — | 3,399,822 | 3.719 |
| 21 July 2003 | 19,634,668(2) | (8,105,598) | (10,176,393) | (1,352,677) | — | 3.725 |
| | — | 10,333,008 | — | — | 10,333,008 | 3.719 |
| | 25,034,670 | 2,260,564 | (13,543,061) | (19,343) | 13,732,830 | |

(1) Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 respectively to 20 July 2008, both dates inclusive.

(2) Divided into 3 tranches exercisable from 21 January 2004, 21 July 2004 and 21 July 2005 respectively to 20 July 2008, both dates inclusive.

(3) Pursuant to the 2001 Share Option Scheme, the number of unexercised share options and exercise price are subject to adjustment in case of alteration in the capital structure of NWSH. NWSH declared the interim dividend for the year ended 30 June 2005 in scrip form (with cash option) on 14 March 2005 which gave rise to an adjustment to the number of unexercised share options and the exercise price in accordance with the said scheme. The exercise price per share of share options was adjusted from HK$3.725 to HK$3.719 with effect from 30 June 2005.

(4) The weighted average closing price of the shares immediately before the date on which share options were exercised was HK$8.49.

(5) The share options are reclassified as other eligible person's interest which are previously counted as Director's interest due to the resignation of a Director of the Company who remains to act as employee of the Group.

## Share Option Schemes of NWM

At an extraordinary general meeting of NWM held on 28 May 2002, the shareholders of NWM approved the termination of the share option scheme adopted by NWM on 11 September 1998 (the "1998 Share Option Scheme") and the adoption of a new share option scheme (the "2002 Share Option Scheme") in compliance with the Listing Rules. Upon termination of the 1998 Share Option Scheme, no further options could be granted under the 1998 Share Option Scheme. However, the outstanding share options granted thereunder would continue to be valid and exercisable in accordance with the provisions of the 1998 Share Option Scheme.

Summary of the 2002 Share Option Scheme of NWM disclosed in accordance with the Listing Rules is as follows:

**Purpose of the scheme**

The purpose of the scheme is to enable NWM to grant options to the participants as incentive or rewards for the contributions to NWM and its subsidiaries (the "NWM Group").

**Participants of the scheme**

The participants of the 2002 Share Option Scheme include any director, employee, consultant, agent, supplier, customer or shareholder of NWM Group or any entity in which NWM Group holds any equity interest.

**Number of shares available for issue**

The total number of shares available for issue under this scheme is 3,341,555 shares (adjusted as a result of the share consolidation on 7 July 2004) which represents 4.22% of the issue share capital of NWM as at the date of this report.

***Maximum entitlement for each participant***

The total number of shares issued and to be issued upon exercise of the options granted to each participant (including exercised, cancelled, and outstanding options) in any 12-month period must not exceed 1.0% of the shares of NWM in issue unless separately approved by NWM's shareholders in general meeting.

## Directors' Interests in Shares, Underlying Shares and Debentures (continued)

## Share Option Schemes of NWM (continued)

### Option period

An option may be exercised in accordance with the terms of this scheme at any time during the period as the board of directors in its absolute discretion determine and in any event such period of time shall not be more than 10 years from the date upon which the offer of the option is made to the grantee.

### Vesting period

The directors may, if consider appropriate, determine the minimum period for which an option must be held before it can be exercised.

### Amount payable on acceptance of option

Upon acceptance of the offer for an option, the grantee shall pay HK$1.00 as consideration for the grant.

### Subscription price

The subscription price for a share in respect of any option granted shall be a price determined by the directors in its absolute discretion but shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the 5 business day immediately preceding the date of grant; and (iii) the nominal value of a share.

### Life of the scheme

The 2002 Share Option Scheme is valid and effective for a term of 10 years commencing 28 May 2002.

### Share Options granted to Directors

| | | | Number of share options | | |
|---|---|---|---|---|---|
| Name of Director | Date of grant | Exercisable period | Granted during the year | Balance at 30 June 2005 | Exercise price per share HK$ |
| Dr. Cheng Kar-Shun, Henry[5] | 28 January 2005 | 28 January 2005 to 31 December 2010 | 780,000[2] | 780,000 | 1.260 |
| | | | 780,000 | 780,000 | |

### Share Option granted to employees

| | | Number of share options | | | | |
|---|---|---|---|---|---|---|
| Date of grant | Exercisable period | Balance at 1 July 2004 | Granted during the year | Lapsed during the year | Balance at 30 June 2005 | Exercise price per share HK$ |
| 8 February 2002[4] | 9 February 2002 to 8 February 2008 | 448,000[1] | — | (248,000) | 200,000 | 2.440 |
| 28 January 2005[5] | 28 January 2005 to 31 December 2010 | — | 2,136,000[2] | — | 2,136,000 | 1.260 |
| 8 April 2005[5] | 8 April 2005 to 31 December 2010 | — | 78,000[3] | — | 78,000 | 1.276 |
| | | 448,000 | 2,214,000 | (248,000) | 2,414,000 | |

(1) Adjustments on the number of share options and the exercise price as a result of the completion of the subscription agreement dated 29 March 2004 and the consolidation of NWM's shares from every 100 issued or unissued ordinary shares of HK$0.01 each into 1 consolidated ordinary share of HK$1.00 each.

(2) The closing price immediately before 28 January 2005, the date of grant was HK$1.260 per share.

**Share Option Schemes of NWM** (continued)

(3) The closing price immediately before 8 April 2005, the date of grant was HK$1.276 per share.

(4) Granted under the 1998 Share Option Scheme.

(5) Granted under the 2002 Share Option Scheme.

Save as disclosed above, as at 30 June 2005, none of the Directors, chief executive or any of their associates had or deemed to have any interests or short positions in the shares, registered capital, underlying shares and debentures of the Company or any of its associated corporations as defined in the SFO that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

## Disclosure Pursuant to Rules 13.20 and 13.22 of the Listing Rules

At 30 June 2005, the Group had given financial assistance and guarantees to its associated companies and jointly controlled entities (collectively "affiliated companies") as set out below:

| | **2005**<br>**HK$m** | 2004<br>HK$m |
|---|---|---|
| Amounts due by affiliated companies | **17,116.9** | 18,457.7 |
| Guarantees given for affiliated companies in respect of banking and other credit facilities | **3,874.8** | 5,561.0 |
| Commitments to capital injections and loan contributions | **1,387.0** | 1,570.6 |
| | **22,378.7** | 25,589.3 |

(a) The financial assistance, in aggregate exceeds 8.0% of the Company's market capitalisation of the average closing price of the Company's shares for 5 business days immediately preceeding 30 June 2005.

(b) The advances are unsecured and are interest free except for an aggregate amount of HK$7,548.5 million (2004: HK$8,417.2 million) which carry interest ranging from 0.6% above 3-month HIBOR to 12.0% per annum (2004: 3-month HIBOR to 14.0% per annum). Other than an amount of HK$286.6 million (2004: HK$311.5 million) which is repayable by instalments up to December 2016, the advances have no fixed repayment terms.

(c) Pursuant to Rule 13.22 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 30 June 2005 are presented as follows:

| | **Proforma combined balance sheet**<br>**HK$m** | **Group's attributable interest**<br>**HK$m** |
|---|---|---|
| Non-current assets | **51,494.3** | **22,417.5** |
| Current assets | **21,526.6** | **9,870.7** |
| Current liabilities | **(15,720.4)** | **(7,255.8)** |
| Total assets less current liabilities | **57,300.5** | **25,032.4** |
| Non-current liabilities | **(11,472.1)** | **(5,056.4)** |
| Net assets | **45,828.4** | **19,976.0** |

The proforma combined balance sheet of the affiliated companies is prepared by combining their balance sheets, after making adjustments to conform with the Group's significant accounting policies and re-grouping into significant balance sheet classification, as at 30 June 2005.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

H. C. Watt & Co. Ltd.
Certified Public Accountants
Chartered Secretaries

**To the Shareholders of**
**New World Development Company Limited**
*(incorporated in Hong Kong with limited liability)*

We have audited the accounts on pages 101 to 169 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, except that the scope of our work was limited as explained below.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. However, the evidence available to us was limited as set out below.

*Fundamental uncertainty and limitation of audit scope relating to pending litigations*

As described in Note 35 to the accounts, New World TMT Limited ("NWTMT"), a 54.44% owned listed subsidiary, commenced litigations against PrediWave Corporation ("PrediWave") and certain companies associated with PrediWave (collectively the "PrediWave Companies") and Mr Tony Qu, the president and founder of the PrediWave Companies. NWTMT was seeking recovery of various investments in and other payments made by the Group to the PrediWave Companies (the "NWTMT Complaint"). On the other hand, PrediWave also commenced a counter claim against NWTMT (the "PrediWave Cross-Complaint"), under which PrediWave alleged that NWTMT had failed to make full payments under certain purchase orders and an agreement totalling approximately US$72 million (approximately HK$564 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial.

As more fully described in Note 35 to the accounts, the directors, in preparing the accounts, have concluded that a full provision amounting to HK$3,082 million made in the accounts for the year ended 30 June 2004 against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave (collectively the "PrediWave Assets"), remains most appropriate for the purpose of the accounts for the year ended 30 June 2005. In addition, the directors have not made any provision for any commitment and/or loss under the PrediWave Cross-Complaint in the accounts as they are of the view that the Group has proper and valid defences to the PrediWave Cross-Complaint.

## Basis of opinion (continued)

*Fundamental uncertainty and limitation of audit scope relating to pending litigations* (continued)

As a result of the uncertainty of the timing and the outcome of the litigations which would have a consequential effect on the amount of assets recoverable, as well as the lack of updated meaningful financial information on the PrediWave Companies, the evidence available to us for assessing the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment and/or loss under the PrediWave Cross-Complaint was limited. There were no other practical satisfactory audit procedures that we could adopt to assess the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment and/or loss under the PrediWave Cross-Complaint. Any adjustments to the carrying values of the PrediWave Assets or provision for any commitment and/or loss under the PrediWave Cross-Complaint that might have been necessary should evidence become available to us may have a consequential impact on the net assets of the Group at 30 June 2005 and its profit for the year then ended.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

## Qualified opinion arising from limitation of audit scope

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the matters referred to in the preceding paragraphs, in our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the matters described above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

**PricewaterhouseCoopers**
*Certified Public Accountants*

**H.C. Watt & Company Limited**
*Certified Public Accountants*
**H.C. Watt**
*Practising Certificate No. P181*

Hong Kong, 6 October 2005

# Consolidated Profit and Loss Account

| | Note | Year ended 30 June **2005 HK$m** | 2004 HK$m |
|---|---|---|---|
| Turnover | 2 | **22,270.8** | 25,653.0 |
| Cost of sales | | **(17,229.9)** | (20,151.5) |
| Gross profit | | **5,040.9** | 5,501.5 |
| Other revenues | 3 | **32.7** | 48.3 |
| Other income/(charge) | 4 | **1,823.1** | (4,787.2) |
| Selling and marketing expenses | | **(463.7)** | (496.3) |
| Administrative expenses | | **(920.5)** | (1,175.7) |
| Other operating expenses | | **(1,977.2)** | (2,068.6) |
| Operating profit/(loss) before financing costs and income | | **3,535.3** | (2,978.0) |
| Financing costs | 5 | **(664.3)** | (1,022.7) |
| Financing income | | **368.8** | 230.4 |
| Operating profit/(loss) | 6 | **3,239.8** | (3,770.3) |
| Share of results of | | | |
| Associated companies | | **533.7** | 525.4 |
| Jointly controlled entities | | **1,492.0** | 1,815.9 |
| Profit/(loss) before taxation | | **5,265.5** | (1,429.0) |
| Taxation | 7 | **(897.6)** | (980.2) |
| Profit/(loss) after taxation | | **4,367.9** | (2,409.2) |
| Minority interests | | **(1,379.8)** | 1,433.0 |
| Profit/(loss) attributable to shareholders | 8, 29 | **2,988.1** | (976.2) |
| Dividends | 9 | **1,045.0** | 207.4 |
| Earnings/(loss) per share | 10 | | |
| Basic | | **HK$0.86** | (HK$0.35) |
| Diluted | | **N/A** | N/A |

# Consolidated Balance Sheet

| | Note | As at 30 June 2005 HK$m | 2004 HK$m |
|---|---|---|---|
| **Assets and liabilities** | | | |
| Non-current assets | | | |
| Intangible assets | 13 | **110.2** | 79.3 |
| Fixed assets | 14 | **38,464.0** | 33,897.6 |
| Associated companies | 16 | **6,487.5** | 5,835.9 |
| Jointly controlled entities | 17 | **22,942.0** | 24,027.1 |
| Other investments | 18 | **3,329.6** | 3,429.5 |
| Other assets | 19 | **1,020.6** | 2,824.2 |
| Deferred tax assets | 27 | **264.2** | 286.8 |
| | | **72,618.1** | 70,380.4 |
| Current assets | | | |
| Properties held for sale | 20 | **24,575.1** | 23,184.1 |
| Stocks | 21 | **294.3** | 281.7 |
| Current portion of other assets | 19 | **2,475.5** | 827.7 |
| Other loans receivable | | **551.7** | 338.0 |
| Debtors and prepayments | 22 | **8,370.4** | 9,500.3 |
| Cash and bank balances | 23 | | |
| Restricted | | **1,832.4** | 1,188.0 |
| Unrestricted | | **10,296.3** | 5,442.0 |
| | | **48,395.7** | 40,761.8 |
| Current liabilities | | | |
| Creditors and accrued charges | 24 | **11,218.1** | 10,199.7 |
| Contracts in progress | 25 | **39.8** | 231.0 |
| Deposits on sale of properties | | **226.6** | 153.9 |
| Bank loans and overdrafts | | | |
| Secured | | **906.7** | 649.0 |
| Unsecured | | **1,462.4** | 2,238.7 |
| Other unsecured loans | | **48.5** | 48.2 |
| Current portion of long term liabilities | 26 | **11,847.8** | 6,046.0 |
| Taxation | | **862.2** | 581.7 |
| | | **26,612.1** | 20,148.2 |
| Net current assets | | **21,783.6** | 20,613.6 |
| Total assets less current liabilities | | **94,401.7** | 90,994.0 |
| Non-current liabilities | | | |
| Long term liabilities | 26 | **14,702.0** | 21,869.0 |
| Deferred tax liabilities | 27 | **1,121.4** | 922.6 |
| Minority interests | | **16,920.5** | 13,797.4 |
| Net assets | | **61,657.8** | 54,405.0 |
| **Capital and reserves** | | | |
| Share capital | 28 | **3,491.6** | 3,457.3 |
| Reserves | 29 | **57,467.9** | 50,809.4 |
| Proposed final dividend | 29 | **698.3** | 138.3 |
| Shareholders' funds | | **61,657.8** | 54,405.0 |

**Dr. Sin Wai-Kin, David**
*Director*

**Dr. Cheng Kar-Shun, Henry**
*Director*

# Company Balance Sheet

| | Note | As at 30 June 2005 HK$m | 2004 HK$m |
|---|---|---|---|
| **Assets and liabilities** | | | |
| Non-current assets | | | |
| Fixed assets | 14 | **33.2** | 27.6 |
| Subsidiaries | 15 | **38,812.1** | 37,522.7 |
| Associated companies | 16 | **(15.6)** | 385.4 |
| Jointly controlled entities | 17 | **187.0** | 99.2 |
| Other investments | 18 | **47.2** | 22.6 |
| | | **39,063.9** | 38,057.5 |
| Current assets | | | |
| Properties held for sale | 20 | **690.0** | 547.5 |
| Debtors and prepayments | 22 | **296.7** | 353.7 |
| Cash and bank balances | | **1.7** | 1.6 |
| | | **988.4** | 902.8 |
| Current liabilities | | | |
| Creditors and accrued charges | 24 | **762.2** | 774.1 |
| Unsecured bank loans and overdrafts | | **8.0** | 3.1 |
| Other unsecured loans | | **9.1** | 8.5 |
| Current portion of long term liabilities | 26 | **—** | 86.0 |
| Taxation | | **—** | 0.2 |
| | | **779.3** | 871.9 |
| Net current assets | | **209.1** | 30.9 |
| Total assets less current liabilities | | **39,273.0** | 38,088.4 |
| Long term liabilities | 26 | **—** | — |
| Net assets | | **39,273.0** | 38,088.4 |
| **Capital and reserves** | | | |
| Share capital | 28 | **3,491.6** | 3,457.3 |
| Reserves | 29 | **35,083.1** | 34,492.8 |
| Proposed final dividend | 29 | **698.3** | 138.3 |
| Shareholders' funds | | **39,273.0** | 38,088.4 |

**Dr. Sin Wai-Kin, David**
*Director*

**Dr. Cheng Kar-Shun, Henry**
*Director*

# Consolidated Statement of Changes in Equity

| | Year ended 30 June | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$m** | HK$m |
| Equity at the beginning of the year, as previously reported | **54,405.0** | 45,957.2 |
| *Negative goodwill derecognised* | **135.2** | — |
| Equity at the beginning of the year, as restated | **54,540.2** | 45,957.2 |
| Investment and hotel properties revaluation surplus, net of taxation | **3,913.3** | 2,774.0 |
| Share of revaluation surplus, net of taxation of | | |
| Associated companies | **212.0** | 45.9 |
| Jointly controlled entities | **55.8** | 104.0 |
| Investment securities revaluation deficit for the year | **(166.1)** | (1,265.8) |
| Investment securities revaluation deficit for the year charged as impairment loss to profit and loss account | **286.1** | 1,235.9 |
| Exchange differences arising on translation of subsidiaries, associated companies and jointly controlled entities | **(3.8)** | (1.3) |
| Net gains not recognised in the profit and loss account | **4,297.3** | 2,892.7 |
| Profit/(loss) attributable to shareholders | **2,988.1** | (976.2) |
| Investment securities revaluation deficit realised upon disposal | **11.0** | 32.8 |
| Investment securities revaluation deficit from previous years charged as impairment loss to profit and loss account | — | 79.8 |
| Acquisition of interests in subsidiaries | **35.2** | — |
| Release of goodwill upon disposal of a subsidiary | — | 1.5 |
| Release of revaluation surplus upon disposal of investment properties | **(7.2)** | — |
| Goodwill impairment loss charged to profit and loss account | — | 14.6 |
| Impairment loss of goodwill written back | — | (14.6) |
| Dividends | **(485.0)** | (69.1) |
| Issue of shares as scrip dividends | **278.2** | — |
| Placement of shares and rights issue | — | 6,560.3 |
| Share issue expenses | — | (74.0) |
| Equity at the end of the year | **61,657.8** | 54,405.0 |

# Consolidated Cash Flow Statement

| | Note | Year ended 30 June 2005 HK$m | 2004 HK$m |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Net cash inflow generated from operations | 32a | **3,218.6** | 1,992.2 |
| Hong Kong profits tax paid | | **(131.0)** | (168.2) |
| Overseas taxation paid | | **(26.8)** | (18.8) |
| Net cash from operating activities | | **3,060.8** | 1,805.2 |
| Cash flows from investing activities | | | |
| Financing income | | **365.0** | 228.6 |
| Dividends received from | | | |
| Associated companies | | **631.1** | 197.9 |
| Jointly controlled entities | | **901.7** | 675.1 |
| Other investments | | **32.7** | 48.3 |
| Purchase of fixed assets | | **(624.8)** | (1,359.0) |
| (Increase)/decrease in investments in associated companies | | **(234.3)** | 29.8 |
| Decrease in investments in jointly controlled entities | | **1,912.1** | 494.2 |
| Decrease/(increase) in other investments | | **47.0** | (309.4) |
| Decrease in other assets | | **126.9** | 74.1 |
| Acquisition of additional interests in subsidiaries | | **(6.7)** | (8.0) |
| Acquisition of subsidiaries (net of cash and cash equivalents) | 32b, c | **(124.2)** | 22.0 |
| Proceeds from disposal of | | | |
| Fixed assets | | **203.3** | 108.3 |
| Partial interests in subsidiaries | | **106.2** | 56.9 |
| Disposal of subsidiaries (net of cash and cash equivalents) | 32d, e | **1,097.2** | 973.9 |
| Restructuring of transport business and deconsolidation of a subsidiary | | **—** | 1,330.8 |
| Net cash from investing activities | | **4,433.2** | 2,563.5 |

| | | Year ended 30 June | |
|---|---|---|---|
| | | **2005** | 2004 |
| | Note | **HK$m** | HK$m |
| Cash flows used in financing activities | 32f | | |
| Redemption of convertible bonds | | **—** | (3,300.8) |
| Issuance of convertible bonds | | **—** | 1,350.0 |
| Placement of shares | | **—** | 1,226.1 |
| Rights issue | | **—** | 5,334.2 |
| Share issue expenses | | **—** | (74.0) |
| Increase in bank and other loans | | **7,841.9** | 7,749.6 |
| (Decrease)/increase in long term accounts payable | | **(61.1)** | 0.1 |
| Repayment of bank and other loans | | **(9,303.9)** | (13,117.4) |
| Capital element of finance lease rental payments | | **(71.8)** | (124.9) |
| Net decrease in short term bank and other loans | | **(503.2)** | (1,224.2) |
| (Increase)/decrease in restricted cash and bank balances | | **(644.4)** | 485.3 |
| Decrease in loans from minority shareholders | | **(106.3)** | (43.8) |
| Contributions from minority shareholders | | **1,665.2** | 7.0 |
| Financing costs paid | | **(734.4)** | (986.4) |
| Dividends paid | | **(206.8)** | (69.1) |
| Dividends paid to minority shareholders | | **(497.3)** | (300.1) |
| Net cash used in financing activities | | **(2,622.1)** | (3,088.4) |
| *Net increase in cash and cash equivalents* | | **4,871.9** | 1,280.3 |
| Cash and cash equivalents at the beginning of the year | | **5,416.9** | 4,134.2 |
| Effect of foreign exchange rate changes | | **(2.5)** | 2.4 |
| Cash and cash equivalents at the end of the year | | **10,286.3** | 5,416.9 |
| *Analysis of cash and cash equivalents* | | | |
| Cash and bank balances — unrestricted | | **10,296.3** | 5,442.0 |
| Bank overdrafts | | **(10.0)** | (25.1) |
| | | **10,286.3** | 5,416.9 |

## 1 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

### (a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong; and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The accounts are prepared under the historical cost convention, except that investment properties, hotel properties and investment securities are carried at fair value as set out in the accounting policies below.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRS") and Hong Kong Accounting Standards ("HKASs") (collectively the "HKFRSs") which are effective for accounting periods commencing on or after 1 January 2005. In preparing these accounts, the Group has early adopted the following HKFRS and HKASs:

| | |
|---|---|
| HKFRS 3 | Business combinations |
| HKAS 36 | Impairment of assets |
| HKAS 38 | Intangible assets |

The adoption of HKFRS 3, HKAS 36 and 38 has resulted in a change in the accounting policy for goodwill and negative goodwill. Details of the change in the accounting policy and the effects of adopting these standards are set out in notes (b) and (f) below.

The Group has not early adopted other new and revised HKFRSs in the accounts for the year ended 30 June 2005. The Group has already commenced an assessment of the impact of these other new HKFRSs but is not yet in a position to analyse and quantify the impact on its results of operations and financial position.

### (b) Basis of consolidation

The Group accounts incorporate the accounts of the Company and all its subsidiaries made up to 30 June and include the Group's share of the results for the year and undistributed post-acquisition reserves of associated companies and jointly controlled entities. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal respectively.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss account (see notes (f)(i) and (ii) below).

All material intra-group transactions, including unrealised profits arising from intra-group construction contracts, sales of properties and interest income on loans and advances, have been eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill carried in the balance sheet.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

### (c) Subsidiaries

A company is a subsidiary if the Group controls more than half of the voting power, controls the composition of the board of directors or holds more than half of the issued equity capital. Provision is made when, in the opinion of Directors, there is any impairment loss.

The Company's investments in subsidiaries are carried at cost or at Directors' valuation less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

### (d) Associated companies

An associated company is a company other than a subsidiary and a jointly controlled entity, in which the Group's interest is held for the long term and substantial and significant influence is exercised through representatives on the board of directors.

The Group's investments in associated companies are stated at the Group's share of net assets and goodwill on acquisition (net of any accumulated impairment loss). The Company's investments in associated companies are carried at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend income.

### (e) Jointly controlled entities

A jointly controlled entity is a joint venture established as a corporation, partnership or other entity in which the venturers have their respective interests and establish a contractual arrangement among them to define their joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are stated at cost plus the Group's share of their post-acquisition results and reserves and goodwill on acquisition (net of any accumulated impairment loss). The share of post-acquisition results and reserves is based on the relevant profit sharing ratios which vary according to the nature of the jointly controlled entities explained as follows:

(i) *Equity joint ventures*

Equity joint ventures are joint ventures in respect of which the venturers' capital contribution ratios are defined in the joint venture contracts and the venturers' profit sharing ratios are in proportion to the capital contribution ratios.

(ii) *Co-operative joint ventures*

Co-operative joint ventures are joint ventures in respect of which the venturers' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts. Where the Group is not entitled to share the net assets of a co-operative joint venture at the end of the joint venture period, the cost of investment in such co-operative joint venture is amortised over the joint venture period.

(iii) *Companies limited by shares*

Companies limited by shares are limited liability companies in respect of which each shareholder's beneficial interests therein is in accordance with the amount of the voting share capital held thereby.

The Company's interests in jointly controlled entities are classified as long term investments and are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividend income.

## (f) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries, associated companies or jointly controlled entities at the date of acquisition.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies and jointly controlled entities is included in investments in associated companies and jointly controlled entities respectively. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of all or part of business combination include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

In previous years, goodwill arising from acquisition after 1 July 2001 was amortised on a straight-line basis over its estimated useful life of not more than 20 years. Goodwill was assessed for indication of impairment at each balance sheet date.

Following the adoption of HKFRS 3, HKAS 36 and 38, goodwill on acquisitions of subsidiaries, associated companies and jointly controlled entities is no longer amortised but tested for impairment annually. Any impairment loss recognised is charged to the profit and loss account. Accumulated amortisation as at 1 July 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill previously taken to reserves is not restated on the balance sheet or included in the calculation of the profit or loss on disposal of subsidiary, associated company and jointly controlled entity.

(ii) *Negative goodwill*

Negative goodwill represented the excess of the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries, associated companies or jointly controlled entities acquired over the cost of an acquisition.

In previous years, negative goodwill, to the extent that it did not relate to identifiable expected future loss and expenses at the date of acquisition, was recognised in the profit and loss account over the remaining weighted average life of those assets.

Following the adoption of HKFRS 3, the Group ceased amortisation of negative goodwill from 1 July 2004. The remaining negative goodwill, after eliminating its corresponding accumulated amortisation, has been derecognised and credited to the equity as at 1 July 2004. Any excess of the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries, associated companies or jointly controlled entities acquired over the cost of an acquisition is recognised immediately in the profit and loss account.

These changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards and have been applied prospectively. In particular, negative goodwill arising on acquisitions has been derecognised and results in the following:

| | HK$m |
|---|---|
| Decrease in negative goodwill | 53.5 |
| Increase in jointly controlled entities | 51.8 |
| Increase in associated companies | 83.1 |
| Increase in minority interests | (53.2) |
| Increase in opening reserves | 135.2 |

**(f) Intangible assets** (continued)

(iii) *Licences and software*

Expenditure on acquired licences and software is capitalised and amortised using the straight-line method over the shorter of their estimated useful lives and licence period, but not exceeding 20 years from the date when they are available for use. Licences and software are not revalued as there is no active market for these assets.

(iv) *Development costs*

Development costs incurred for design and testing of new or improved products, where technical feasibility has been demonstrated and there is an ability to sell or use the asset that will generate probable future economic benefits, are recognised as assets and amortised on a straight-line basis over a period of not more than 5 years.

**(g) Revenue recognition**

Revenue is recognised when it is probable that future economic benefits will accrue to the Group and these benefits can be measured reliably on the following bases:

(i) *Rental income*

Rental income is recognised on a straight-line basis over the terms of lease agreements.

(ii) *Property sales*

Revenue from sale of properties is recognised on the transfer of risks and rewards of ownership. Deposits and instalments received on properties sold prior to their completion are included in current liabilities.

(iii) *Joint property development projects*

Revenue from joint property development projects is recognised on the transfer of risks and rewards of ownership.

(iv) *Construction and engineering*

Revenue from construction and engineering service contracts is recognised using the percentage of completion method when the contracts have progressed to a stage where a profitable outcome can be prudently foreseen and is measured by reference to the proportion of costs incurred for work performed to the balance sheet date as compared to the estimated total costs to completion. Anticipated losses on contracts are fully provided when identified.

(v) *Service fee income*

Property management service fee, property letting agency fee, transportation service fees and security service fee are recognised when services are rendered.

(vi) *Infrastructure operations*

Toll revenue from road and bridge operations, income from cargo, container handling and storage are recognised when services are rendered.

(vii) *Telecommunication services*

Subscription fee and services income from provision of telecommunication services is recognised when services are rendered and based on the usage of the digital mobile radio telephone network and facilities. Revenue from sale of telecommunication equipment and accessories is recognised when goods are delivered and title has passed. Telecommunication revenue in respect of standard service plans billed in advance at year end is deferred and recognised on a straight-line basis over the relevant service agreement period.

(viii) *Sale of goods*

Income from sale of goods in the department store operations is recognised upon delivery of goods.

(ix) *Hotel and restaurant operations*

Revenue from hotel and restaurant operations is recognised upon provision of the services.

## 1 Principal accounting policies (continued)

### (g) Revenue recognition (continued)

(x) *Interest income*

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable. Interest received and receivable in respect of loan financing provided to associated companies, equity and co-operative joint ventures (where they are not accounted for as subsidiaries) during their pre-operational period are deferred and amortised over the repayment periods.

(xi) *Dividend income*

Dividend income is recognised when the right to receive payment is established.

### (h) Assets under leases

(i) *Finance leases*

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated on the basis described in note (i)(v) below.

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

### (i) Fixed assets

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and are held for their investment potential. Investment properties are stated at their open market value based on an annual professional valuation at the balance sheet date. Increases in valuation are credited to the investment properties revaluation reserve; decreases are first set off against earlier revaluation surpluses on a portfolio basis and thereafter charged to the profit and loss account. Upon sale of an investment property, the revaluation surplus realised is transferred to operating profit. No depreciation is provided on investment properties held on leases of more than 20 years.

(ii) *Hotel properties*

Hotel properties are interests in land and buildings and their integral fixed plant which are collectively used in the operation of hotel. They are stated at their open market value based on an annual professional valuation at the balance sheet date. No depreciation is provided on hotel properties held on leases of more than 20 years. It is the Group's practice to maintain the buildings in a continual state of sound repairs and to make improvements thereto from time to time and accordingly, the Directors consider that given the estimated useful lives of the hotel properties, any depreciation would be insignificant due to their high residual value. Such expenditure on repairs and improvements is charged to the profit and loss account in the year in which they are incurred.

(iii) *Assets under construction*

All direct and indirect costs relating to the construction of fixed assets including financing costs and foreign exchange differences on the related borrowed funds during the construction period are capitalised as the costs of the fixed assets.

(iv) *Other fixed assets*

Other fixed assets, comprising land and buildings, toll roads, bridges, port facilities, telecommunication equipment systems and other assets, are stated at cost or carrying value less accumulated depreciation and accumulated impairment losses.

## 1 Principal accounting policies (continued)

### (i) Fixed assets (continued)

(v) *Depreciation*

No depreciation is provided on assets under construction.

Depreciation of toll roads and bridges is calculated to write off their costs on an economic usage basis whereby the amount of deprecation is provided based on the ratio of actual traffic volume compared to the total projected traffic volume over the remaining toll collection periods of joint ventures. The projected traffic volume of toll roads and bridges is reviewed regularly with reference to both internal and external sources of information and adjusted if it is appropriate.

Depreciation of other fixed assets is calculated to write off their cost or carrying value less accumulated impairment losses over their estimated useful lives or, if shorter, the relevant finance lease periods, using the straight-line method. Estimated useful lives are summarised as follows:

| | Estimated useful lives |
|---|---|
| Land | Unexpired period of the lease |
| Buildings | 20 to 40 years |
| Port facilities and terminal equipment | 7 to 44 years |
| Telecommunication equipment and systems | 3 to 15 years |
| Other assets | 2 to 25 years |

(vi) *Maintenance of fixed assets*

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their estimated useful lives to the Group.

(vii) *Gain or loss on sale*

The gain or loss on disposal of a fixed asset other than investment properties and hotel properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

### (j) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. An impairment loss is recognised in the profit and loss account for the amount by which the asset's carrying amount exceeds its recoverable amount, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation deficit. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped as cash-generating units for which there are separately identifiable cash flows.

### (k) Other investments

Other investments are long term investments other than subsidiaries, associated companies and jointly controlled entities.

(i) *Investment securities*

Investment securities are held for non-trading purpose and are stated at fair value at the balance sheet date. Changes in fair value of individual securities are dealt with as movement in the investments revaluation reserve until the securities are sold or determined to be impaired in value. Where the Directors determine that there is an impairment loss, it is removed from the investments revaluation reserve and recognised in the profit and loss account.

**(k) Other investments** (continued)

(i) *Investment securities* (continued)

Upon disposal, the gain or loss representing the difference between net sales proceeds and the carrying amount of the relevant security, together with any surplus or deficit transferred from the investments revaluation reserve, is dealt with in the profit and loss account. Impairment loss recognised in the profit and loss account is written back in the profit and loss account to the extent of the amount previously charged when the circumstances and events leading to the impairment cease to exist.

(ii) *Investments in joint property development projects*

Investments in joint property development projects held for investment purpose are stated at cost less accumulated amortisation and accumulated impairment losses. Cost includes development costs and other charges capitalised during the course of development. Amortisation is provided on a straight-line basis over the terms of the respective projects.

**(l) Properties held for sale, stocks and contracts in progress**

Properties held for sale are stated at cost comprising land cost, development expenditure, professional fees and interest capitalised less any provision for possible loss.

Stocks are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Contracts in progress are stated at cost plus attributable profits recognised on the basis set out in note (g)(iv) above, less provision for anticipated losses and progress payments received and receivable.

**(m) Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

**(n) Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

**(o) Contingent liabilities and contingent assets**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

### (p) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

### (q) Capitalisation of interest and finance charges

Interest and finance charges on borrowings relating to assets under construction and properties under development, after elimination of intra-group interest charges, are included in the project cost and cost of development during the relevant period of construction and development respectively.

Borrowing costs and foreign exchange differences which are deemed borrowing costs incurred by the Group on the related borrowed funds which have been used to finance the construction of fixed assets by the associated companies and jointly controlled entities, are capitalised as the carrying value of these associated companies and jointly controlled entities.

### (r) Employee benefits

(i) *Employee leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) *Bonus plans*

Provision for bonus is recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) *Defined contribution schemes*

The Group's contributions to these schemes, including the Mandatory Provident Fund Scheme and employee pension schemes established by municipal government in the People's Republic of China ("PRC") are expensed as incurred. Contributions are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions, where applicable.

(iv) *Defined benefit schemes and long service payments*

Costs under defined benefit schemes and long service payments, which are assessed using the projected unit credit method, are charged to the profit and loss account. Under this method, plan assets are measured at fair value and defined benefit obligations are measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10.0% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the profit and loss account over the expected average remaining service lives of the participating employees.

## 1 Principal accounting policies (continued)

### (s) Foreign currencies

Foreign currency transactions during the year are converted at exchange rates ruling at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at exchange rates ruling at that date. Exchange differences arising in these cases are included in the determination of operating profit, other than those dealt with in notes (i)(iii) and (q) above.

The balance sheets of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at average rates. Exchange differences arising therefrom are dealt with as a movement in reserves.

### (t) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, other investments, other assets, properties held for sale, stocks and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Capital expenditure comprises additions to intangible assets and fixed assets (notes 13 and 14), including those resulting from acquisitions of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Segment assets and capital expenditure are where the investments/operating assets are located.

## 2 Turnover and segment information

| | **2005 HK$m** | 2004 HK$m |
|---|---|---|
| Rental | **946.4** | 965.9 |
| Property sales | **3,377.7** | 5,629.1 |
| Contracting | **5,419.1** | 6,144.2 |
| Provision of service | **3,553.2** | 4,674.1 |
| Infrastructure operations | **239.5** | 374.9 |
| Telecommunication services | **2,605.1** | 2,623.8 |
| Department store operations | **3,810.2** | 3,254.3 |
| Hotel and restaurant operations | **1,851.3** | 1,495.0 |
| Others | **468.3** | 491.7 |
| | **22,270.8** | 25,653.0 |

The Group is principally engaged in property investment and development, contracting, provision of service (including property and facilities management; transport and other services), infrastructure operations (including roads and bridges operations; container handling, logistics and warehousing services), telecommunication services, department store operations, hotel and restaurant operations and telecommunications, media and technology businesses.

## 2 Turnover and segment information (continued)

### (a) Primary reporting format — business segments (continued)

| | Property investment and development HK$m | Service HK$m | Infra-structure HK$m | Telecom-munications HK$m | Department stores HK$m | Others HK$m | Eliminations HK$m | Consolidated HK$m |
|---|---|---|---|---|---|---|---|---|
| **Year 2005** | | | | | | | | |
| External sales | 4,324.1 | 8,972.3 | 239.5 | 2,605.1 | 3,810.2 | 2,319.6 | — | 22,270.8 |
| Inter-segment sales | 190.3 | 1,067.7 | — | 52.0 | — | 39.2 | (1,349.2) | — |
| Total turnover | 4,514.4 | 10,040.0 | 239.5 | 2,657.1 | 3,810.2 | 2,358.8 | (1,349.2) | 22,270.8 |
| Segment results | 1,550.2 | (68.0) | 41.1 | 88.3 | 120.4 | 411.9 | | 2,143.9 |
| Other income/(charge) | 311.7 | — | 2,114.7 | (87.0) | (3.2) | (513.1) | | 1,823.1 |
| Unallocated corporate expenses | | | | | | | | (431.7) |
| Operating profit before financing costs and income | | | | | | | | 3,535.3 |
| Financing costs | | | | | | | | (664.3) |
| Financing income | | | | | | | | 368.8 |
| Operating profit | | | | | | | | 3,239.8 |
| Share of results of | | | | | | | | |
| Associated companies | 184.2 | 168.7 | 276.9 | — | — | (96.1) | | 533.7 |
| Jointly controlled entities | 489.6 | 290.0 | 754.5 | — | — | (42.1) | | 1,492.0 |
| Profit before taxation | | | | | | | | 5,265.5 |
| Taxation | | | | | | | | (897.6) |
| Profit after taxation | | | | | | | | 4,367.9 |
| Minority interests | | | | | | | | (1,379.8) |
| Profit attributable to shareholders | | | | | | | | 2,988.1 |
| Segment assets | 51,465.7 | 5,935.6 | 2,599.1 | 2,552.2 | 1,317.2 | 15,321.6 | | 79,191.4 |
| Associated companies | 3,773.9 | 1,355.0 | 1,142.5 | — | — | 216.1 | | 6,487.5 |
| Jointly controlled entities | 12,525.2 | 3,315.0 | 5,260.6 | — | — | 1,841.2 | | 22,942.0 |
| Deferred tax assets | | | | | | | | 264.2 |
| Cash and bank balances | | | | | | | | 12,128.7 |
| Total assets | | | | | | | | 121,013.8 |
| Segment liabilities | 5,015.7 | 3,790.2 | 397.0 | 913.9 | 829.5 | 1,503.9 | | 12,450.2 |
| Gross borrowings | | | | | | | | 28,001.7 |
| Current and deferred tax liabilities | | | | | | | | 1,983.6 |
| Total liabilities | | | | | | | | 42,435.5 |
| Capital expenditure | 138.5 | 66.8 | 23.1 | 240.8 | 94.9 | 71.2 | | 635.3 |
| Depreciation and amortisation | 73.4 | 121.9 | 83.1 | 374.7 | 95.0 | 49.6 | | 797.7 |
| Impairment charge and provision | 110.9 | — | 86.5 | — | 3.0 | 675.6 | | 876.0 |

## 2 Turnover and segment information (continued)

### (a) Primary reporting format — business segments (continued)

| | Property investment and development HK$m | Service HK$m | Infra-structure HK$m | Telecom-munications HK$m | Department stores HK$m | Others HK$m | Eliminations HK$m | Consolidated HK$m |
|---|---|---|---|---|---|---|---|---|
| **Year 2004** | | | | | | | | |
| External sales | 6,595.0 | 10,818.3 | 374.9 | 2,623.8 | 3,254.3 | 1,986.7 | — | 25,653.0 |
| Inter-segment sales | 184.8 | 1,561.9 | — | 16.6 | — | 26.5 | (1,789.8) | — |
| Total turnover | 6,779.8 | 12,380.2 | 374.9 | 2,640.4 | 3,254.3 | 2,013.2 | (1,789.8) | 25,653.0 |
| Segment results | 1,427.9 | 540.7 | 80.9 | 53.1 | 103.5 | 108.0 | | 2,314.1 |
| Other income/(charge) | 884.0 | (19.6) | 275.8 | (797.3) | (4.0) | (5,126.1) | | (4,787.2) |
| Unallocated corporate expenses | | | | | | | | (504.9) |
| Operating loss before financing costs and income | | | | | | | | (2,978.0) |
| Financing costs | | | | | | | | (1,022.7) |
| Financing income | | | | | | | | 230.4 |
| Operating loss | | | | | | | | (3,770.3) |
| Share of results of | | | | | | | | |
| Associated companies | 192.8 | 327.7 | 166.4 | — | — | (161.5) | | 525.4 |
| Jointly controlled entities | 682.0 | 289.3 | 893.7 | — | — | (49.1) | | 1,815.9 |
| Loss before taxation | | | | | | | | (1,429.0) |
| Taxation | | | | | | | | (980.2) |
| Loss after taxation | | | | | | | | (2,409.2) |
| Minority interests | | | | | | | | 1,433.0 |
| Loss attributable to shareholders | | | | | | | | (976.2) |
| Segment assets | 47,590.0 | 5,883.9 | 3,004.9 | 2,561.1 | 1,206.3 | 14,116.2 | | 74,362.4 |
| Associated companies | 3,711.0 | 1,294.4 | 428.3 | — | — | 402.2 | | 5,835.9 |
| Jointly controlled entities | 13,145.2 | 3,037.8 | 5,926.8 | — | — | 1,917.3 | | 24,027.1 |
| Deferred tax assets | | | | | | | | 286.8 |
| Cash and bank balances | | | | | | | | 6,630.0 |
| Total assets | | | | | | | | 111,142.2 |
| Segment liabilities | 3,908.2 | 3,417.0 | 474.4 | 788.5 | 754.5 | 1,894.4 | | 11,237.0 |
| Gross borrowings | | | | | | | | 30,198.5 |
| Current and deferred tax liabilities | | | | | | | | 1,504.3 |
| Total liabilities | | | | | | | | 42,939.8 |
| Capital expenditure | 501.6 | 133.9 | 13.5 | 319.1 | 180.4 | 595.1 | | 1,743.6 |
| Depreciation and amortisation | 76.4 | 297.4 | 144.7 | 459.8 | 81.6 | 57.9 | | 1,117.8 |
| Impairment charge and provision | 245.4 | 27.2 | 122.5 | 788.9 | 4.0 | 5,310.1 | | 6,498.1 |

## 2 Turnover and segment information (continued)

### (b) Secondary reporting format — geographical segment

| | Turnover HK$m | Segment assets HK$m | Capital expenditure HK$m |
|---|---|---|---|
| **Year 2005** | | | |
| Hong Kong and Southeast Asia | **15,344.8** | **57,814.4** | **405.4** |
| Mainland China | **6,926.0** | **21,330.1** | **229.9** |
| North America | — | **46.9** | — |
| | **22,270.8** | **79,191.4** | **635.3** |
| **Year 2004** | | | |
| Hong Kong and Southeast Asia | 18,253.1 | 53,537.9 | 557.6 |
| Mainland China | 7,399.9 | 20,227.5 | 1,186.0 |
| North America | — | 597.0 | — |
| | 25,653.0 | 74,362.4 | 1,743.6 |

The Group's turnover, segment assets and capital expenditure attributed to Southeast Asia comprised less than 10.0% of the Group's total turnover, segment assets and capital expenditure respectively, and have been included in the Hong Kong and Southeast Asia segment.

## 3 Other revenues

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Dividend income | | |
| Listed investments | **10.6** | 5.5 |
| Unlisted investments | **22.1** | 42.8 |
| | **32.7** | 48.3 |

## 4 Other income/(charge)

| | 2005<br>HK$m | 2004<br>HK$m |
|---|---|---|
| Amortisation of | | |
| Development costs | — | (0.4) |
| Goodwill and negative goodwill | — | (7.1) |
| Impairment loss on | | |
| Fixed assets | **(8.7)** | (1,457.1) |
| Intangible assets | **(11.8)** | (441.3) |
| Provision for | | |
| Accounts receivable | **(107.5)** | (160.9) |
| Associated companies | **(6.8)** | (150.5) |
| Properties held for sale | **(7.2)** | (137.2) |
| Jointly controlled entities | **(133.3)** | (79.2) |
| Loans to investee companies | — | (304.2) |
| Other assets | **(28.9)** | (1,024.9) |
| Other investments | **(558.8)** | (2,448.4) |
| Loss on deemed disposal of interests in subsidiaries | **(270.2)** | (49.6) |
| Premium on redemption of convertible bonds | — | (0.2) |
| (Revaluation deficit)/write back of revaluation deficit on hotel properties | **(6.2)** | 3.7 |
| Net profit/(loss) on disposal of | | |
| Associated companies | — | 0.2 |
| Jointly controlled entities | **1,112.7** | 9.3 |
| Other investments | **361.3** | (21.1) |
| Subsidiaries | **731.4** | 389.4 |
| Write down of stocks to net realisable value | **(13.0)** | (294.4) |
| Write back of impairment loss on fixed assets | — | 205.1 |
| Write back of provision for | | |
| Accounts receivable | **67.9** | — |
| Associated companies | **87.4** | — |
| Properties held for sale | **102.7** | 1,160.2 |
| Jointly controlled entities | **38.8** | 16.7 |
| Other investments | **19.9** | 4.7 |
| Insurance compensation received | **74.0** | — |
| Excess of the fair value of net assets acquired over the cost of acquisition of | | |
| Additional interest of subsidiaries | **332.5** | — |
| Subsidiaries | **46.9** | — |
| | **1,823.1** | (4,787.2) |

Other charge for the year ended 30 June 2004 included charges of HK$4,392.0 million comprising (i) impairment losses on intangible assets and fixed assets and write down of stocks to net realisable value totalling HK$1,310.0 million; and (ii) provisions for deposits for purchase of fixed assets and loans to investee companies and impairment losses on other investments totalling HK$3,082.0 million, all of which are the subject of the NWTMT Complaint (Note 35a).

## 5 Financing costs

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Interest on bank loans and overdrafts | **704.6** | 815.6 |
| Interest on finance leases | **6.0** | 15.0 |
| Interest on convertible bonds | **—** | 75.9 |
| Provision for premium on redemption of convertible bonds | **—** | 133.5 |
| Interest on loans from minority shareholders | **23.8** | 78.8 |
| Total borrowing costs incurred | **734.4** | 1,118.8 |
| Interest capitalised as cost of | | |
| Fixed assets | **(9.3)** | (11.3) |
| Properties under development | **(60.8)** | (84.8) |
| | **664.3** | 1,022.7 |

## 6 Operating profit/(loss)

Operating profit/(loss) of the Group is arrived at after crediting and charging the following:

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Crediting | | |
| Gross rental income from investment properties | **778.0** | 819.2 |
| Outgoings | **(298.8)** | (271.5) |
| | **479.2** | 547.7 |
| Charging | | |
| Auditors' remuneration | **37.4** | 32.8 |
| Cost of inventories sold | **6,713.0** | 8,351.8 |
| Depreciation | | |
| Leased fixed assets | **16.4** | 51.1 |
| Owned fixed assets | **781.3** | 1,059.2 |
| Operating lease rental expense | | |
| Land and buildings | **464.1** | 493.9 |
| Other equipment | **8.4** | 64.3 |
| Staff costs (Note 11a) | **3,034.6** | 3,622.7 |

## 7 Taxation

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Company and subsidiaries | | |
| Hong Kong profits tax | **381.5** | 473.2 |
| Overseas taxation | **40.0** | 26.6 |
| Underprovisions in prior years | **16.8** | 3.0 |
| Deferred taxation | **95.2** | 151.5 |
| | **533.5** | 654.3 |
| Associated companies | | |
| Hong Kong profits tax | **80.0** | 69.4 |
| Overseas taxation | **35.7** | 1.9 |
| Deferred taxation | **5.4** | (0.4) |
| | **121.1** | 70.9 |
| Jointly controlled entities | | |
| Hong Kong profits tax | **131.1** | 148.4 |
| Overseas taxation | **93.8** | 91.6 |
| Deferred taxation | **18.1** | 15.0 |
| | **243.0** | 255.0 |
| Taxation charge | **897.6** | 980.2 |

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated taxable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The taxation on the Group's profit/(loss) before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Profit/(loss) before taxation | **5,265.5** | (1,429.0) |
| Calculated at the rate of 17.5% (2004: 17.5%) | **921.5** | (250.1) |
| Effect of different taxation rates in other countries | **9.5** | 16.6 |
| Income not subject to taxation | **(579.1)** | (261.5) |
| Expenses not deductible for taxation purposes | **442.4** | 1,182.5 |
| Tax losses not recognised | **209.9** | 403.1 |
| Temporary differences not recognised | **(5.0)** | 98.3 |
| Tax exemption granted | **(43.0)** | (30.0) |
| Utilisation of previously unrecognised tax losses | **(122.8)** | (390.7) |
| Others | **64.2** | 212.0 |
| Taxation charge | **897.6** | 980.2 |

## 8 Profit/(loss) attributable to shareholders

Profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$1,361.2 million (2004: loss of HK$1,984.7 million).

## 9 Dividends

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Interim dividend paid of HK$0.10 (2004: HK$0.02) per share | **346.7** | 69.1 |
| Final dividend proposed of HK$0.20 (2004: HK$0.04) per share | **698.3** | 138.3 |
| | **1,045.0** | 207.4 |
| Of which the following were settled by the issue of scrip: | | |
| Interim dividend | **198.4** | — |
| Final dividend | * | 79.8 |

* Full amount has been set aside from retained profits for the 2005 proposed final dividend on the basis that all shareholders will elect to receive cash being the alternative to their entitlements to the scrip dividend.

At a meeting held on 6 October 2005, the Directors recommended a final dividend of HK$0.20 per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained profits for the year ending 30 June 2006.

## 10 Earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on profit attributable to shareholders of HK$2,988.1 million (2004: loss of HK$976.2 million) and the weighted average of 3,461.9 million (2004: 2,772.8 million) shares in issue during the year.

No diluted earnings per share is presented for the year ended 30 June 2005 as there was no dilutive instrument in issue during the year. No diluted loss per share was presented for the year ended 30 June 2004 as the conversion of the convertible bonds would not have a dilutive effect on the loss per share.

## 11 Staff costs

### (a) Staff costs (including Directors' remuneration)

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Wages, salaries and other benefits | **2,888.4** | 3,460.3 |
| Pension costs — defined benefits plans (Note bi) | **0.4** | 1.0 |
| Pension costs — defined contribution plans (Note bii) | **145.8** | 161.4 |
| | **3,034.6** | 3,622.7 |

## 11 Staff costs (continued)

### (b) Retirement benefit costs

The Group operates various retirement benefit plans for staff. The assets of the plans are administered by independent trustees and are maintained independently of the Group.

(i) *Defined benefit plans*

Defined benefit plans are valued by independent qualified actuaries annually using the projected unit credit method. Defined benefit plans are valued by Watson Wyatt Hong Kong Limited.

| | **2005** | 2004 |
|---|---|---|
| | **HK$m** | HK$m |
| The amounts recognised in the balance sheet are as follows: | | |
| Present value of funded obligations | **(73.7)** | (51.0) |
| Fair value of plan assets | **102.5** | 78.6 |
| | **28.8** | 27.6 |
| Unrecognised actuarial gains | **(9.4)** | (10.3) |
| Retirement benefit assets | **19.4** | 17.3 |
| Net expenses recognised in the profit and loss account, under administrative expenses, are as follows: | | |
| Current service cost | **3.8** | 3.1 |
| Interest cost | **3.1** | 2.2 |
| Expected return on plan assets | **(6.3)** | (4.3) |
| Net actuarial gains recognised | **(0.2)** | — |
| Total, included in staff costs (Note a) | **0.4** | 1.0 |
| Movements in the retirement benefit assets are as follows: | | |
| At the beginning of the year | **17.3** | 12.2 |
| Net expenses recognised in the profit and loss account | **(0.4)** | (1.0) |
| Contributions paid | **2.5** | 6.1 |
| At the end of the year | **19.4** | 17.3 |

The principal actuarial assumptions used were as follows:

| | **2005** | 2004 |
|---|---|---|
| Discount rate | **3.8%** | 5.3% |
| Expected rate of return on plan assets | **5.0% to 7.0%** | 7.0% |
| Expected rate of future salary increases | **3.0% to 4.0%** | 0% to 4.0% |

The Company did not operate any defined benefit plans for its employees.

## 11 Staff costs *(continued)*

### (b) Retirement benefit costs (continued)

(ii) *Defined contribution plans*

The Group operates a number of defined contribution retirement schemes in Hong Kong, namely the Occupational Retirement Schemes ("ORSO Schemes") and the Mandatory Provident Fund Schemes ("MPF Schemes"). Contributions to the ORSO Schemes are based on a percentage of employees' salaries ranging from 5.0% to 21.0%, depending upon the length of service of the employees. Commencing on 1st December 2000, newly-joined employees are compulsorily required to join the MPF Schemes. The Group's contributions to the MPF Schemes are ranging from 5.0% to 15.0% of employees' salaries depending on the length of service of the employees.

The Group also contributes to employee pension schemes established by municipal government in respect of certain subsidiaries and joint ventures in the PRC. The municipal government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group.

The amount charged to the profit and loss account in respect of these schemes was HK$145.8 million (2004: HK$161.4 million) after netting off forfeited contribution of HK$12.2 million (2004: HK$10.5 million). Forfeited contributions available at the balance sheet date to reduce future contributions amounted to HK$0.1 million (2004: HK$0.1 million).

### (c) Share options

The Company's subsidiaries, New World China Land Limited ("NWCL"), New World TMT Limited ("NWTMT"), NWS Holdings Limited ("NWSH"), and New World Mobile Holdings Limited ("NWM") operate share option schemes whereby options may be granted to eligible persons, employees and directors, to subscribe for shares of NWCL, NWTMT, NWSH and NWM respectively.

Details of share options are as follows:

| | | | Number of share options | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Grantor** | **Date of grant** | **Exercise price HK$** | **Balance at 1 July 2004** | **Granted** | **Adjusted** | **Exercised** | **Lapsed** | **Balance at 30 June 2005** | **Note** |
| NWCL | 5 February 2001 to 18 January 2005 | 0.912 to 2.910 | 46,123,200 | 1,379,600 | 44,624,100 | (24,092,000) | (2,168,400) | 65,866,500 | (i) |
| NWTMT | 18 November 1998 to 23 September 1999 | 10.200 to 12.000 | 1,200,000 | — | — | — | (1,200,000) | — | (ii) |
| NWSH | 11 May 1999 to 21 July 2003 | 3.719 to 6.930 | 30,765,338 | — | 442,723 | (14,875,728) | (1,352,677) | 14,979,656 | (iii) |
| NWM | 8 February 2002 to 8 April 2005 | 1.260 to 2.440 | 20,000,000 | 2,994,000 | — | — | (19,800,000) | 3,194,000 | (iv) |

(i) Divided into 5 tranches and exercisable during a period of 5 years commencing on the expiry of 1 month after the dates of each grant when the offers of share options were accepted.

(ii) The share options are exercisable on or before 1 June 2005.

(iii) The share options are exercisable on or before 20 July 2008.

(iv) The share options are exercisable on or before 31 December 2010.

## 12 Emoluments of Directors and five highest paid individuals

Details of the emoluments paid (excluding benefits-in-kind of share options as defined below) to the Directors are as follows:

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Fees | **3.9** | 1.8 |
| Salaries and other emoluments | **18.0** | 22.9 |
| Contributions to retirement benefit schemes | **1.3** | 1.7 |
| | **23.2** | 26.4 |

The five individuals whose emoluments (excluding benefits-in-kind of share options) were the highest in the Group for the year include one Director (2004: two Directors) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2004: three) individuals during the year are as follows:

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Salaries and other emoluments | **9.7** | 14.9 |
| Contributions to retirement benefit schemes | **0.7** | 0.6 |
| | **10.4** | 15.5 |

Fees above include HK$1.2 million (2004: HK$0.3 million) paid to Independent Non-executive Directors. There were no other emoluments paid to Independent Non-executive Directors.

In addition to the above, benefits-in-kind of 3.4 million (2004: 3.0 million) share options under the share option scheme of NWSH ("NWSH Share Option") and 2.3 million (2004: nil) share options under the share option scheme of NWCL ("NWCL Share Option") were exercised during the year by certain Directors of the Company and the four (2004: three) highest paid individuals. The aggregate difference between the exercise price and the market price of total share options exercised at the dates of exercise for the Directors and the four (2004: three) highest paid individuals were HK$8.8 million and HK$14.2 million (2004: HK$11.9 million and nil) and HK$2.2 million and HK$0.1 million (2004: HK$9.7 million and nil) for NWSH Share Option and NWCL Share Option respectively.

## 12 Emoluments of Directors and five highest paid individuals (continued)

Details of the emoluments paid to the Directors (including benefits-in-kind of share options) are as follows:

| Name of Directors | Fees HK$m | Basic salaries, allowance and benefits-in-kind HK$m | Bonus HK$m | Provident fund contributions HK$m | Share options benefits HK$m | 2005 Total HK$m | 2004 Total HK$m |
|---|---|---|---|---|---|---|---|
| Dr. Cheng Yu-Tung | 0.3 | — | — | — | — | 0.3 | 0.1 |
| Dr. Cheng Kar-Shun, Henry | 0.7 | 8.3 | 0.6 | 0.5 | 7.2 | 17.3 | 18.6 |
| The Honourable Lee Quo-Wei# | — | — | — | — | — | — | 0.1 |
| Lord Sandberg, Michael | 0.3 | — | — | — | — | 0.3 | 0.1 |
| Dr. Ho Tim# | — | — | — | — | — | — | 0.1 |
| Dr. Sin Wai-Kin, David | 0.2 | — | — | — | — | 0.2 | 0.1 |
| Mr. Cheng Yue-Pui | 0.2 | — | — | — | — | 0.2 | 0.1 |
| Mr. Liang Chong-Hou, David | 0.2 | — | — | — | — | 0.2 | 0.1 |
| Mr. Yeung Ping-Leung, Howard | 0.2 | — | — | — | — | 0.2 | 0.1 |
| Dr. Cha Mou-Sing, Payson | 0.3 | — | — | — | — | 0.3 | 0.1 |
| Mr. Cheng Kar-Shing, Peter | 0.2 | 2.3 | 0.2 | 0.2 | 2.3 | 5.2 | 4.3 |
| Mr. Leung Chi-Kin, Stewart | 0.3 | 3.3 | 0.3 | 0.3 | 0.8 | 5.0 | 4.0 |
| Mr. Chow Kwai-Cheung | 0.2 | 2.8 | 0.2 | 0.3 | 0.7 | 4.2 | 3.1 |
| Mr. Chan Kam-Ling# | — | — | — | — | — | — | 7.4 |
| Mr. Ho Hau-Hay, Hamilton | 0.2 | — | — | — | — | 0.2 | — |
| Mr. Lee Luen-Wai, John | 0.4 | — | — | — | — | 0.4 | — |
| Mr. Liang Cheung-Biu, Thomas | 0.2 | — | — | — | — | 0.2 | — |
| Total 2005 | 3.9 | 16.7 | 1.3 | 1.3 | 11.0 | 34.2 | |
| Total 2004 | 1.8 | 19.3 | 3.6 | 1.7 | 11.9 | | 38.3 |

# Resigned on 30 August 2004

The emoluments paid to the individuals fell within the following bands:

| | Number of highest paid individuals 2005 | 2004 |
|---|---|---|
| Emolument band (HK$) | | |
| 5,000,001 – 5,500,000 | 1 | 1 |
| 6,500,001 – 7,000,000 | 1 | 1 |
| 7,500,001 – 8,000,000 | 2 | — |
| 8,000,001 – 8,500,000 | — | 1 |
| | 4 | 3 |

## 13 Intangible assets

| | Group | | | | |
|---|---|---|---|---|---|
| | Goodwill HK$m | Negative goodwill HK$m | Licences and software HK$m | Development costs HK$m | Total HK$m |
| Cost | | | | | |
| At 1 July 2004, as previously reported | 187.0 | (60.9) | 401.2 | 5.8 | 533.1 |
| Elimination | (59.6) | 7.4 | — | — | (52.2) |
| Derecognition | — | 53.5 | — | — | 53.5 |
| At 1 July 2004, as adjusted | 127.4 | — | 401.2 | 5.8 | 534.4 |
| Partial disposal of subsidiaries | (45.3) | — | — | (1.3) | (46.6) |
| Acquisition of additional interest in subsidiaries | 35.8 | — | — | — | 35.8 |
| At 30 June 2005 | 117.9 | — | 401.2 | 4.5 | 523.6 |
| Accumulated amortisation and impairment | | | | | |
| At 1 July 2004, as previously reported | 59.6 | (7.4) | 401.2 | 0.4 | 453.8 |
| Elimination | (59.6) | 7.4 | — | — | (52.2) |
| At 1 July 2004, as adjusted | — | — | 401.2 | 0.4 | 401.6 |
| Impairment | 7.7 | — | — | 4.1 | 11.8 |
| At 30 June 2005 | 7.7 | — | 401.2 | 4.5 | 413.4 |
| Net book amount | | | | | |
| At 30 June 2005 | **110.2** | **—** | **—** | **—** | **110.2** |

## 13 Intangible assets (continued)

| | Group | | | | |
|---|---|---|---|---|---|
| | Goodwill HK$m | Negative goodwill HK$m | Licences and software HK$m | Development costs HK$m | Total HK$m |
| Cost | | | | | |
| At 1 July 2003 | 156.2 | (30.2) | 401.2 | — | 527.2 |
| Acquisition of subsidiaries | 30.8 | (0.8) | — | 5.8 | 35.8 |
| Acquisition of additional interest in a subsidiary | — | (29.9) | — | — | (29.9) |
| At 30 June 2004 | 187.0 | (60.9) | 401.2 | 5.8 | 533.1 |
| Accumulated amortisation and impairment | | | | | |
| At 1 July 2003 | 18.1 | (4.2) | — | — | 13.9 |
| Amortisation | 10.3 | (3.2) | — | 0.4 | 7.5 |
| Impairment | 31.2 | — | 401.2 | — | 432.4 |
| At 30 June 2004 | 59.6 | (7.4) | 401.2 | 0.4 | 453.8 |
| Net book amount | | | | | |
| At 30 June 2004 | 127.4 | (53.5) | — | 5.4 | 79.3 |

Licences and software were purchased from PrediWave Corporation ("PrediWave") and are relating to billing system for PrediWave's interactive television, video-on-demand and other digital broadcasting and related Technology, which are the subject of the NWTMT Complaint (Note 35a). As a result of the NWTMT Complaint, the directors of NWTMT decided to discontinue the use of the Technology in launching the interactive television services in the PRC, and accordingly, a full impairment charge of HK$401.2 million was made against these assets during the year ended 30 June 2004.

Goodwill is allocated to the Group's cash-generating units identified according to country of operation and business segment. The recoverable amount of the business unit is determined based on value-in-use calculations. The key assumptions used in the value-in-use calculations are based on management's best estimates of growth rates and discount rates.

A segment-level summary of the goodwill allocation is presented below:

| | Group | | | | | |
|---|---|---|---|---|---|---|
| | **2005** | | | 2004 | | |
| | **Hong Kong and Southeast Asia HK$m** | **Mainland China HK$m** | **Total HK$m** | Hong Kong and Southeast Asia HK$m | Mainland China HK$m | Total HK$m |
| Property investment and development | — | — | — | 7.2 | — | 7.2 |
| Service | **39.3** | — | **39.3** | 16.1 | — | 16.1 |
| Telecommunications | **56.0** | — | **56.0** | 101.4 | — | 101.4 |
| Others | — | **14.9** | **14.9** | — | 2.7 | 2.7 |
| | **95.3** | **14.9** | **110.2** | 124.7 | 2.7 | 127.4 |

## 14 Fixed assets

| | Group | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Investment properties HK$m | Hotel properties HK$m | Land and buildings HK$m | Toll roads, bridges and port facilities HK$m | Telecom-munication equipment and systems HK$m | Other assets HK$m | Assets under construction HK$m | Total HK$m |
| Cost or valuation | | | | | | | | |
| At 1 July 2004 | 17,492.7 | 8,192.0 | 3,376.0 | 2,364.3 | 4,369.4 | 3,739.1 | 757.9 | 40,291.4 |
| Translation difference | — | — | (0.2) | — | — | (0.9) | — | (1.1) |
| Disposal of subsidiaries | — | — | — | (202.4) | — | (8.2) | — | (210.6) |
| Additions | 61.5 | 20.8 | 5.5 | — | 224.9 | 211.5 | 111.1 | 635.3 |
| Reclassification | 295.1 | — | 13.6 | — | — | 1.9 | (310.6) | — |
| Transfer from properties held for sale/deposits | 53.7 | — | — | — | — | — | 936.8 | 990.5 |
| Transfer to properties held for sale | (228.1) | — | — | — | — | — | — | (228.1) |
| Disposals | (71.3) | — | (49.0) | — | (5.3) | (323.7) | (17.7) | (467.0) |
| Revaluation | 3,219.6 | 1,119.9 | — | — | — | — | — | 4,339.5 |
| At 30 June 2005 | 20,823.2 | 9,332.7 | 3,345.9 | 2,161.9 | 4,589.0 | 3,619.7 | 1,477.5 | 45,349.9 |
| Accumulated depreciation and impairment | | | | | | | | |
| At 1 July 2004 | — | — | 809.2 | 358.6 | 2,704.8 | 2,513.7 | 7.5 | 6,393.8 |
| Translation difference | — | — | — | — | — | (0.6) | — | (0.6) |
| Disposal of subsidiaries | — | — | — | (38.0) | — | (3.6) | — | (41.6) |
| Depreciation | — | — | 80.6 | 76.8 | 373.0 | 267.3 | — | 797.7 |
| Impairment | — | — | 4.4 | — | — | 3.0 | 1.3 | 8.7 |
| Write back on disposals | — | — | (10.9) | — | (2.9) | (258.3) | — | (272.1) |
| At 30 June 2005 | — | — | 883.3 | 397.4 | 3,074.9 | 2,521.5 | 8.8 | 6,885.9 |
| Net book value | | | | | | | | |
| At 30 June 2005 | **20,823.2** | **9,332.7** | **2,462.6** | **1,764.5** | **1,514.1** | **1,098.2** | **1,468.7** | **38,464.0** |
| At 30 June 2004 | 17,492.7 | 8,192.0 | 2,566.8 | 2,005.7 | 1,664.6 | 1,225.4 | 750.4 | 33,897.6 |

| | Company | | | |
|---|---|---|---|---|
| | Investment properties HK$m | Land and buildings HK$m | Other assets HK$m | Total HK$m |
| Cost or valuation | | | | |
| At 1 July 2004 | 27.5 | 0.7 | 3.3 | 31.5 |
| Revaluation | 5.6 | — | — | 5.6 |
| At 30 June 2005 | 33.1 | 0.7 | 3.3 | 37.1 |
| Accumulated depreciation | | | | |
| At 1 July 2004 | — | 0.6 | 3.3 | 3.9 |
| Charge for the year | — | — | — | — |
| At 30 June 2005 | — | 0.6 | 3.3 | 3.9 |
| Net book value | | | | |
| At 30 June 2005 | **33.1** | **0.1** | **—** | **33.2** |
| At 30 June 2004 | 27.5 | 0.1 | — | 27.6 |

## 14 Fixed assets (continued)

Cost or valuation of properties was made up as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m |
| **Professional valuation** | | | | |
| Investment properties | | | | |
| Hong Kong long term leases | **8,100.5** | 6,752.9 | **33.1** | 27.5 |
| Hong Kong medium term leases | **9,899.9** | 8,056.2 | **—** | — |
| Overseas long term leases | **49.6** | 384.2 | **—** | — |
| Overseas medium term leases | **2,773.2** | 2,299.4 | **—** | — |
| | **20,823.2** | 17,492.7 | **33.1** | 27.5 |
| Hotel properties | | | | |
| Hong Kong long term leases | **6,450.0** | 5,580.0 | **—** | — |
| Hong Kong medium term leases | **1,809.2** | 1,602.2 | **—** | — |
| Overseas medium term leases | **1,073.5** | 1,009.8 | **—** | — |
| | **9,332.7** | 8,192.0 | **—** | — |
| **At cost** | | | | |
| Land and buildings | | | | |
| Hong Kong long term leases (Note a) | **933.2** | 947.6 | **0.7** | 0.7 |
| Hong Kong medium term leases | **874.7** | 883.4 | **—** | — |
| Overseas long term leases | **42.9** | 51.6 | **—** | — |
| Overseas medium term leases (Note a) | **1,469.2** | 1,461.7 | **—** | — |
| Overseas short term leases | **23.9** | 29.7 | **—** | — |
| Overseas freehold | **2.0** | 2.0 | **—** | — |
| | **3,345.9** | 3,376.0 | **0.7** | 0.7 |
| | **33,501.8** | 29,060.7 | **33.8** | 28.2 |

(a) The Group's land and buildings include properties transferred from investment properties at carrying value of HK$985.0 million based on professional valuations at dates of transfer.

(b) The investment properties and hotel properties were revalued on 30 June 2005 on an open market value basis by Chesterton Petty Limited and Vigers Hong Kong Limited, independent professional property valuers. Toll roads, bridges and port facilities, telecommunication equipment and systems, assets under construction and other assets comprising plant, machinery, equipment, terminal equipment, furniture, fixtures, interactive television network and equipment and motor vehicles are stated at cost.

(c) The aggregate net book value of assets pledged as securities for loans amounts to HK$15,815.1 million (2004: HK$13,122.1 million).

(d) The net book value of fixed assets includes telecommunication equipment and systems and other assets, which are held under finance leases amounting to HK$298.5 million (2004: HK$304.9 million) and HK$0.1 million (2004: HK$0.6 million) respectively.

(e) Other assets include an amount of HK$619.2 million representing interactive television network system and equipment purchased from PrediWave, which are the subject of the NWTMT Complaint (Note 35a). As a result of the NWTMT Complaint, the Directors decided to discontinue the use of the Technology launching the interactive television services in the PRC, and accordingly, a full impairment charge was made against these assets during the year ended 30 June 2004.

## 15 Subsidiaries

| | 2005<br>HK$m | 2004<br>HK$m |
|---|---|---|
| Unlisted shares | | |
| At cost | **4,837.9** | 4,893.1 |
| At Directors' valuation in 1972 | **72.0** | 72.0 |
| Provision for impairment losses | **(552.7)** | (567.1) |
| | **4,357.2** | 4,398.0 |
| Listed shares in Hong Kong, at cost | **20,811.9** | 16,461.6 |
| | **25,169.1** | 20,859.6 |
| Amounts receivable less provision | **35,294.9** | 38,254.5 |
| | **60,464.0** | 59,114.1 |
| Amounts payable | **(21,651.9)** | (21,591.4) |
| | **38,812.1** | 37,522.7 |
| Market value of listed shares | **10,919.8** | 6,426.1 |

Details of principal subsidiaries are given in Note 38.

## 16 Associated companies

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Group's share of net assets | | | | |
| Listed shares in Hong Kong | **865.3** | 810.4 | **—** | — |
| Unlisted shares | **2,683.1** | 2,123.0 | **1.6** | 6.8 |
| | **3,548.4** | 2,933.4 | **1.6** | 6.8 |
| *Negative goodwill* | **—** | (83.1) | **—** | — |
| Goodwill | **103.5** | 29.3 | **—** | — |
| | **103.5** | (53.8) | **—** | — |
| Amounts receivable less provision (Note a) | **3,116.2** | 3,397.1 | **18.4** | 399.9 |
| Amounts payable (Note b) | **(280.6)** | (440.8) | **(35.6)** | (21.3) |
| | **2,835.6** | 2,956.3 | **(17.2)** | 378.6 |
| | **6,487.5** | 5,835.9 | **(15.6)** | 385.4 |
| Market value of listed shares | **472.3** | 436.6 | **—** | — |

(a) Amounts receivable are analysed as follows:

| | **2005** | 2004 |
|---|---|---|
| | **HK$m** | HK$m |
| Interest bearing | | |
| Fixed rates (Note i) | **344.5** | 311.5 |
| Variable rates (Note ii) | **20.2** | 59.5 |
| Non-interest bearing (Note iii) | **2,751.5** | 3,026.1 |
| | **3,116.2** | 3,397.1 |

(i) Fixed rates represent interest rates ranging from 5.8% to 8.0% (2004: 5.8% to 8.0%) per annum.

(ii) Variable rates represent interest rates at Hong Kong prime rate per annum (2004: 0.6% above 3-month Hong Kong Inter-Bank Offered Rate ("HIBOR") to Hong Kong prime rate per annum).

(iii) The balance included amounts totalling HK$18.4 million (2004: HK$399.9 million) due to the Company.

The amounts are unsecured and have no fixed terms of repayment.

(b) The amounts payable are unsecured, interest free and have no fixed terms of repayment.

(c) Details of principal associated companies are given in Note 39.

## 17 Jointly controlled entities

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Equity joint ventures | | | | |
| Group's share of net assets | **571.1** | 1,085.3 | **—** | — |
| Goodwill on acquisition | **2.2** | 2.2 | **—** | — |
| Amounts receivable less provision (Note a) | **218.9** | 197.5 | **—** | — |
| Amounts payable (Note b) | **(82.3)** | (79.8) | **(5.7)** | (5.8) |
| | **709.9** | 1,205.2 | **(5.7)** | (5.8) |
| Co-operative joint ventures (Note c) | | | | |
| Cost of investment less provision | **5,573.3** | 5,517.4 | **—** | — |
| Goodwill on acquisition | **15.9** | 15.9 | **—** | — |
| Share of undistributed post-acquisition results | **(60.9)** | (316.0) | **—** | — |
| Amounts receivable less provision (Note a) | **8,620.0** | 8,778.0 | **—** | — |
| Amounts payable (Note b) | **(288.3)** | (113.0) | **—** | — |
| | **13,860.0** | 13,882.3 | **—** | — |
| Companies limited by shares | | | | |
| Group's share of net assets | **3,175.9** | 2,807.1 | **—** | — |
| Goodwill on acquisition | **132.5** | 264.1 | **—** | — |
| Subordinated loans (Note a) | **306.9** | 455.7 | **—** | — |
| Amounts receivable (Note a) | **4,854.9** | 5,629.4 | **192.7** | 105.0 |
| Amounts payable (Note b) | **(589.9)** | (698.6) | **—** | — |
| | **7,880.3** | 8,457.7 | **192.7** | 105.0 |
| Deposits paid for joint ventures (Note c) | **491.8** | 481.9 | **—** | — |
| | **22,942.0** | 24,027.1 | **187.0** | 99.2 |

## 17 Jointly controlled entities (continued)

(a) Subordinated loans and amounts receivable are analysed as follows:

| | Subordinated loans | | Amounts receivable | |
|---|---|---|---|---|
| | **2005** **HK$m** | 2004 HK$m | **2005** **HK$m** | 2004 HK$m |
| Interest bearing | | | | |
| Fixed rates (Note i) | **—** | 19.0 | **5,636.8** | 6,491.5 |
| Variable rates (Note ii) | **—** | — | **1,438.9** | 1,535.7 |
| Non-interest bearing (Note iii) | **306.9** | 436.7 | **6,618.1** | 6,577.7 |
| | **306.9** | 455.7 | **13,693.8** | 14,604.9 |

(i) Fixed rates represent interest rates ranging from 2.0% to 12.0% (2004: 2.0% to 14.0%) per annum.

(ii) Variable rates represent interest rates ranging from 3-month HIBOR to 1.5% above the HIBOR (2004: 3-month HIBOR to 2.0% above the Hong Kong prime rate) per annum.

(iii) The amounts include HK$192.7 million (2004: HK$105.0 million) due to the Company.

The repayment terms of the amounts receivable are specified in the relevant joint venture agreements.

(b) The amounts payable are unsecured, interest free and have no fixed terms of repayment.

(c) This represents advances paid in respect of proposed joint ventures for which the jointly controlled entities have not yet been established as at the balance sheet date and only preliminary agreements have been signed. Upon the completion of the relevant joint venture contracts and the establishment of the respective jointly controlled entities, the relevant amounts will be reclassified to investments in joint ventures.

(d) Particulars of principal jointly controlled entities are given in Note 40.

## 18 Other investments

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Equity securities | | | | |
| Unlisted shares, at fair value (Notes a and b) | **770.5** | 994.2 | **47.2** | 22.6 |
| Listed shares, at market value | | | | |
| Hong Kong | **353.4** | 317.7 | **—** | — |
| Overseas | **270.0** | 274.9 | **—** | — |
| | **1,393.9** | 1,586.8 | **47.2** | 22.6 |
| Debt securities | | | | |
| Unlisted debentures and convertible bonds, at fair value | **127.3** | 130.7 | **—** | — |
| Investments in joint property development projects | | | | |
| At cost less provision and amortisation (Note c) | **1,808.4** | 1,712.0 | — | — |
| Loans to investee companies (Note d) | **304.2** | 304.2 | **—** | — |
| Provision (Note d) | **(304.2)** | (304.2) | — | — |
| | **—** | — | — | — |
| | **3,329.6** | 3,429.5 | **47.2** | 22.6 |

(a) Unlisted equity securities include the equity investments in PrediWave and certain former associated companies of the Group (collectively the "PrediWave Companies"), which are the subject of the NWTMT Compliant (Note 35a). Since the Directors are of the opinion that the Group is no longer able to effectively exercise significant influence over the financial and operating decisions of these companies, they were reclassified from associated companies to other investments for the year ended 30 June 2004 and a full impairment provision of HK$1,933.9 million was then made against these assets.

(b) Unlisted equity securities also include an unlisted investment in Intellambda Systems Inc. ("Intellambda"), a company engaged in developing optical transport and switching platforms and providing the optical networking solutions for carriers planning on building or upgrading their metro and regional infrastructures. In assessing the carrying value of the investment in Intellambda, the Directors have taken into account the latest financial information of Intellambda, advice received from industry expert, future funding requirements for Intellambda and expected returns from launching its products. Based on the above, a full provision of approximately HK$376.9 million was made against this investment during the year ended 30 June 2005.

(c) The aggregate carrying value of investments in joint property development projects pledged as securities for loans amounted to HK$1,026.2 million (2004: HK$1,053.8 million).

(d) A full provision was made against the loans to the PrediWave Companies which are the subject of the NWTMT Complaint (Note 35a) during the year ended 30 June 2004.

## 19 Other assets

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Long term receivables (Note a) | **1,907.5** | 2,020.8 | **—** | — |
| Deposits for proposed investments (Note b) | **1,569.2** | 1,613.8 | **—** | — |
| Deposits for purchase of fixed assets (Note c) | **—** | — | **—** | — |
| Retirement benefit assets (Note 11bi) | **19.4** | 17.3 | **—** | — |
| | **3,496.1** | 3,651.9 | **—** | — |
| Current portion included in current assets | **(2,475.5)** | (827.7) | **—** | — |
| | **1,020.6** | 2,824.2 | **—** | — |

### (a) Long term receivables

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Accounts receivable | **1,646.2** | 1,673.9 | **—** | — |
| Other loans | **261.3** | 346.9 | **—** | — |
| | **1,907.5** | 2,020.8 | **—** | — |
| Current portion included in current assets | **(944.3)** | (827.7) | **—** | — |
| | **963.2** | 1,193.1 | **—** | — |

Accounts receivable include a loan of HK$600.0 million (2004: HK$600.0 million) due from a third party which is unsecured and bears interest at 3.0% (2004: 3.0%) per annum. The loan, together with the refund of deposits from the withdrawal of proposed investment in the Network (Note b), is fully repayable by 30 November 2005.

### (b) Deposits for proposed investments

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Cost less provision | | | | |
| Deposits for the Network | **1,531.2** | 1,531.2 | **—** | — |
| Others | **38.0** | 82.6 | **—** | — |
| | **1,569.2** | 1,613.8 | **—** | — |
| Current portion included in current assets | **(1,531.2)** | — | **—** | — |
| | **38.0** | 1,613.8 | **—** | — |

In 2002, NWTMT entered into an option agreement (the "Option Agreement") with a PRC entity for the acquisition (the "Acquisition") of an interest in a fibre optic backbone network (the "Network") in the PRC, and subject to certain conditions as stipulated in the Option Agreement, NWTMT is entitled to acquire up to 70.0% interest in the Network within 2 years from the date of the Option Agreement at a consideration of approximately HK$2,563.0 million.

## 19 Other assets (continued)

### (b) Deposits for proposed investments (continued)

NWTMT had paid approximately HK$1,531.2 million (2004: HK$1,531.2 million) as deposits for the Network. On 23 June 2004, NWTMT requested to withdraw from the Acquisition and the counterparties agreed on 3 September 2004 that deposits for the Network, loans and other amounts owing to NWTMT totalling HK$2,160.0 million together with interest would be fully repaid to NWTMT by 30 November 2004. As of June 2005, these amounts remained outstanding and unpaid. Pursuant to the agreement on extension of repayment entered into between NWTMT and the counterparties, the counterparties agreed to (i) repay deposits paid for the Network, loans and other amounts owing to NWTMT totalling HK$2,160.0 million together with interest by 30 November 2005; (ii) pledge the 70.0% interest in the Network as a security to secure their repayment; and (iii) allow the Group to retain its option to re-enter the project if the repayment was not made in accordance with the agreement.

Having considered the legal advice from the Group's legal counsel, valuation of the Network performed by an independent professional valuer, the security obtained and the option available to the Group to re-enter the project, the Directors are of the view that the deposits paid for the Network, loans and other amounts owing to the Group are fully recoverable.

### (c) Deposits for purchase of fixed assets

The Group made deposits to PrediWave for purchase of interactive television network system and equipment which is the subject of the NWTMT Complaint (Note 35a). A full provision of HK$843.9 million was made against these assets during the year ended 30 June 2004.

## 20 Properties held for sale

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Properties under development, at cost less provision | **14,259.6** | 13,325.1 | — | — |
| Completed properties, at cost less provision | **2,507.8** | 2,979.1 | — | — |
| Joint property development projects, at cost less provision | **7,807.7** | 6,879.9 | **690.0** | 547.5 |
| | **24,575.1** | 23,184.1 | **690.0** | 547.5 |

The aggregate carrying value of properties held for sale pledged as securities for loans amounted to HK$2,232.7 million (2004: HK$3,055.1 million).

## 21 Stocks

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Raw materials | **32.2** | 88.2 | — | — |
| Work-in-progress | **53.6** | 1.8 | — | — |
| Finished goods | **113.9** | 98.2 | — | — |
| Merchandise | **94.6** | 93.5 | — | — |
| | **294.3** | 281.7 | — | — |

The amount of stocks carried at net realisable value amounted to HK$84.1 million (2004: HK$93.7 million).

Raw materials include an amount of HK$11.3 million (2004: HK$62.1 million) which represents parts for production of interactive television equipment. These stocks are the subject of the NWTMT Complaint (Note 35a).

## 22 Debtors and prepayments

(a) Debtors and prepayments include retention receivable for contracts in progress amounting to HK$683.3 million (2004: HK$716.6 million).

(b) Debtors and prepayments also include trade debtors, amounts advanced to investee companies, deposits and prepayments. The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sales proceeds receivable from sale of properties and retention money receivables in respect of construction and engineering services are settled in accordance with the terms of respective contracts. Ageing analysis of trade debtors of the Group is as follows:

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Current to 30 days | **3,783.2** | 5,019.4 |
| 31 to 60 days | **240.8** | 283.5 |
| Over 60 days | **1,275.6** | 1,509.2 |
| | **5,299.6** | 6,812.1 |

## 23 Cash and bank balances

Restricted bank balances are funds which are pledged to secure certain short term loans and long term loans.

## 24 Creditors and accrued charges

(a) Creditors and accrued charges include advances received from customers for contracts in progress amounting to HK$50.3 million (2004: HK$39.1 million).

(b) Ageing analysis of trade creditors of the Group is as follows:

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Current to 30 days | **3,921.7** | 3,418.5 |
| 31 to 60 days | **320.8** | 280.7 |
| Over 60 days | **1,304.6** | 1,657.5 |
| | **5,547.1** | 5,356.7 |

## 25 Contracts in progress

| | Group | | Company | |
|---|---|---|---|---|
| | 2005 HK$m | 2004 HK$m | 2005 HK$m | 2004 HK$m |
| Contract costs incurred plus attributable profits less foreseeable losses | **10,990.1** | 14,267.1 | — | — |
| Progress payments received and receivable | **(11,029.9)** | (14,498.1) | — | — |
| | **(39.8)** | (231.0) | — | — |
| Representing: | | | | |
| Gross amount due from customers for contract work | **297.6** | 268.4 | — | — |
| Gross amount due to customers for contract work | **(337.4)** | (499.4) | — | — |
| | **(39.8)** | (231.0) | — | — |

## 26 Long term liabilities

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m |
| Bank loans | | | | |
| Secured | **10,491.9** | 9,861.8 | **—** | — |
| Unsecured | **11,894.4** | 13,986.5 | **—** | — |
| Obligations under finance leases wholly payable within five years (Note a) | **38.5** | 109.1 | **—** | — |
| | **22,424.8** | 23,957.4 | **—** | — |
| Convertible bonds (Note b) | **1,350.0** | 1,350.0 | **—** | — |
| Loans from minority shareholders (Note c) | **1,809.3** | 1,955.2 | **—** | — |
| Deferred income | **524.0** | 478.7 | **—** | — |
| Provision for long service payments | **64.9** | 87.7 | **—** | — |
| Long term accounts payable | **376.8** | 86.0 | **—** | 86.0 |
| | **26,549.8** | 27,915.0 | **—** | 86.0 |
| Current portion included in current liabilities | **(11,847.8)** | (6,046.0) | **—** | (86.0) |
| | **14,702.0** | 21,869.0 | **—** | — |

Maturity of long term borrowings is as follows:

| | Group | | | |
|---|---|---|---|---|
| | **Secured bank loans HK$m** | **Unsecured bank loans HK$m** | **Obligations under finance leases HK$m** | **Total HK$m** |
| **Year 2005** | | | | |
| Within one year | **3,580.7** | **8,103.1** | **34.7** | **11,718.5** |
| In the second year | **2,337.9** | **1,955.7** | **3.8** | **4,297.4** |
| In the third to fifth year | **4,408.9** | **1,807.5** | **—** | **6,216.4** |
| After the fifth year | **164.4** | **28.1** | **—** | **192.5** |
| | **10,491.9** | **11,894.4** | **38.5** | **22,424.8** |
| **Year 2004** | | | | |
| Within one year | 3,941.2 | 1,950.8 | 67.9 | 5,959.9 |
| In the second year | 3,443.7 | 3,524.8 | 37.9 | 7,006.4 |
| In the third to fifth year | 2,226.0 | 8,501.5 | 3.3 | 10,730.8 |
| After the fifth year | 250.9 | 9.4 | — | 260.3 |
| | 9,861.8 | 13,986.5 | 109.1 | 23,957.4 |

## 26 Long term liabilities (continued)

### (a) Finance lease obligations — minimum lease payments

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$m** | HK$m |
| Within one year | **35.3** | 69.9 |
| In the second year | **3.9** | 38.5 |
| In the third to fifth year | **—** | 3.3 |
| | **39.2** | 111.7 |
| Future finance charges on finance leases | **(0.7)** | (2.6) |
| Present value of finance lease liabilities | **38.5** | 109.1 |

### (b) Convertible bonds

On 26 April 2004, a subsidiary of the Group issued zero coupon guaranteed convertible bonds in the aggregate amount of HK$1,350.0 million, which are convertible into fully paid shares with par value of HK$1.00 each of NWSH.

The bonds, guaranteed by NWSH, are convertible into the shares of NWSH at a conversion price of HK$13.63 per share, subject to adjustment, at any time on and after 27 May 2004 up to 11 April 2009. The bonds are redeemable by the issuer from 26 October 2005 and prior to 25 April 2009. Moreover, the bondholders shall have the right to redeem all or some of the bonds held by them on 26 April 2006 at 99.0% of the principal amount. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date on 26 April 2009 at 97.53% of the principal amount.

### (c) Loans from minority shareholders

The loans from minority shareholders include loans of HK$234.1 million (2004: HK$232.6 million) which are unsecured, carry interest at fixed rates ranging from 5.0% to 10.0% (2004: 5.0% to 15.0%) per annum and have repayment terms specified in the relevant agreements; and a loan of HK$137.4 million (2004: loans of $134.9 million) which bore interest at 1.0% above 1-month HIBOR (2004: 3.0% above 1-month HIBOR to 1.0% below Hong Kong prime rate) per annum up to 29 October 2004. The remaining loans are unsecured, interest free and have no specific repayment terms.

## 27 Deferred taxation

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$m** | HK$m |
| At the beginning of the year | **635.8** | 688.8 |
| Translation differences | **(0.1)** | 0.3 |
| Disposal and deconsolidation of subsidiaries | **(5.3)** | (204.4) |
| Deferred taxation charged to profit and loss account (Note 7) | **95.2** | 151.5 |
| Deferred taxation charged/(credited) to asset revaluation reserve | **47.9** | (0.4) |
| Acquisition of subsidiaries | **83.7** | — |
| At the end of the year | **857.2** | 635.8 |

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2004: 17.5%).

## 27 Deferred taxation (continued)

The movement in deferred tax assets and liabilities of the Group (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

**Deferred tax liabilities**

| | Accelerated tax depreciation | | Revaluation of properties | | Income from sales of properties | | Fair value adjustments on properties | | Other items | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m |
| At the beginning of the year | **(935.7)** | (1,250.7) | **(97.6)** | (98.0) | **(38.7)** | (4.5) | **(75.7)** | (72.7) | **(8.5)** | (3.1) | **(1,156.2)** | (1,429.0) |
| Translation differences | **—** | — | **—** | — | **—** | — | **—** | — | **0.1** | (0.1) | **0.1** | (0.1) |
| Disposal and deconsolidation of subsidiaries | **5.3** | 287.5 | **—** | — | **—** | — | **—** | — | **—** | — | **5.3** | 287.5 |
| (Charged)/credited to profit and loss account | **(37.8)** | 27.5 | **—** | — | **(42.1)** | (34.2) | **12.6** | (3.0) | **(2.9)** | (5.3) | **(70.2)** | (15.0) |
| (Charged)/credited to asset revaluation reserve | **—** | — | **(47.9)** | 0.4 | **—** | — | **—** | — | **—** | — | **(47.9)** | 0.4 |
| Acquisition of subsidiaries | **—** | — | **—** | — | **—** | — | **(83.7)** | — | **—** | — | **(83.7)** | — |
| At the end of the year | **(968.2)** | (935.7) | **(145.5)** | (97.6) | **(80.8)** | (38.7) | **(146.8)** | (75.7) | **(11.3)** | (8.5) | **(1,352.6)** | (1,156.2) |

**Deferred tax assets**

| | Provisions | | Accelerated accounting depreciation | | Tax losses | | Unrealised intra-group profit | | Other items | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m |
| At the beginning of the year | **12.2** | 24.0 | **6.2** | 11.2 | **437.5** | 645.9 | **58.0** | 56.8 | **6.5** | 2.3 | **520.4** | 740.2 |
| Translation differences | **—** | — | **—** | — | **—** | (0.2) | **—** | — | **—** | — | **—** | (0.2) |
| Disposal and deconsolidation of subsidiaries | **—** | — | **—** | (0.1) | **—** | (83.0) | **—** | — | **—** | — | **—** | (83.1) |
| Credited/(charged) to profit and loss account | **9.7** | (11.8) | **(2.6)** | (4.9) | **(35.9)** | (125.2) | **—** | 1.2 | **3.8** | 4.2 | **(25.0)** | (136.5) |
| At the end of the year | **21.9** | 12.2 | **3.6** | 6.2 | **401.6** | 437.5 | **58.0** | 58.0 | **10.3** | 6.5 | **495.4** | 520.4 |

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

| | Group | |
|---|---|---|
| | **2005 HK$m** | 2004 HK$m |
| Deferred tax assets | **264.2** | 286.8 |
| Deferred tax liabilities | **(1,121.4)** | (922.6) |
| | **(857.2)** | (635.8) |

Deferred tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$8,389.7 million (2004: HK$7,912.9 million) to carry forward against future taxable income. These tax losses have no expiry dates except for the tax losses of HK$480.3 million (2004: HK$627.8 million) which will expire at various dates up to and including 2010 (2004: 2009).

## 28 Share capital

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | **Number of shares (million)** | **HK$m** | Number of shares (million) | HK$m |
| Authorised: | | | | |
| Shares of HK$1.00 each | | | | |
| At the beginning of the year | **10,000.0** | **10,000.0** | 2,500.0 | 2,500.0 |
| Increase in authorised share capital (Note a) | **—** | **—** | 7,500.0 | 7,500.0 |
| At the end of the year | **10,000.0** | **10,000.0** | 10,000.0 | 10,000.0 |
| Issued and fully paid: | | | | |
| Shares of HK$1.00 each | | | | |
| At the beginning of the year | **3,457.3** | **3,457.3** | 2,219.5 | 2,219.5 |
| Issued as scrip dividends (note b) | **34.3** | **34.3** | — | — |
| Placement of shares (Note c) | **—** | **—** | 250.0 | 250.0 |
| Rights issue (Note d) | **—** | **—** | 987.8 | 987.8 |
| At the end of the year | **3,491.6** | **3,491.6** | 3,457.3 | 3,457.3 |

**(a) Increase in authorised share capital**

By two ordinary resolutions passed on 2 December 2003 and 22 March 2004, the authorised share capital of the Company was increased from HK$2,500.0 million to HK$10,000.0 million by the creation of additional 7,500.0 million new shares of HK$1.00 each.

**(b) Issued as scrip dividends**

During the year, 34,203,052 new shares were issued of which 9,565,147 were issued at HK$8.342 as 2004 final scrip dividend and 24,637,905 were issued at HK$8.051 as 2005 interim scrip dividend.

**(c) Placement of shares**

In 2004, 250.0 million new shares of HK$1.00 each were issued at HK$4.9044 per share to provide funds to reduce the bank borrowings of the Group.

**(d) Rights issue**

In 2004, 987,817,877 new shares of HK$1.00 each were issued at HK$5.40 per share by way of rights issue on the basis of 2 shares for every 5 shares. The proceeds of the rights issue were used to repay the then outstanding convertible bond of the Company, to pay land conversion premium for the existing agricultural land bank and to provide for general working capital of the Group.

## 29 Reserves

| | Group | | | | | | |
|---|---|---|---|---|---|---|---|
| | Capital redemption reserve HK$m | Share premium HK$m | Asset revaluation reserve HK$m | Capital reserve HK$m | General reserve HK$m | Retained profits HK$m | Total HK$m |
| At 1 July 2003 | 37.7 | 19,347.6 | 12,553.7 | 482.5 | 566.6 | 10,749.6 | 43,737.7 |
| Placement of shares | — | 976.1 | — | — | — | — | 976.1 |
| Rights issue | — | 4,346.4 | — | — | — | — | 4,346.4 |
| Share issue expenses | — | (74.0) | — | — | — | — | (74.0) |
| Investment and hotel properties revaluation surplus for the year, net of taxation | — | — | 2,774.0 | — | — | — | 2,774.0 |
| Share of revaluation surplus, net of taxation of | | | | | | | |
| Associated companies | — | — | 45.9 | — | — | — | 45.9 |
| Jointly controlled entities | — | — | 104.0 | — | — | — | 104.0 |
| Impairment loss on investment securities charged to profit and loss account | — | — | 1,315.7 | — | — | — | 1,315.7 |
| Release of goodwill upon disposal of a subsidiary | — | — | — | 1.5 | — | — | 1.5 |
| Impairment loss on goodwill written back | — | — | — | (14.6) | — | — | (14.6) |
| Goodwill impairment loss charged to the profit and loss account | — | — | — | 14.6 | — | — | 14.6 |
| Investment securities revaluation deficit for the year | — | — | (1,265.8) | — | — | — | (1,265.8) |
| Investment securities revaluation deficit realised upon disposal | — | — | 32.8 | — | — | — | 32.8 |
| Loss for the year | — | — | — | — | — | (976.2) | (976.2) |
| Transfer of reserves | — | — | (17.4) | — | 0.8 | 16.6 | — |
| Translation differences | — | — | — | — | — | (1.3) | (1.3) |
| 2004 interim dividend paid | — | — | — | — | — | (69.1) | (69.1) |
| At 30 June 2004 | 37.7 | 24,596.1 | 15,542.9 | 484.0 | 567.4 | 9,719.6 | 50,947.7 |
| Representing: | | | | | | | |
| At 30 June 2004 | 37.7 | 24,596.1 | 15,542.9 | 484.0 | 567.4 | 9,581.3 | 50,809.4 |
| 2004 proposed final dividend | — | — | — | — | — | 138.3 | 138.3 |
| | 37.7 | 24,596.1 | 15,542.9 | 484.0 | 567.4 | 9,719.6 | 50,947.7 |
| Retained by: | | | | | | | |
| Company and subsidiaries | 37.7 | 24,596.1 | 15,336.7 | 591.5 | 567.4 | 13,405.4 | 54,534.8 |
| Associated companies | — | — | 294.5 | 0.5 | — | (1,480.3) | (1,185.3) |
| Jointly controlled entities | — | — | (88.3) | (108.0) | — | (2,205.5) | (2,401.8) |
| | 37.7 | 24,596.1 | 15,542.9 | 484.0 | 567.4 | 9,719.6 | 50,947.7 |

| | Group | | | | | | |
|---|---|---|---|---|---|---|---|
| | Capital redemption reserve HK$m | Share premium HK$m | Asset revaluation reserve HK$m | Capital reserve HK$m | General reserve HK$m | Retained profits HK$m | Total HK$m |
| At 1 July 2004, as previously reported | 37.7 | 24,596.1 | 15,542.9 | 484.0 | 567.4 | 9,719.6 | 50,947.7 |
| Negative goodwill derecognised | — | — | — | — | — | 135.2 | 135.2 |
| At 1 July 2004, as restated | 37.7 | 24,596.1 | 15,542.9 | 484.0 | 567.4 | 9,854.8 | 51,082.9 |
| Scrip dividends | — | 243.9 | — | — | — | — | 243.9 |
| Investment and hotel properties revaluation surplus for the year, net of taxation | — | — | 3,913.3 | — | — | — | 3,913.3 |
| Share of revaluation surplus, net of taxation of | | | | | | | |
| Associated companies | — | — | 212.0 | — | — | — | 212.0 |
| Jointly controlled entities | — | — | 55.8 | — | — | — | 55.8 |
| Impairment loss on investment securities charged to profit and loss account | — | — | 286.1 | — | — | — | 286.1 |
| Acquisition of interests in subsidiaries | — | — | — | — | 35.2 | — | 35.2 |
| Release of revaluation surplus upon disposal of investment properties | — | — | (7.2) | — | — | — | (7.2) |
| Investment securities revaluation deficit for the year | — | — | (166.1) | — | — | — | (166.1) |
| Investment securities revaluation deficit realised upon disposal | — | — | 11.0 | — | — | — | 11.0 |
| Profit for the year | — | — | — | — | — | 2,988.1 | 2,988.1 |
| Transfer of reserves | — | — | (17.6) | (484.0) | 27.0 | 474.6 | — |
| Translation differences | — | — | — | — | — | (3.8) | (3.8) |
| 2004 final dividend paid | — | — | — | — | — | (138.3) | (138.3) |
| 2005 interim dividend paid | — | — | — | — | — | (346.7) | (346.7) |
| At 30 June 2005 | **37.7** | **24,840.0** | **19,830.2** | **—** | **629.6** | **12,828.7** | **58,166.2** |
| Representing: | | | | | | | |
| At 30 June 2005 | 37.7 | 24,840.0 | 19,830.2 | — | 629.6 | 12,130.4 | 57,467.9 |
| 2005 proposed final dividend | — | — | — | — | — | 698.3 | 698.3 |
| | **37.7** | **24,840.0** | **19,830.2** | **—** | **629.6** | **12,828.7** | **58,166.2** |
| Retained by: | | | | | | | |
| Company and subsidiaries | 37.7 | 24,840.0 | 19,356.2 | — | 629.6 | 15,958.6 | 60,822.1 |
| Associated companies | — | — | 506.5 | — | — | (1,232.1) | (725.6) |
| Jointly controlled entities | — | — | (32.5) | — | — | (1,897.8) | (1,930.3) |
| | **37.7** | **24,840.0** | **19,830.2** | **—** | **629.6** | **12,828.7** | **58,166.2** |

## 29 Reserves (continued)

| | Company | | | | |
|---|---|---|---|---|---|
| | Capital redemption reserve HK$m | Share premium HK$m | Asset revaluation reserve HK$m | Retained profits HK$m | Total HK$m |
| At 1 July 2003 | 37.7 | 19,347.6 | 32.3 | 12,014.0 | 31,431.6 |
| Placement of shares | — | 976.1 | — | — | 976.1 |
| Rights issue | — | 4,346.4 | — | — | 4,346.4 |
| Share issue expenses | — | (74.0) | — | — | (74.0) |
| Investment properties revaluation surplus for the year | — | — | 3.0 | — | 3.0 |
| Investment securities revaluation deficit realised upon disposal | — | — | 29.5 | — | 29.5 |
| Investment securities revaluation deficit for the year | — | — | (27.7) | — | (27.7) |
| Loss for the year | — | — | — | (1,984.7) | (1,984.7) |
| 2004 interim dividend paid | — | — | — | (69.1) | (69.1) |
| At 1 July 2004 | 37.7 | 24,596.1 | 37.1 | 9,960.2 | 34,631.1 |
| Scrip dividends | — | 243.9 | — | — | 243.9 |
| Investment properties revaluation surplus for the year | — | — | 5.6 | — | 5.6 |
| Investment securities revaluation surplus for the year | — | — | 24.6 | — | 24.6 |
| Profit for the year | — | — | — | 1,361.2 | 1,361.2 |
| 2004 final dividend paid | — | — | — | (138.3) | (138.3) |
| 2005 interim dividend paid | — | — | — | (346.7) | (346.7) |
| At 30 June 2005 | **37.7** | **24,840.0** | **67.3** | **10,836.4** | **35,781.4** |
| Representing: | | | | | |
| At 30 June 2005 | 37.7 | 24,840.0 | 67.3 | 10,138.1 | 35,083.1 |
| 2005 proposed final dividend | — | — | — | 698.3 | 698.3 |
| | **37.7** | **24,840.0** | **67.3** | **10,836.4** | **35,781.4** |

**Analysis of asset revaluation reserve**

| | Group | | Company | |
|---|---|---|---|---|
| | **2005 HK$m** | 2004 HK$m | **2005 HK$m** | 2004 HK$m |
| Hotel properties | **4,358.7** | 3,581.7 | **—** | — |
| Investment properties | **15,073.0** | 11,693.7 | **31.6** | 26.0 |
| Investment securities | **398.5** | 267.5 | **35.7** | 11.1 |
| | **19,830.2** | 15,542.9 | **67.3** | 37.1 |

## 30 Commitments

### (a) Capital commitments

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Contracted but not provided for | | | | |
| Fixed assets | **652.9** | 566.1 | **—** | — |
| An associated company | **—** | 12.2 | **—** | — |
| A subsidiary | **—** | — | **55.0** | 55.0 |
| Jointly controlled entities | **1,033.3** | 326.4 | **—** | — |
| Other investments | **20.0** | 70.3 | **—** | — |
| | **1,706.2** | 975.0 | **55.0** | 55.0 |
| Authorised but not contracted for | | | | |
| Fixed assets | **169.6** | 15.7 | **—** | — |
| The Group's share of capital commitments of jointly controlled entities not included above are as follows: | | | | |
| Contracted but not provided for | **121.0** | 205.1 | **—** | — |
| Authorised but not contracted for | **45.2** | 268.4 | **—** | — |
| | **166.2** | 473.5 | **—** | — |

The above capital commitments do not include commitments for purchase of fixed assets and intangible assets in respect of the PrediWave Cross-Complaint (Note 35b).

### (b) Commitments under operating leases

The future aggregate lease payments under non-cancellable operating leases are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| Land and buildings | | | | |
| In the first year | **333.8** | 363.3 | **—** | — |
| In the second to fifth year inclusive | **997.9** | 789.8 | **—** | — |
| After the fifth year | **2,968.2** | 2,395.4 | **—** | — |
| | **4,299.9** | 3,548.5 | **—** | — |

## 30 Commitments (continued)

**(c)** As at 30 June 2005, the Group had issued performance guarantees amounting to HK$410.9 million (2004: HK$889.5 million), in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of properties developed by certain subsidiaries of the Group. Pursuant to the terms of the performance guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with accrued interest owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties.

**(d) Future minimum rental payments receivable**

The future minimum rental payments receivable under non-cancellable operating leases are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$m** | HK$m | **HK$m** | HK$m |
| In the first year | **560.8** | 485.1 | **5.9** | 5.8 |
| In the second to fifth year inclusive | **562.5** | 555.1 | **12.3** | 18.2 |
| After the fifth year | **380.8** | 544.6 | **—** | — |
| | **1,504.1** | 1,584.8 | **18.2** | 24.0 |

The Group's operating leases are for terms ranging from 1 to 6 years.

## 31 Contingent liabilities

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** **HK$m** | 2004 HK$m | **2005** **HK$m** | 2004 HK$m |
| Guarantees for | | | | |
| Performance bonds in respect of construction contracts undertaken by the Group | **1,322.7** | 1,488.4 | **514.2** | 534.5 |
| Other performance bonds | **220.8** | 332.3 | **77.1** | 77.4 |
| Guarantees for credit facilities granted to | | | | |
| Subsidiaries | — | — | **22,962.4** | 20,338.6 |
| Associated companies | **355.2** | 418.9 | **105.0** | 105.0 |
| Jointly controlled entities | **3,519.6** | 5,142.1 | **657.1** | 707.8 |
| Investee companies included under other investments | **4.2** | 4.2 | **4.2** | 4.2 |
| A related company | **55.0** | — | — | — |
| Indemnity to non-wholly owned subsidiaries for PRC tax liabilities | **1,771.6** | 1,925.2 | **6,172.9** | 6,347.6 |
| | **7,249.1** | 9,311.1 | **30,492.9** | 28,115.1 |
| The Group's share of contingent liabilities of jointly controlled entities not included above | **95.1** | 206.9 | — | — |

Except for pending litigations as referred to in Note 35 to the accounts, the Group is in dispute with a joint venture partner in respect of certain property development projects in the PRC and the parties have taken legal actions against each other. As at the date of approval of these accounts, no statement of claims setting out details of the claims have been rendered to the Group. The status of these projects remains unchanged. There is another dispute with another joint venture partner in respect of a hotel project in Malaysia, the trial of which was finished in July 2003 and a judgement in favour of the Group was handed down on 1 April 2004. An appeal which was lodged by the joint venture partner was dismissed by the Court of Appeal on 29 June 2005. Leave to appeal to the Court of Final Appeal was granted on 29 August 2005 to the joint venture partner. The hearing date of the appeal to the Court of Final Appeal has yet to be fixed. The Directors have obtained legal advice on the matters and are of the opinion that the matters will not have adverse material impact on the financial position of the Group.

## 32 Notes to consolidated cash flow statement

### (a) Reconciliation of operating profit/(loss) to net cash inflow generated from operations

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Operating profit/(loss) | **3,239.8** | (3,770.3) |
| Depreciation | **797.7** | 1,110.3 |
| Amortisation | **—** | 7.5 |
| Impairment loss on | | |
| Fixed assets | **8.7** | 1,457.1 |
| Intangible assets | **11.8** | 441.3 |
| Provision for | | |
| Accounts receivable | **107.5** | 160.9 |
| Associated companies | **6.8** | 150.5 |
| Properties held for sale | **7.2** | 137.2 |
| Jointly controlled entities | **133.3** | 79.2 |
| Loans to investee companies | **—** | 304.2 |
| Other assets | **28.9** | 1,024.9 |
| Other investments | **558.8** | 2,448.4 |
| Loss on deemed disposal of interests in subsidiaries | **270.2** | 49.6 |
| Revaluation deficit/(write back of revaluation deficit) on hotel properties | **6.2** | (3.7) |
| Net (profit)/loss on disposal of | | |
| Fixed assets | **(13.9)** | 26.3 |
| Subsidiaries | **(731.4)** | (389.4) |
| Associated companies | **—** | (0.2) |
| Jointly controlled entities | **(1,112.7)** | (9.3) |
| Other investments | **(361.3)** | 21.1 |
| Write down of stocks to net realisable value | **13.0** | 294.4 |
| Write back of impairment loss on fixed assets | **—** | (205.1) |
| Write back of provision for | | |
| Accounts receivable | **(67.9)** | — |
| Associated companies | **(87.4)** | — |
| Jointly controlled entities | **(38.8)** | (16.7) |
| Properties held for sale | **(102.7)** | (1,160.2) |
| Other investments | **(19.9)** | (4.7) |
| Excess of the fair value of net assets acquired over the cost of acquisition of | | |
| Additional interest of subsidiaries | **(332.5)** | — |
| Subsidiaries | **(46.9)** | — |
| Premium on redemption of convertible bonds | **—** | 0.2 |
| Net interest expenses and dividend income | **262.8** | 744.0 |
| Translation differences | **—** | 1.0 |
| Operating profit before working capital changes | **2,537.3** | 2,898.5 |
| (Increase)/decrease in stocks | **(27.2)** | 11.3 |
| (Increase)/decrease in properties held for sale | **(949.2)** | 1,731.3 |
| Decrease/(increase) in debtors and prepayments | **915.3** | (2,545.6) |
| Increase in other loans receivable | **(213.7)** | (38.7) |
| Increase in creditors and accrued charges | **1,074.6** | 106.7 |
| Decrease in contracts in progress | **(191.2)** | (82.7) |
| Increase/(decrease) in deposits on sale of properties | **72.7** | (88.6) |
| Net cash inflow generated from operations | **3,218.6** | 1,992.2 |

## 32 Notes to consolidated cash flow statement (continued)

### (b) Acquisition of subsidiaries

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Net assets acquired | | |
| Intangible assets | — | 5.8 |
| Fixed assets | — | 48.3 |
| Associated companies | — | 3.7 |
| Stocks | — | 1.8 |
| Properties under development | **743.9** | 35.9 |
| Debtors and prepayments | — | 89.2 |
| Cash and bank balances | **0.6** | 24.5 |
| Creditors and accrued charges | **(92.9)** | (121.7) |
| Deferred tax liabilities | **(83.7)** | — |
| Long term liabilities | — | (4.4) |
| Minority interests | — | (35.6) |
| | **567.9** | 47.5 |
| Interest in jointly controlled entities originally held by the Group | **(127.4)** | (47.9) |
| | **440.5** | (0.4) |
| Goodwill on acquisition | — | 30.0 |
| Excess of the fair value of net assets acquired over the cost of acquisition of subsidiaries | **(46.9)** | — |
| Consideration | **393.6** | 29.6 |
| Represented by: | | |
| Cash paid | **124.8** | 2.5 |
| Long term accounts payable | **268.8** | — |
| Deposits for proposed investments | — | 27.1 |
| | **393.6** | 29.6 |

### (c) Analysis of net (outflow)/inflow of cash and cash equivalents in respect of acquisition of subsidiaries

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Cash consideration | **(124.8)** | (2.5) |
| Cash and bank balances acquired | **0.6** | 24.5 |
| | **(124.2)** | 22.0 |

## 32 Notes to consolidated cash flow statement (continued)

### (d) Disposal of subsidiaries

| | **2005** | 2004 |
|---|---|---|
| | **HK$m** | HK$m |
| Net assets disposed | | |
| Fixed assets | **169.0** | 1,905.7 |
| Associated companies | **844.3** | — |
| Jointly controlled entities | **—** | 682.4 |
| Stocks | **1.6** | 12.4 |
| Properties held for sale | **—** | 141.4 |
| Debtors and prepayments | **3.4** | 127.3 |
| Cash and bank balances | **4.3** | 396.1 |
| Creditors and accrued charges | **(35.1)** | (500.5) |
| Taxation | **—** | (0.5) |
| Long term liabilities | **(39.6)** | (524.1) |
| Deferred tax liabilities | **(5.3)** | (103.3) |
| Minority interests | **(2.1)** | (552.3) |
| | **940.5** | 1,584.6 |
| Goodwill | **—** | 1.5 |
| Net profit on disposals of subsidiaries | **731.4** | 389.4 |
| Consideration | **1,671.9** | 1,975.5 |
| Represented by: | | |
| Cash consideration | **1,101.5** | 1,370.0 |
| Long term receivables | **—** | 486.1 |
| Debtors and prepayments | **138.8** | 102.0 |
| Jointly controlled entities | **431.6** | 17.4 |
| | **1,671.9** | 1,975.5 |

### (e) Analysis of net inflow of cash and cash equivalents in respect of disposal of subsidiaries

| | **2005** | 2004 |
|---|---|---|
| | **HK$m** | HK$m |
| Cash consideration | **1,101.5** | 1,370.0 |
| Cash and bank balances disposed of | **(4.3)** | (396.1) |
| | **1,097.2** | 973.9 |

## 32 Notes to consolidated cash flow statement (continued)

### (f) Analysis of changes in financing

| | Share capital (including share premium) HK$m | Long term liabilities HK$m | Short term bank and other loans HK$m | Restricted cash and bank balances HK$m | Minority interests HK$m | Total HK$m |
|---|---|---|---|---|---|---|
| At 30 June 2003 | 21,567.1 | 36,452.0 | 4,135.0 | (1,673.3) | 16,420.3 | 76,901.1 |
| Net cash from/(used in) financing activities | 6,486.3 | (7,487.2) | (1,224.2) | 485.3 | (293.1) | (2,032.9) |
| Acquisition of additional interests in subsidiaries | — | — | — | — | (37.9) | (37.9) |
| Disposal of subsidiaries | — | (524.1) | — | — | (552.3) | (1,076.4) |
| Restructuring of transport business and deconsolidation of a subsidiary | — | (624.9) | — | — | (786.5) | (1,411.4) |
| Decrease in deferred interest income | — | (5.7) | — | — | — | (5.7) |
| Increase in long term accounts payable | — | 66.8 | — | — | — | 66.8 |
| Acquisition of subsidiaries | — | 4.4 | — | — | 35.6 | 40.0 |
| Increase in minority interests from dilution of interests in subsidiaries | — | — | — | — | 106.5 | 106.5 |
| Minority interests' share of net loss and other reserves | — | — | — | — | (1,087.1) | (1,087.1) |
| Inception of finance leases | — | 33.7 | — | — | — | 33.7 |
| Translation differences | — | — | — | — | (8.1) | (8.1) |
| At 30 June 2004 | 28,053.4 | 27,915.0 | 2,910.8 | (1,188.0) | 13,797.4 | 71,488.6 |
| Net cash (used in)/from financing activities | — | (1,701.2) | (503.2) | (644.4) | 1,167.9 | (1,680.9) |
| Scrip dividends | 278.2 | — | — | — | — | 278.2 |
| Acquisition of additional interests in subsidiaries | — | — | — | — | (303.4) | (303.4) |
| Disposal of subsidiaries | — | (39.6) | — | — | (2.1) | (41.7) |
| Decrease in deferred interest income | — | (2.4) | — | — | — | (2.4) |
| Increase in long term accounts payable | — | 108.0 | — | — | — | 108.0 |
| Acquisition of subsidiaries | — | 268.8 | — | — | — | 268.8 |
| Increase in minority interests from dilution of interests in subsidiaries | — | — | — | — | 376.4 | 376.4 |
| Minority interests' share of net profit and other reserves | — | — | — | — | 1,886.4 | 1,886.4 |
| Inception of finance leases | — | 1.2 | — | — | — | 1.2 |
| Translation differences | — | — | — | — | (2.1) | (2.1) |
| At 30 June 2005 | **28,331.6** | **26,549.8** | **2,407.6** | **(1,832.4)** | **16,920.5** | **72,377.1** |

## 33 Business combinations

In February 2005, the Group acquired 70.0% equity interest of Dalian New World Tower Co., Ltd. and 65.0% equity interest of Dalian New World Hotel Co., Ltd. for a total consideration of HK$411.0 million which is repayable by 5 instalments up to 25 December 2007. Details of net assets acquired are as follows:

| | 2005 HK$m |
|---|---|
| Purchase consideration: | |
| Cash | **124.8** |
| Long term accounts payable | **268.8** |
| Fair value of total purchase consideration | **393.6** |
| Fair value of net assets acquired | **440.5** |
| Excess of fair value of net assets acquired over the cost of acquisition of subsidiaries | **46.9** |

The assets and liabilities arising from the acquisition are as follows:

| | Fair value HK$m | Acquiree's carrying amount HK$m |
|---|---|---|
| Net assets acquired | | |
| Properties held for sale | **743.9** | **490.3** |
| Cash and bank balances | **0.6** | **0.6** |
| Creditors and accrued charges | **(92.9)** | **(92.9)** |
| Deferred tax liabilities | **(83.7)** | **—** |
| | **567.9** | **398.0** |
| Interest in jointly controlled entitles originally held by the Group | **(127.4)** | |
| | **440.5** | |

The acquired subsidiaries incurred net loss of approximately HK$1.2 million and did not contribute any revenue to the Group for the period since the date of acquisition.

## 34 Related party transactions

In addition to those disclosed in the accounts, the following significant related party transactions have been entered into by the Group during the year:

| | 2005 HK$m | 2004 HK$m |
|---|---|---|
| Transactions with affiliated companies (Note a) | | |
| Rental income (Note b) | **9.4** | 10.5 |
| Provision of contracting work service (Note c) | **326.6** | 559.2 |
| Interest income (Note d) | **83.6** | 103.2 |
| Purchase of assets (Note e) | **—** | 365.6 |
| Transactions/balances with other related parties | | |
| Rental income (Note b) | **17.5** | 17.6 |
| Provision of contracting work service (Note c) | — | 282.4 |
| Management fee expenses (Note f) | **89.9** | 85.2 |
| Accounts receivable (Note g) | **218.0** | 220.0 |
| Accounts payable (Note h) | **—** | 158.1 |

(a) Affiliated companies include associated companies and jointly controlled entities.

(b) Rental income is charged in accordance with respective tenancy agreements.

(c) Revenue from provision of contracting work is principally charged at terms agreed by parties involved.

(d) Interest income is charged at interest rates as specified in Notes 16 and 17 on the outstanding balances due by the affiliated companies.

(e) This represented purchases of interactive television network system and equipment which were developed by PrediWave at prices mutually agreed by both parties. As at 30 June 2004, the Group had paid approximately HK$843.9 million as trade deposits to PrediWave.

(f) Management fee expenses are charged at rates in accordance with relevant contracts.

(g) The accounts receivable are unsecured, interest free, and have no fixed terms of repayment.

(h) The accounts payable were unsecured, interest free and repayable on demand.

## 35 Pending litigations

(a) In May 2004, NWTMT, a 54.44% owned listed subsidiary, filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("US") ("NWTMT Complaint") against the PrediWave Companies and Mr Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr Tony Qu and PrediWave, NWTMT entered into various agreements with the PrediWave Companies under which the Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The Group had paid approximately HK$5.0 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave. NWTMT complained of various breaches in relation to goods and services relating to the Technology, by Mr Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, NWTMT claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by NWTMT in the lawsuit exceeds US$700.0 million (approximately HK$5,460.0 million).

The directors of NWTMT have been advised by their external legal counsel that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the NWTMT Complaint is uncertain.

As the directors of NWTMT consider that they cannot effectively monitor the utilisation of funds by the PrediWave Companies, they expect that the utilisation of funds for legal costs and other causes beyond their control will be significant throughout the period up to the date when the NWTMT Complaint is concluded. In addition, in the absence of the availability of meaningful and updated financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential effect on the amount of assets recoverable, the Directors of the Company have concluded that a full provision of HK$3,082.0 million made in the accounts for the year ended 30 June 2004 against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave remains most appropriate for the purpose of the accounts for the year ended 30 June 2005.

(b) In May 2004, PrediWave filed complaints to the Superior Court of the State of California for the County of Los Angeles in the US against NWTMT (collectively the "PrediWave Complaint"). In January 2005, PrediWave dropped the PrediWave Complaint and filed a counter claim against NWTMT to the Superior Court of the State of California for the County of Santa Clara (the "PrediWave Cross-Complaint"). Under the PrediWave Cross-Complaint, PrediWave alleged that NWTMT had failed to make full payments under four purchase orders and one agreement for goods and services delivered or licences granted by PrediWave to the Group relating to the Technology totalling approximately US$72.0 million (approximately HK$564.0 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial, together with interest and costs of legal proceedings, restitution of the reasonable value of goods delivered to NWTMT and a declaration that PrediWave should be entitled to retain the deposits made by NWTMT under various purchase orders and agreements.

The Directors are of the view that the Group has proper and valid defences to the PrediWave Cross-Complaint, and accordingly, no provision for commitment and/or loss has been accounted for in the accounts.

## 36 Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

## 37 Approval of accounts

The accounts were approved by the Board of Directors on 6 October 2005.

## 38 Principal subsidiaries

**As at 30 June 2005**

| | Share capital issued# Number | Par value per share HK$ | Percentage of equity shares held By the Company | By the Group | Principal activities |
|---|---|---|---|---|---|
| Incorporated and operated in Hong Kong | | | | | |
| *Addlight Investments Limited* | 9,998 | 1 | — | 56 | Property investment |
| | 2[1] | 1 | — | — | |
| Advance Planner Limited | 100 | 1 | 40 | 51 | Property investment |
| Adwin Top Limited | 2 | 1 | — | 100 | Property investment |
| All Speed Investment Limited | 2 | 1 | 100 | 100 | Property investment |
| AOS Management Limited | 2 | 1 | — | 100 | Management services |
| Arlaken Development Limited | 40 | 100 | 100 | 100 | Investment holding |
| Atlantic Land Properties Limited | 2 | 1 | 100 | 100 | Investment holding |
| Barbican Construction Company Limited | 230,000 | 100 | — | 54 | Construction |
| | 20,000[1] | 100 | — | — | |
| Billionoble Investment Limited | 4,998 | 1 | — | 54 | Investment holding |
| | 2[1] | 1 | — | — | |
| Billion Huge (International) Limited | 950,001 | 1 | — | 71 | Investment holding |
| Billion Park Investment Limited | 1,000,000 | 1 | — | 56 | Investment holding |
| Birkenshaw Limited | 10,000 | 1 | — | 100 | Property investment |
| Blanca Limited | 10,000 | 1 | — | 100 | Investment holding |
| Bright Moon Company Limited | 200 | 10 | 75 | 75 | Property investment |
| Broadway-Nassau Investments Limited | 2 | 10,000 | — | 54 | Property investment |
| | 3,000[1] | 10,000 | — | — | |
| Calpella Limited | 2 | 10 | — | 100 | Property investment |
| Care & Services Company Limited | 15,000,000 | 1 | — | 54 | Elderly Care Services |
| Cheer Best Enterprises Limited | 2 | 1 | 100 | 100 | Property investment |
| Cheong Sing Company Limited | 10,000 | 1 | 100 | 100 | Property investment |
| City Team Development Limited | 1,000,000 | 1 | — | 80 | Property investment |
| Crown Field Properties Limited | 10 | 1 | — | 70 | Property investment |
| Dragon Crest Limited | 2 | 1 | — | 100 | Property investment |
| Extensive Trading Company Limited | 8,500,000 | 1 | — | 54 | Trading of building |
| | 1,500,000[1] | 1 | — | — | materials |
| Far East Engineering Services Limited | 766,714 | 10 | — | 54 | Mechanical and |
| | 233,288[1] | 10 | — | — | electrical engineering |
| Fook Hong Enterprises Company Limited | 10,000 | 100 | 100 | 100 | Property investment |
| General Security (H.K.) Limited | 8,402 | 100 | — | 54 | Security services |
| | 11,600[1] | 100 | — | — | |
| Gold Queen Limited | 5,000 | 1 | 100 | 100 | Property investment |
| Golden Dragon Land Limited | 2 | 10 | — | 100 | Property investment |
| Gradex Limited | 2 | 1 | — | 100 | Property investment |
| Grand Hyatt Hong Kong Company Limited | 1,000 | 1 | — | 64 | Hotel operation |
| Happy Champion Limited | 2 | 1 | 100 | 100 | Investment holding |
| Head Step Limited | 2 | 1 | 100 | 100 | Property investment |

As at 30 June 2005

| | Share capital issued[#] Number | Par value per share HK$ | Percentage of equity shares held By the Company | By the Group | Principal activities |
|---|---|---|---|---|---|
| Incorporated and operated in Hong Kong (continued) | | | | | |
| Hip Hing Builders Company Limited | 40,000 | 1,000 | — | 54 | Construction and civil |
| | 10,000[1] | 1,000 | — | — | engineering |
| Hip Hing Construction (China) Company | 100,001 | 100 | — | 54 | Construction |
| Limited | 1[1] | 100 | — | — | |
| Hip Hing Construction Company Limited | 400,000 | 100 | — | 54 | Construction and civil |
| | 600,000[1] | 100 | — | — | engineering |
| Hong Kong Convention and Exhibition | 3 | 1 | — | 54 | Management of |
| Centre (Management) Limited | 1[1] | 1 | — | — | HKCEC |
| Hong Kong Island Development Limited | 33,400,000 | 5 | 6 | 100 | Property investment |
| Hong Kong Island Landscape Company | 980,000 | 10 | — | 54 | Landscaping and |
| Limited | 20,000[1] | 10 | — | — | project contracting |
| Hong Kong New World Department Store Company Limited | 968,153,000 | 1 | 100 | 100 | Department stores operation |
| Hong Kong Ticketing Limited | 11,481,580 | 1 | — | 43 | Ticketing services |
| Honour Shares Limited | 100 | 1 | — | 100 | Investment holding |
| International Property Management | 450,000 | 10 | — | 54 | Property management |
| Limited | 95,500[1] | 10 | — | — | |
| Joint Profit Limited | 2 | 1 | 100 | 100 | Property investment |
| Kamking Limited | 2 | 1 | 100 | 100 | Property investment |
| Kentfull Contracting Limited | 10 | 1 | — | 38 | Interior decoration |
| | 5,000,000[1] | 1 | — | — | contracting |
| Kin Kiu Enterprises Limited | 10,000 | 1,000 | 100 | 100 | Investment holding |
| King Lee Investment Company Limited | 300 | 1,000 | 100 | 100 | Investment holding |
| Kiu Lok Service Management Company | 2 | 100 | — | 54 | Property management |
| Limited | 1,002[1] | 100 | — | — | |
| Kiwi Kleeners Limited | 1,000 | 100 | — | 54 | Trading of linen |
| Kleaners Limited | 5,000,000 | 1 | — | 54 | Laundry services |
| Koon Soon Limited | 2 | 1 | — | 100 | Property investment |
| La Tune Limited | 2 | 1 | — | 100 | Property investment |
| Lingal Limited | 1,800 | 1 | — | 71 | Investment holding |
| | 200[1] | 1 | — | — | |
| Loyalton Limited | 2 | 10 | — | 100 | Property investment |
| Macdonnell Hostel Company Limited | 2 | 1 | 100 | 100 | Hostel operation |
| Majestic Engineering Company Limited | 30,000 | 1,000 | — | 54 | Mechanical and engineering |
| Mega Choice Holdings Limited | 100 | 1 | 80 | 80 | Property investment |

## 38 Principal subsidiaries (continued)

**As at 30 June 2005**

| | Share capital issued# | | Percentage of equity shares held | | |
|---|---|---|---|---|---|
| | Number | Par value per share HK$ | By the Company | By the Group | Principal activities |
| Incorporated and operated in Hong Kong (continued) | | | | | |
| Millennium Engineering Limited | 18,750,000 | 1 | — | 49 | Supply and installation of aluminium windows and curtain wall |
| Moral Giant Limited | 1 | 1 | — | 100 | Property investment |
| New China Laundry Limited | 40,000,002 | 1 | — | 54 | Laundry services |
| | 704,000[1] | 1 | — | — | |
| New Town Project Management Limited | 2 | 1 | 100 | 100 | Project management |
| New Waly Interior Products Limited | 1,000,000 | 1 | — | 54 | Trading of interior products |
| New World Department Stores Limited | 2 | 1 | — | 100 | Management services to department stores |
| New World Development (China) Limited | 2 | 1 | — | 71 | Investment holding |
| | 2[1] | 1 | — | — | |
| New World Finance Company Limited | 200,000 | 100 | 100 | 100 | Financial services |
| New World Harbourview Hotel Company Limited | 1,000 | 1 | — | 64 | Hotel operation |
| New World Hotel Company Limited | 40,000,000 | 1 | — | 64 | Hotel operation |
| New World Insurance Management Limited | 100,000 | 1 | — | 54 | Insurance brokerage service |
| New World Investments Limited | 2 | 1 | 100 | 100 | Property investment |
| New World Nominee Limited | 2 | 100 | 100 | 100 | Nominee services |
| New World PCS Limited | 1,000,000 | 1 | — | 72 | Mobile telecommunication services |
| New World Real Estate Agency Limited | 2 | 1 | 100 | 100 | Estate agency |
| New World Tacko (Xian) Limited | 10,000 | 1 | — | 45 | Hotel investment |
| New World Telephone Holdings Limited | 200 | — | 100 | 100 | Investment holding |
| New World Telecommunications Limited | 9,999,998 | 1 | — | 100 | Telecommunication services |
| | 2[1] | 1 | — | — | |
| New World Tower Company Limited | 2 | 10 | — | 100 | Property investment |
| NWD (Hotels Investments) Limited | 576,000,000 | 0.25 | — | 64 | Investment holding |
| NWD Finance Limited | 2 | 1 | 100 | 100 | Financial services |
| NWS (Finance) Limited | 2 | 1 | — | 54 | Financial services |
| Ngo Kee Construction Company Limited | 270,000 | 100 | — | 54 | Building and construction |
| | 1[2] | 1 | — | — | |
| Onfill Company Limited | 2 | 1 | 100 | 100 | Property investment |

## 38 Principal subsidiaries (continued)

**As at 30 June 2005**

| | Share capital issued# | | Percentage of equity shares held | | |
|---|---|---|---|---|---|
| | Number | Par value per share HK$ | By the Company | By the Group | Principal activities |
| Incorporated and operated in Hong Kong (continued) | | | | | |
| Outboard Marine Corporation Asia Limited | 6,975,924 | 10 | — | 100 | Property investment |
| Paterson Plaza Properties Limited | 10,000 | 1 | — | 100 | Property investment |
| Peterson Investment Company Limited | 10,000 | 1 | 100 | 100 | Property investment |
| Pollution & Protection Services Limited | 18,057,780 | 1 | — | 54 | Cleaning services |
| | 500,020[1] | 1 | — | — | |
| Polytown Company Limited | 2 | 10 | — | 54 | Property investment |
| | 100,000[1] | 10 | — | — | |
| Pontiff Company Limited | 10,000,000 | 1 | — | 100 | Property investment |
| Pridemax Limited | 2 | 1 | — | 100 | Property investment |
| Realray Investments Limited | 2 | 1 | 100 | 100 | Property investment |
| Reliance China Project Management Limited | 2 | 1 | — | 100 | Project management |
| Richglows Limited | 2 | 1 | — | 100 | Property investment |
| Sky Connection Limited | 100 | 1 | — | 54 | Duty-free, liquor and tobacco sales |
| Speed Star Development Limited | 2 | 1 | 100 | 100 | Property investment |
| Spotview Development Limited | 10,000 | 1 | — | 100 | Property investment |
| Super Memory Limited | 2 | 1 | 100 | 100 | Property investment |
| Super Town Investments Limited | 100 | 1 | 100 | 100 | Property investment |
| Super Value Development Limited | 10,000 | 1 | 80 | 80 | Property investment |
| Tao Yun Company Limited | 2 | 10 | — | 100 | Property investment |
| Team Deco International Limited | 2 | 1 | — | 54 | Interior design |
| Top Flash Investments Limited | 10,000 | 1 | 80 | 80 | Property investment |
| Trade Port Enterprises Limited | 2 | 1 | 100 | 100 | Investment holding |
| Trend Island Limited | 2 | 1 | — | 71 | Investment holding |
| True Hope Investment Limited | 4,998 | 1 | — | 54 | Investment holding |
| | 2[1] | 1 | — | — | |
| Trump Champion Limited | 2 | 1 | — | 100 | Property investment |
| Try Force Limited | 4,998 | 1 | — | 54 | Investment holding |
| | 2[1] | 1 | — | — | |
| Tsuen Wan Properties Limited | 200 | 100 | — | 100 | Property investment |
| Uniformity Security Company Limited | 2 | 100 | — | 54 | Security services |
| | 2,500[1] | 100 | — | — | |
| Urban Parking Limited | 10,000,000 | 1 | — | 54 | Carpark management |
| Urban Property Management Limited | 49,995,498 | 1 | — | 54 | Property management |
| | 4,502[1] | 1 | — | — | |
| Vibro (HK) Limited | 20,000,004 | 3 | — | 54 | Piling, caisson and civil engineering |

## 38 Principal subsidiaries (continued)

**As at 30 June 2005**

| | Share capital issued# | | Percentage of equity shares held | | |
|---|---|---|---|---|---|
| | Number | Par value per share | By the Company | By the Group | Principal activities |
| Incorporated and operated in Hong Kong (continued) | | | | | |
| Wai Hong Cleaning & Pest Control Company Limited | 400,000 | 100 | — | 54 | Cleaning and pest control services |
| Waking Builders Limited | 20,000 | 1,000 | — | 54 | Construction |
| Waygent Investment Limited | 2 | 1 | 100 | 100 | Property investment |
| Winpo Development Limited | 2 | 1 | 100 | 100 | Property investment |
| World Empire Property Limited | 2 | 1 | 100 | 100 | Property investment |
| Young's Engineering Company Limited | 4,000,000 | 10 | — | 54 | Air conditioning and electrical engineering |
| Incorporated in Cayman Islands and operated in Hong Kong | | | | | |
| New World China Land Limited | 3,768,248,832 | HK$0.10 | 67 | 71 | Investment holding |
| New World Mobile Holdings Limited | 79,182,223 | HK$1 | — | 72 | Investment holding |
| New World TMT Limited | 952,180,007 | HK$1 | — | 54 | Investment holding |
| NWS Service Management Limited | 1,323,943,165 | HK$0.10 | — | 54 | Investment holding |
| Incorporated and operated in the Philippines | | | | | |
| New World International Development Philippines, Inc | 6,988,016 | Peso100 | — | 27 | Hotel operation |

# Represented ordinary share capital, unless otherwise stated

1 Non-voting deferred shares

2 Non-voting preference shares

## 38 Principal subsidiaries (continued)

**As at 30 June 2005**

| | Registered capital | Attributable interest## To the Company | Attributable interest## To the Group | Principal activities |
|---|---|---|---|---|
| Incorporated and operated in the PRC | | | | |
| Beijing Autotech Service Co., Ltd. | US$2,550,000 | — | 71 | Auto repair centre |
| Beijing Lingal Real Estates Development Co., Ltd | US$13,000,000 | — | 71 | Property investment |
| Beijing Xintong Media & Cultural Development Co. Ltd. | Rmb100,000,000 | — | 39 | Provision of advertising and media related services |
| Dalian New World Hotel Co., Ltd. | Rmb217,000,000 | — | 71 | Hotel investment |
| Dalian New World Plaza International Co., Ltd. | Rmb58,000,000 | — | 63 | Property investment |
| Dalian New World Tower Co., Ltd. | US$8,000,000 | — | 71 | Property investment |
| Fung Seng Estate Development (Shanghai) Co., Ltd. | US$10,000,000 | — | 50 | Property investment |
| Gaoming Xinming Bridge Company Limited | Rmb60,000,000 | — | 16 | Operation of toll bridge |
| Guangxi Beiliu Xinbei Highways Limited | Rmb99,200,000 | — | 32 | Operation of toll road |
| Guangxi Cangwu Xincang Highways Limited | Rmb64,000,000 | — | 38 | Operation of toll road |
| Guangxi Rongxian Xinrong Highways Limited | Rmb82,400,000 | — | 38 | Operation of toll road |
| Guangxi Yulin Xinye Highways Limited | Rmb63,800,000 | — | 32 | Operation of toll road |
| Guangxi Yulin Xinyu Highways Limited | Rmb96,000,000 | — | 32 | Operation of toll road |
| Guangzhou Metropolitan Properties Co., Ltd. | HK$140,000,000 | 100 | 100 | Property investment |
| Guangzhou New World Properties Development Co., Ltd. | HK$170,000,000 | 100 | 100 | Property investment |
| Guangzhou Xin Hua Chen Real Estate Co., Ltd. | Rmb200,000,000 | — | 71 | Property investment |
| Guangzhou Xin Hua Jian Real Estate Co., Ltd. | Rmb244,000,000 | — | 71 | Property investment |
| Guangzhou Xin Yi Development Limited | HK$286,000,000 | — | 65 | Property investment |
| Nanjing Huawei Real Estate Development Co., Ltd. | US$12,000,000 | — | 66 | Property investment |
| New World Anderson (Tianjin) Development Co., Ltd. | US$10,000,000 | — | 71 | Property investment |
| New World Development (Wuhan) Co., Ltd. | US$16,000,000 | — | 71 | Property investment |
| New World (Shenyang) Property Development Limited | Rmb97,720,000 | — | 64 | Property investment |
| Ningbo New World Department Store Limited | Rmb40,000,000 | — | 100 | Department store operation |
| N.S.A. (Tianjin) Int'l Cargo Distribution Co., Ltd. | US$870,000 | — | 54 | Property investment |
| Qingyuan Xincheng Highways Limited | Rmb72,000,000 | — | 43 | Operation of toll road |
| Shanghai Heyu Properties Co., Ltd. | US$12,000,000 | — | 46 | Property investment |
| Shanghai Juyi Real Estate Development Co., Ltd. | Rmb350,000,000 | — | 50 | Property investment |
| Shanghai Ramada Plaza Ltd. | US$42,000,000 | — | 46 | Property investment and hotel operation |
| Shanxi Xinda Highways Limited | Rmb49,000,000 | — | 48 | Operation of toll road |
| Shanxi Xinhuang Highways Limited | Rmb56,000,000 | — | 48 | Operation of toll road |
| Shenyang New World Department Store Limited | Rmb30,000,000 | — | 100 | Department store operation |
| Shenzhen New World Xianglong Network Technology Company Limited | Rmb550,000,000 | — | 54 | Exploration of wireless telecommunication network |

## 38 Principal subsidiaries (continued)

**As at 30 June 2005**

| | Registered capital | Attributable interest## To the Company | To the Group | Principal activities |
|---|---|---|---|---|
| Incorporated and operated in the PRC (continued) | | | | |
| Shenzhen New World Xianglong Technology Development Company Limited | Rmb100,000,000 | — | 54 | Exploration of wireless telecommunication network |
| Shenzhen Topping Real Estate Development Co., Ltd. | HK$182,000,000 | — | 64 | Property investment |
| Sun Long Communication Co., Ltd. | Rmb100,000,000 | — | 54 | Provision of telecommunication related services |
| Taiyuan Xintai Highways Limited | Rmb72,120,000 | — | 48 | Operation of toll road |
| Taiyuan Xinyuan Highways Limited | Rmb85,880,000 | — | 48 | Operation of toll road |
| Tianjin New World Department Store Limited | US$5,000,000 | — | 100 | Department store operation |
| Wuhan New Eagle Development Company Limited | US$10,000,000 | — | 95 | Property investment |
| Wuhan New Eagle Properties Co., Limited | US$2,830,000 | — | 68 | Property investment |
| Wuxi New World Department Store Limited | US$5,000,000 | — | 100 | Department store operation |
| Wuzhou Xinwu Highways Limited | Rmb72,000,000 | — | 24 | Operation of toll road |
| Xiamen New World Xiangyu Warehouse & Processing Zone Limited | US$5,000,000 | — | 54 | Development of warehousing, processing and logistics facilities |
| Xiamen Xinyuan Container Terminal Co., Ltd. | Rmb17,000,000 | — | 38 | Cargo consolidation, container storage, repairs and maintenance |

## percentage of equity interest, in the case of equity joint ventures or joint stock limited company or profit sharing percentage, in the case of co-operative joint ventures.

**As at 30 June 2005**

| | Share capital issued# | | Percentage of equity shares held | | |
|---|---|---|---|---|---|
| | Number | Par value per share | By the Company | By the Group | Principal activities |
| Incorporated in Bermuda and operated in Hong Kong | | | | | |
| NWS Holdings Limited | 1,825,130,569 | HK$1 | — | 54 | Investment holding |
| Incorporated in British Virgin Islands | | | | | |
| Eddington Holdings Limited | 100 | US$1 | — | 82 | Investment holding |
| Ever Brisk Limited | 1 | US$1 | — | 71 | Investment holding |
| Fine Reputation Incorporated | 10,000 | US$1 | 100 | 100 | Investment holding |
| Fotoland Limited | 1 | US$1 | — | 100 | Investment holding |
| Hing Loong Limited | 10,000 | US$1 | 100 | 100 | Investment holding |
| Hinto Developments Limited | 1 | US$1 | — | 71 | Investment holding |
| Lotsgain Limited | 100 | US$1 | — | 54 | Investment holding |
| Magic Chance Limited | 1 | US$1 | — | 71 | Investment holding |
| Master Services Limited | 1,000,000 | US$0.01 | — | 33 | Investment holding |
| Melowell Investment Limited | 1 | US$1 | 100 | 100 | Investment holding |
| New World BioSciences Holdings Limited | 1 | US$1 | — | 100 | Investment holding |
| New World Enterprise Holdings Limited | 1 | US$1 | 100 | 100 | Investment holding |
| New World Hotels (Corporation) Limited | 1 | US$1 | — | 64 | Investment holding |
| New World Industrial Holdings Limited | 1 | US$1 | — | 100 | Investment holding |
| New World LifeTech Limited | 100 | US$1 | — | 80 | Investment holding |
| New World Telephone International Limited | 100 | US$1 | — | 100 | Provision of telecommunication services |
| New World Venture Holdings Limited | 1 | US$1 | — | 100 | Investment holding |
| NWS Capital Finance Limited | 1 | US$1 | — | 54 | Financial services |
| NWS Engineering Group Limited | 50,000,000 | HK$1 | — | 54 | Investment holding |
| NWS Infrastructure Management Limited | 1 | US$1 | — | 54 | Investment holding |
| NWS Ports Management Limited | 1 | US$1 | — | 54 | Investment holding |
| Park New Astor Hotel Limited | 101 | US$1 | — | 100 | Property investment |
| Power Palace Group Limited | 1 | US$1 | 100 | 100 | Investment holding |
| Radiant Glow Limited | 1 | US$1 | — | 71 | Investment holding |
| Sea Walker Limited | 1 | US$1 | 100 | 100 | Investment holding |
| South Scarlet Limited | 1 | US$1 | 100 | 100 | Hotel operation |
| Sparkling Rainbow Limited | 1 | US$1 | — | 71 | Investment holding |
| Steadfast International Limited | 2 | US$1 | 100 | 100 | Investment holding |
| Super Best Development Limited | 1 | US$1 | 100 | 100 | Investment holding |
| Sweet Prospects Enterprises Limited | 1 | US$1 | — | 71 | Investment holding |
| Teddy Bear Kingdom Holdings Limited | 10,000 | US$1 | — | 70 | Investment holding |
| True Blue Developments Limited | 1 | US$1 | — | 71 | Investment holding |
| Twin Glory Investments Limited | 1 | US$1 | — | 71 | Investment holding |

## 39 Principal associated companies

**As at 30 June 2005**

| | Share capital issued# | | Percentage of equity shares held | | |
|---|---|---|---|---|---|
| | Number | Par value per share HK$ | By the Company | By the Group | Principal activities |
| Incorporated and operated in Hong Kong | | | | | |
| Birkenhead Property & Investment Limited | 1,200,000 | 1 | — | 50 | Property investment |
| Estoree Limited | 500'A' | 10 | — | — | Property investment |
| | 500'B' | 10 | — | 50 | |
| | 9,000'C'* | 10 | — | — | |
| Ever Light Limited | 1,000 | 1 | 40 | 40 | Property investment |
| Global Perfect Development Limited | 1,000,000 | 1 | — | 36 | Investment holding |
| Global Winner Limited | 2 | 1 | — | 50 | Property investment |
| Kentfull Engineering Company Limited | 10,000 | 1 | — | 23 | Building construction |
| Pure Jade Limited | 1,000 | 1 | — | 20 | Property investment |
| Quon Hing Concrete Company Limited | 200,000 | 100 | — | 27 | Production and sales of concrete |
| Ranex Investment Limited | 100 | 1 | — | 10 | Property investment |
| Shun Tak Centre Limited | 1,000 | 100 | — | 29 | Property investment |
| Silverland Limited | 4 | 1 | 50 | 50 | Property investment |
| Sun City Holdings Limited | 8,000,000 | 1 | — | 22 | Investment holding |
| Yargoon Company Limited | 150,000 | 100 | — | 23 | Stone Quarrying |

## 39 Principal associated companies (continued)

**As at 30 June 2005**

| | Registered capital/ Share capital issued# | | Percentage of equity shares held | | |
|---|---|---|---|---|---|
| | Amount/ Number | Par value per share | By the Company | By the Group | Principal activities |
| Incorporated and operated in Thailand | | | | | |
| Ploenchit Arcade Company Limited | 20,000 | Baht10,000 | — | 13 | Hotel investment |
| Incorporated in British Virgin Islands | | | | | |
| Faith Yard Property Limited | 2 | US$1 | — | 36 | Property investment |
| Fortune Star Worldwide Limited | 100 | US$1 | — | 29 | Investment holding |
| Grand Make International Limited | 100 | US$1 | — | 32 | Investment holding |
| New QU Energy Limited | 65,000,000β | — | — | — | Development of heat |
| | 35,000,000+ | — | — | 54 | transfer devices |
| Newton Asia Limited | 2 | US$1 | 50 | 50 | Property investment |
| Incorporated and operated in the PRC | | | | | |
| Shangdong Unison Bioengineering Co., Ltd. | Rmb65,000,000 | — | — | 35 | Chinese Herbal |
| Shanghai New World Huai Hai Property Development Co., Ltd. | US$108,500,000 | — | — | 31 | Property investment |
| Guangzhou Oriental Power Company Limited | Rmb990,000,000 | — | — | 13 | Generation and supply of electricity |
| Guangzhou Pearl River Power Company Limited | Rmb420,000,000 | — | — | 27 | Generation and supply of electricity |
| Incorporated in Bermuda and operated in Hong Kong | | | | | |
| Tai Fook Securities Group Limited | 583,773,699 | HK$0.10 | — | 12 | Investment holding |
| Wai Kee Holdings Limited | 793,124,034 | HK$0.10 | — | 15 | Investment holding |

\# Represented ordinary shares, unless otherwise stated

* Non-voting deferred ordinary shares

β Common stocks

\+ Series A preferred stocks

## 40 Principal jointly controlled entities

**As at 30 June 2005**

| | Registered capital | Attributable interest[Ω] To the Company | Attributable interest[Ω] To the Group | Principal activities |
|---|---|---|---|---|
| **Equity Joint Ventures** | | | | |
| Incorporated and operated in the PRC | | | | |
| Beijing Orient Mosler Security Technology Co., Ltd. | US$2,000,000 | — | 35 | Security system |
| CSX Orient (Tianjin) Container Terminals Co., Limited | US$29,200,000 | — | 13 | Operation of container terminal |
| Hong Kong Jing-Guang Development Ltd | HK$1,000,000 | — | 23 | Hotel operation |
| New World Liberty China Ventures Limited | US$100 | — | 71 | Investment holding |
| | US$12,000** | — | — | |
| Shanghai Jianmei Property Development Co., Ltd | US$10,000,000 | — | 21 | Property investment |
| Xiamen New World Xiangyu Terminals Co. Ltd. (formerly Xiamen Xiang Yu Quay Co., Ltd.) | Rmb384,040,000 | — | 27 | Container handling and storage and road freight operations |
| Yixing United Ceramics Company Ltd. | US$16,360,000 | — | 48 | Ceramics tiles manufacturing |
| **Co-operative joint ventures** | | | | |
| Incorporated and operated in the PRC | | | | |
| Beijing-Zhuhai Expressway Guangzhou-Zhuhai Section Company Limited | Rmb580,000,000 | — | 13 | Operation of toll road |
| Beijing Chong Wen-New World Properties Development Co., Limited | US$122,099,988 | — | 50 | Property investment |
| Beijing Chong Yu Real Estate Development Co., Limited | US$81,840,000 | — | 50 | Property investment |
| China New World Electronics Limited | US$57,200,000 | — | 50 | Property investment |
| Guangzhou Cosmart Estate Development Limited | HK$48,000,000 | — | 43 | Property investment |
| Guangzhou Fong Chuen New World Property Development Co., Limited | Rmb330,000,000 | — | 43 | Property investment |
| Guangzhou Fucheng Property Development Co., Limited | HK$80,000,000 | — | 43 | Property investment |
| Guangzhou Northring Freeway Company Limited | US$19,255,000 | — | 35 | Operation of toll road |
| Huishen (Yantian) Expressway Huizhou Company Limited | Rmb139,980,000 | — | 18 | Operation of toll road |
| Huizhou City Hui-Ao Roadway Company Limited | Rmb75,000,000 | — | 27 | Operation of toll road |
| Huizhou City Huixin Expressway Company Limited | Rmb34,400,000 | — | 27 | Operation of toll road |
| Huizhou New World Housing Development Limited | Rmb80,000,000 | — | 45 | Property investment |
| New Bei Fang Hotel Ltd. | US$1,200,000 | — | 42 | Property investment |

## 40 Principal jointly controlled entities (continued)
**As at 30 June 2005**

| | Registered capital | Attributable interest[Ω] To the Company | To the Group | Principal activities |
|---|---|---|---|---|
| **Co-operative joint ventures** (continued) | | | | |
| Incorporated and operated in the PRC (continued) | | | | |
| Neworgen Limited | US$6,000,000 | — | 50 | Development of biochemical technology |
| Shanghai Trio Property Development Co., Limited | US$54,000,000 | — | 34 | Property investment |
| Shenzhen Top One Real Estate Development Co., Ltd. | HK$60,000,000 | — | 50 | Property investment |
| Sichuan Qianwei Dali Power Company Limited | US$30,000,000 | — | 32 | Generation and supply of electricity |
| Tianjin New World Housing Development Co., Ltd. | Rmb80,000,000 | — | 43 | Property investment |
| Tianjin New World Properties Development Co.,Ltd. | US$12,000,000 | — | 50 | Property Investment |
| Tangjin Expressway (Tianjin North Section) | | | | |
| Tianjin Xindi Expressway Company Limited | Rmb93,688,000 | — | 48@ | Operation of toll road |
| Tianjin Xinlong Expressway Company Limited | Rmb99,400,000 | — | 48@ | Operation of toll road |
| Tianjin Xinlu Expressway Company Limited | Rmb99,092,000 | — | 48@ | Operation of toll road |
| Tianjin Xinming Expressway Company Limited | Rmb85,468,000 | — | 48@ | Operation of toll road |
| Tianjin Xinqing Expressway Company Limited | Rmb99,368,000 | — | 48@ | Operation of toll road |
| Tianjin Xinquan Expressway Company Limited | Rmb92,016,000 | — | 48@ | Operation of toll road |
| Tianjin Xinsen Expressway Company Limited | Rmb87,300,000 | — | 48@ | Operation of toll road |
| Tianjin Xinshi Expressway Company Limited | Rmb99,388,000 | — | 48@ | Operation of toll road |
| Tianjin Xinsi Expressway Company Limited | Rmb96,624,000 | — | 48@ | Operation of toll road |
| Tianjin Xintong Expressway Company Limited | Rmb99,448,000 | — | 48@ | Operation of toll road |
| Tianjin Xintuo Expressway Company Limited | Rmb99,316,000 | — | 48@ | Operation of toll road |
| Tianjin Xinxiang Expressway Company Limited | Rmb90,472,000 | — | 48@ | Operation of toll road |
| Tianjin Xinyan Expressway Company Limited | Rmb89,028,000 | — | 48@ | Operation of toll road |
| Tianjin Xinzhan Expressway Company Limited | Rmb89,392,000 | — | 48@ | Operation of toll road |
| Wuhan Airport Road Development Limited | Rmb60,000,000 | — | 22 | Operation of toll road |
| Wuhan New World Housing Development Limited | Rmb96,000,000 | — | 43 | Property investment |
| Wuhan Wuxin Hotel Co., Ltd. | US$13,500,000 | — | 43 | Property investment |
| Wuxi New City Development Co., Limited | US$10,040,000 | — | 26 | Hotel operation |

Ω percentage of equity interest, in the case of equity joint ventures or joint stock limited company or profit sharing percentage, in the case of co-operative joint ventures.

@ Represented cash sharing ratio for the first 15 years of the joint venture period, thereafter the ratio will change to 60%.

## 40 Principal jointly controlled entities (continued)

**As at 30 June 2005**

| | Share capital issued# | | Percentage of equity shares held | | |
|---|---|---|---|---|---|
| | Number/ Amount | Par value per share HK$ | By the Company | By the Group | Principal activities |
| **Company limited by shares** | | | | | |
| Incorporated and operated in Hong Kong | | | | | |
| Asian Success Investments Limited | 900 | 1 | — | 33 | Property investment |
| ATL Logistics Centre Hong Kong Limited | 100,000'A' | 1 | — | 30 | Operation of cargo |
| | 20,000'B'** | 1 | — | 43 | handling and |
| | 54,918* | 1 | — | — | storage facilities |
| ATL Logistics Centre Yantian Limited | 10,000 | 1 | — | 25 | Investment holding |
| Best Link Development Limited | 20 | 1 | — | 50 | Property investment |
| China Aerospace New World Technology Limited | 30,000,000 | 1 | — | 27 | Investment holding |
| Direct Profit Development Limited | 200,000 | 0.05 | — | 15 | Property investment |
| Far East Landfill Technologies Limited | 1,000,000 | 1 | — | 25 | Landfill |
| First Star Development Limited | 100 | 1 | — | 27 | Property investment |
| Gloryland Limited | 900 | 1 | — | 33 | Property investment |
| Grace Sign Limited | 1,000 | 1 | — | 30 | Property investment |
| Istaron Limited | 4 | 1 | — | 32 | Investment holding |
| Jade Gain Enterprises Limited | 100 | 1 | — | 45 | Property investment |
| Kunming Fulintang Pharmaceutical Co., Ltd. | RMB80,000,000 | — | — | 52 | Pharmaceutical chain stores |
| Newfoundworld Holdings Limited | 200,000 | 10 | — | 20 | Investment holding |
| Newfoundworld Limited | 200,000 | 10 | — | 20 | Property investment |
| Ocean Champion Development Limited | 10,000 | 1 | — | 50 | Property investment |
| Sheenity Enterprises Limited | 10,000 | 1 | — | 50 | Property investment |
| Super Lion Enterprises Limited | 2 | 1 | 50 | 50 | Property investment |
| Supertime Holdings Limited | 100 | 1 | — | 27 | Property investment |
| Tate's Cairn Tunnel Company Limited | 1,100,000 | 0.01 | — | 16 | Operation of toll |
| | 600,000,000* | 1 | — | — | tunnel |
| Wise Come Development Limited | 30 | 1 | — | 40 | Property investment |

## 40 Principal jointly controlled entities (continued)

**As at 30 June 2005**

| | Share capital issued[#] | | Percentage of equity shares held | | |
|---|---|---|---|---|---|
| | Number/ Amount | Par value per share | By the Company | By the Group | Principal activities |
| **Company limited by shares** (continued) | | | | | |
| Incorporated and operated in the PRC | | | | | |
| Fortune Leader Overseas Chinese (Daiyawan) Investment Co. Ltd. | US$16,950,000 | — | — | 30 | Club house and resort |
| Fortune Leader Overseas Chinese (Daiyawan) Real Estate Development Co. Ltd. | US$13,880,000 | — | — | 24 | Property investment |
| Incorporated in British Virgin Islands and operated in the PRC | | | | | |
| Holicon Holdings Limited | 2 | US$1 | — | 50 | Property investment |
| Jaidan Profits Limited | 2 | US$1 | — | 50 | Property investment |
| Jorvik International Limited | 2 | US$1 | — | 50 | Property investment |
| Orwin Enterprises Limited | 2 | US$1 | — | 50 | Property investment |
| Incorporated in British Virgin Islands | | | | | |
| NWS Transport Services Limited (formerly Merryhill Group Limited) | 500,000,016 | HK$1 | — | 27 | Investment holding |
| Quick Wealth Investment Limited | 100 | US$1 | — | 32 | Investment holding |
| Right Choice International Limited | 200 | US$1 | — | 28 | Property investment |
| Incorporated and operated in Malaysia | | | | | |
| Great Union Properties Sdn. Bhd. | 100,000,000 | M$1 | — | 38 | Property investment |
| | 10,000,000^ | M$0.10 | — | 38 | |
| T & T Properties Sdn. Bhd. | 9,500,000 | M$1 | — | 33 | Property investment |
| Incorporated in Hong Kong and operated in Macau and the PRC | | | | | |
| Sino-French Holdings (Hong Kong) Limited | 1,086,280'A' | HK$100 | — | — | Investment holding, |
| | 2,089,000'B' | HK$100 | — | 27 | operation of water |
| | 1,002,720'C' | HK$100 | — | — | and electricity plans |

\# Represented ordinary shares, unless otherwise stated

* Non-voting deferred ordinary shares

** Non-voting preference shares

^ Redeemable cumulative preference share

# Glossary of Terms

## General Terms

| | |
|---|---|
| ARPU | Average Revenue per user per month |
| CEPA | Closer Economic Partnership Arrangement |
| CT3 | a one-berth container terminal at Container Terminal No. 3 at Kwai Chung, Hong Kong |
| CT8W | a two-berth container terminal at Container Terminal No. 8 West at Kwai Chung, Hong Kong |
| FY | Fiscal year, 1 July to 30 June |
| GDP | Gross domestic product |
| GFA | Gross floor area |
| GNRR | Guangzhou City Northern Ring Road |
| Group | New World Development Company Limited and its subsidiaries |
| HK | Hong Kong |
| HKCEC | Hong Kong Convention & Exhibition Centre |
| HK$ | Hong Kong dollar(s), the lawful currency of Hong Kong |
| HK$Bil or HK$ billion | billion of Hong Kong Dollars |
| HK$Mil or HK$ million or HK$m | million of Hong Kong Dollars |
| IDD | International Direct Dialing services |
| IT | Information Technology |
| KCR | Kowloon Canton Railway |
| KLN | Kowloon |
| MTR | Mass Transit Railway |
| MVNO | Mobile Virtual Network Operator |
| N/A or na | Not applicable |
| New World or NWD | New World Development Company Limited |
| NT | New Territories |
| NWCEP or New World China Enterprises | New World China Enterprises Projects Limited |
| NWCL or New World China Land | New World China Land Limited |
| NWDS or New World Department Stores | New World Department Stores (Holdings) Limited |
| NWTMT or New World TMT | New World TMT Limited |
| NWM or New World Mobile | New World Mobile Holdings Limited |
| NWPCS or New World PCS | New World PCS Limited |
| NWS or New World Services | New World Services Limited |
| NWSH or NWS Holdings | NWS Holdings Limited |
| NWT or New World Telecommunications | New World Telecommunications Limited |
| PRC or Mainland China | The People's Republic of China |
| Rd | Road |
| RMB | Renminbi, the lawful currency of PRC |
| Sogo | Sogo Hong Kong Company Limited |
| TBD | To be determined |
| TMT | Telecommunications, Media and Technology |
| UPML or Urban Property Management | Urban Property Management Limited |
| US | The United States of America |
| US$ or USD | United States dollar(s), the lawful currency of US |
| WTO | World Trade Organisation |

## Financial Terms

| | |
|---|---|
| EBIT | Earnings before interest and tax |
| EBITDA | Earnings before interest, tax, depreciation and amortisation |
| Gearing Ratio | $\frac{\text{Net Book Debt}}{\text{Shareholders' funds}}$ |
| Earnings/(loss) Per Share or EPS | $\frac{\text{Profit/(loss) attributable to shareholders}}{\text{Weighted average number of shares in issue during the year}}$ |
| Net Debt | The aggregate of bank loans, other loans, overdrafts, convertible bonds and finance leases less cash and bank balances |
| Total Debts | Net Debts plus cash and bank balances |

## Technical Terms

| | |
|---|---|
| CJV | Co-operative joint venture |
| EJV | Equity joint venture |
| IP | Internet protocal |
| JCE | Jointly controlled entities |
| WFE or WFOE | Wholly foreign-owned enterprises |

## Measurements

| | |
|---|---|
| km | kilometre(s) |
| $m^3$ | cubic metre |
| Mbps | Million bits per second |
| MW | megawatt(s), equal to 1,000kW |
| sq. ft. | square feet |
| sq. m. | square metre |
| TEU or TEUs | Twenty-Foot Container Equivalent Unit |

# Five-year Financial Summary

## Consolidated Balance Sheet

| | 2005 HK$m | 2004 HK$m | 2003 HK$m | 2002 HK$m | 2001 HK$m |
|---|---|---|---|---|---|
| **Assets and liabilities** | | | | | |
| *Intangible assets* | **110.2** | 79.3 | 513.3 | 123.3 | — |
| Fixed assets | **38,464.0** | 33,897.6 | 38,134.2 | 41,046.1 | 46,082.9 |
| Associated companies, jointly controlled entities and other non-current assets | **34,043.9** | 36,403.5 | 39,930.6 | 44,405.0 | 41,324.1 |
| Current assets | **48,395.7** | 40,761.8 | 36,916.5 | 41,212.1 | 43,072.1 |
| Total assets | **121,013.8** | 111,142.2 | 115,494.6 | 126,786.5 | 130,479.1 |
| Less: Current liabilities | **26,612.1** | 20,148.2 | 23,064.5 | 31,091.5 | 24,265.5 |
| Total assets less current liabilities | **94,401.7** | 90,994.0 | 92,430.1 | 95,695.0 | 106,213.6 |
| Long term liabilities | **14,702.0** | 21,869.0 | 29,027.9 | 24,013.2 | 30,022.3 |
| Deferred tax liabilities | **1,121.4** | 922.6 | 1,024.7 | 62.9 | 24.8 |
| Minority interests | **16,920.5** | 13,797.4 | 16,420.3 | 18,019.0 | 17,407.7 |
| Net assets | **61,657.8** | 54,405.0 | 45,957.2 | 53,599.9 | 58,758.8 |
| **Capital and reserves** | | | | | |
| Share capital | **3,491.6** | 3,457.3 | 2,219.5 | 2,166.4 | 2,134.0 |
| Reserves | **57,467.9** | 50,809.4 | 43,737.7 | 51,216.9 | 55,249.2 |
| Proposed final dividend | **698.3** | 138.3 | — | 216.6 | 213.4 |
| Shareholders' funds | **61,657.8** | 54,405.0 | 45,957.2 | 53,599.9 | 57,596.6 |
| Mandatorily convertible bonds | — | — | — | — | 1,162.2 |
| | **61,657.8** | 54,405.0 | 45,957.2 | 53,599.9 | 58,758.8 |

## Consolidated Profit and Loss Account

| | 2005 HK$m | 2004 HK$m | 2003 HK$m | 2002 HK$m | 2001 HK$m |
|---|---|---|---|---|---|
| Turnover | **22,270.8** | 25,653.0 | 21,056.3 | 22,874.6 | 24,382.4 |
| Operating profit/(loss) before financing costs and income | **3,535.3** | (2,978.0) | (3,964.8) | 3,102.6 | 1,770.7 |
| Net financing costs | **(295.5)** | (792.3) | (1,486.2) | (1,402.6) | (1,538.5) |
| Share of results of associated companies and jointly controlled entities | **2,025.7** | 2,341.3 | 306.4 | 565.1 | 885.5 |
| Profit/(loss) before taxation | **5,265.5** | (1,429.0) | (5,144.6) | 2,265.1 | 1,117.7 |
| *Taxation* | **(897.6)** | (980.2) | (317.4) | (524.7) | (494.9) |
| Profit/(loss) after taxation | **4,367.9** | (2,409.2) | (5,462.0) | 1,740.4 | 622.8 |
| Minority interests | **(1,379.8)** | 1,433.0 | 754.3 | (465.0) | (576.4) |
| Profit/(loss) attributable to shareholders | **2,988.1** | (976.2) | (4,707.7) | 1,275.4 | 46.4 |
| Dividend per share (HK$) | | | | | |
| — interim | **0.10** | 0.02 | 0.06 | 0.10 | 0.10 |
| — final | **0.20** | 0.04 | — | 0.10 | 0.10 |
| | **0.30** | 0.06 | 0.06 | 0.20 | 0.20 |
| Earnings/(loss) per share (HK$) | | | | | |
| — basic | **0.86** | (0.35) | (1.96) | 0.60 | 0.02 |
| — diluted | **N/A** | N/A | N/A | N/A | N/A |

**Chinese Version**
The Chinese version of this Annual Report is available on request from New World Development Company Limited.

Where the English and the Chinese texts conflict, the English text prevails.

© New World Development Company Limited 2005

New World Development Company Limited

30/F., New World Tower, 18 Queen's Road Central, Hong Kong
Tel: (852) 2523 1056 Fax: (852) 2810 4673
www.nwd.com.hk

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this document or as to the action you should take, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold** all your shares in **NEW WORLD DEVELOPMENT COMPANY LIMITED**, you should at once hand this document and the accompanying proxy form to the purchaser or to the bank, the licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

---

新世界發展有限公司
New World Development Company Limited

*(incorporated in Hong Kong with limited liability)*

**(Stock Code: 17)**

RECEIVED
2005 DEC 30 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AMENDMENTS TO EXISTING ARTICLES OF ASSOCIATION AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

---

A notice convening an annual general meeting of New World Development Company Limited (the "Company") to be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 30 November 2005, at 3:30 p.m. is set out on pages 10 to 13 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or the adjourned meeting (as the case may be). Completion and return of a proxy form will not preclude shareholders from attending and voting at the annual general meeting if they so wish.

31 October 2005

# DEFINITIONS

*In this document, the following expressions have the following meanings unless the context requires otherwise:*

| | |
|---|---|
| "Annual General Meeting" | the annual general meeting of the Company to be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 30 November 2005 at 3:30 p.m., notice of which is set out on pages 10 to 13 of this document |
| "Companies Ordinance" | the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) |
| "Company" | New World Development Company Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance |
| "Directors" | directors of the Company |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of The People's Republic of China |
| "Latest Practicable Date" | 24 October 2005, being the latest practicable date prior to the printing of this document |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Repurchase Proposal" | the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution |
| "Repurchase Resolution" | the proposed ordinary resolution as referred to in resolution no. 5 of the notice of the Annual General Meeting |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Share(s)" | fully paid-up share(s) of HK$1.00 each in the share capital of the Company |
| "Share Repurchase Rules" | the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Takeovers Code" | The Hong Kong Code on Takeovers and Mergers |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |

新世界發展有限公司
**New World Development Company Limited**
*(incorporated in Hong Kong with limited liability)*

**Directors:**
*Executive Directors:*
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
LIANG Chong-Hou, David
LEUNG Chi-Kin, Stewart

*Non-executive Directors:*
Lord SANDBERG, Michael*
CHENG Yue-Pui
YEUNG Ping-Leung, Howard*
Dr. CHA Mou-Sing, Payson, *JP**
CHENG Kar-Shing, Peter
CHOW Kwai-Cheung
HO Hau-Hay, Hamilton
LEE Luen-Wai, John, *JP**
LIANG Cheung-Biu, Thomas
CHA Mou-Zing, Victor
*(alternate director to Dr. CHA Mou-Sing, Payson)*

* *Independent non-executive director*

**Registered Office:**
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

31 October 2005

*To the shareholders,*

Dear Sir or Madam,

## PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AMENDMENTS TO EXISTING ARTICLES OF ASSOCIATION, AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

### GENERAL MANDATE TO REPURCHASE SHARES

At the extraordinary general meeting of the Company held on 7 December 2004, a general mandate was given to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I hereto.

## GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

## AMENDMENTS TO EXISTING ARTICLES OF ASSOCIATION

The Stock Exchange has announced certain amendments to the Listing Rules which, subject to certain transitional arrangements, came into effect on 1 January 2005.

In the circumstances, in order to bring the articles of association of the Company in line with the Listing Rules, the Directors propose to the shareholders to approve a special resolution at the Annual General Meeting to amend the existing articles 94, 103(A), 106 and 109 of the articles of association of the Company requiring every Director to retire by rotation at least once every three years and requiring all Directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

## RE-ELECTION OF THE RETIRING DIRECTORS

As at the Latest Practicable Date, the executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; the non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and the independent non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. LEE Luen-Wai, John, JP and Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson).

Pursuant to Article 103(A) of the existing Articles of Association of the Company, the executive Directors Dato' Dr. CHENG Yu-Tung, Dr. SIN Wai-Kin, David and Mr. LIANG Chong-Hou, David and the independent non-executive Director Mr. YEUNG Ping-Leung, Howard shall retire from office and shall be eligible for re-election. Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II hereto.

## ANNUAL GENERAL MEETING

Set out on pages 10 to 13 of this document is the notice convening the Annual General Meeting to be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on 30 November 2005 at 3:30 p.m..

At the Annual General Meeting, resolutions will be proposed to the shareholders in respect of ordinary business to be considered at the Annual General Meeting, including the re-election of Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the general mandates to repurchase Shares and to issue new Shares and the extension of the general mandate to issue new Shares and the Special Resolution proposed to approve the amendments to the existing Articles of Association.

## ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed herewith. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or the adjourned meeting (as the case may be). Completion and return of a proxy form will not prevent shareholders from attending and voting at the Annual General Meeting if they so wish.

## RIGHT TO DEMAND A POLL

Pursuant to existing Article 74 of the Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any shareholder or shareholders present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) by a shareholder or shareholders present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

## RECOMMENDATION

The Directors believe that the Repurchase Proposal, the proposed general mandate for Directors to issue new Shares, the proposed amendments to the existing Articles of Association and the proposed re-election of the retiring Directors are all in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting to give effect to them.

Yours faithfully,
For and on behalf of
**New World Development Company Limited**
**CHENG Kar-Shun, Henry**
*Managing Director*

This appendix serves as an explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide you with the information necessary for your consideration of the Repurchase Proposal.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

## 1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,491,565,623 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 349,156,562 Shares representing not more than 10% of the issued share capital of the Company at the Latest Practicable Date.

## 2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

## 3. FUNDING OF REPURCHASE

In repurchasing any Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30 June 2005 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

## 4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months before the Latest Practicable Date are as follows:

| | Shares | |
|---|---|---|
| | **Highest** | **Lowest** |
| | *HK$* | *HK$* |
| October 2004 | 7.800 | 6.650 |
| November 2004 | 9.250 | 6.800 |
| December 2004 | 8.800 | 7.850 |
| January 2005 | 8.700 | 7.150 |
| February 2005 | 8.150 | 7.300 |
| March 2005 | 8.100 | 7.500 |
| April 2005 | 8.450 | 7.600 |
| May 2005 | 8.600 | 7.900 |
| June 2005 | 9.700 | 8.050 |
| July 2005 | 10.550 | 8.650 |
| August 2005 | 10.700 | 9.350 |
| September 2005 | 10.500 | 9.950 |
| October 2005 (up to the Latest Practicable Date) | 10.450 | 9.450 |

## 5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons of the Company (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

## 6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Chow Tai Fook Enterprises Limited held on a beneficial basis 1,240,160,658 Shares representing approximately 35.52% of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the

Repurchase Proposal, then (if the present shareholdings remains the same) the attributable interest of Chow Tai Fook Enterprises Limited would be increased to approximately 39.47% of the issued share capital of the Company.

In the event that the Repurchase Proposal is exercise in full, an obligation to make a general offer to shareholders under Rules 26 and 32 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations. In the event that the Repurchase Proposal is exercised in full, the number of Shares held by the public would not fall below 25%.

## 7. SHARE REPURCHASES MADE BY THE COMPANY

The Company had not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

**Dato' Dr. CHENG Yu-Tung**

Dr. CHENG Yu-Tung, aged 80, was appointed as Director in May 1970 and has been Chairman since 1982. Dr. CHENG is also the Chairman of Melbourne Enterprises Limited, whose shares are listed on the Stock Exchange. Dr. CHENG is also the Chairman of a subsidiary of the Company, NWD (Hotels Investments) Limited and the Chairman of a controlling shareholder of the Company, Chow Tai Fook Enterprises Limited. Dr. CHENG is independent non-executive director of Hang Seng Bank Limited, whose shares are listed on the Stock Exchange. He is also non-executive director of two listed companies, Shun Tak Holdings Limited and Lifestyle International Holdings Limited. Except as disclosed above, Dr. CHENG did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Dr. CHENG. He has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to article 103(A) of the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Dr. CHENG. The director's fee of HK$250,000.00 was paid to him during the year ended 30 June 2005 as determined by the Board of Directors with reference to his duties and responsibilities with the Company under the authority granted by the shareholders at 2004 annual general meeting. Dr. CHENG is the brother of Mr. CHENG Yue Pui and father of Dr. CHENG Kar Shun, Henry and Mr. CHENG Kar Shing, Peter. Save as disclosed above, Dr. Cheng is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. CHENG does not have any interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance

Save as disclosed above, Dr. CHENG has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election.

**Dr. SIN Wai-Kin, David**

Dr. SIN Wai-Kin, David, aged 76, was appointed as executive Director of the Company in June 1970. He is the Vice Chairman and independent non-executive director of Miramar Hotel & Investment Company Limited, independent non-executive director of Hang Seng Bank Limited and non-executive director of King Fook Holdings Limited. The shares of the said companies are listed on the Stock Exchange. Except as disclosed above, Dr. SIN did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Dr. SIN. He has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to article 103(A) of the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Dr. SIN. The director's fee of HK$200,000.00 was paid to him during the year ended 30 June 2005 as determined by the Board of Directors with reference to his duties and responsibilities with the Company under the authority granted by the shareholders at 2004 annual general meeting. Save as disclosed above, Dr. SIN is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. SIN and his spouse are interested in 4,755,806 Shares within the meaning of Part XV of the Securities and Futures Ordinance

Save as disclosed above, Dr. SIN has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election.

**Mr. LIANG Chong-Hou, David**

Mr. LIANG Chong-Hou, David, aged 60, was appointed as Director in November 1979 and became executive Director of the Company in 1986. Except as disclosed above, Mr. LIANG did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. LIANG. He has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to article 103(A) of the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Mr. LIANG. The director's fee of HK$200,000.00 was paid to him during the year ended 30 June 2005 as determined by the Board of Directors with reference to his duties and responsibilities with the Company under the authority granted by the shareholders at 2004 annual general meeting. Mr. LIANG is the cousin of Mr. LIANG Cheung-Biu, Thomas. Save as disclosed above, Mr. LIANG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. LIANG does not have any interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. LIANG has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election.

**Mr. YEUNG Ping-Leung, Howard**

Mr. YEUNG Ping-Leung, Howard, aged 48, was appointed as Director in November 1985 and became independent non-executive Director in 1999. Mr. YEUNG is also the Chairman of King Fook Holdings Limited and non-executive director of Miramar Hotel & Investment Company Limited. The shares of the said companies are listed on the Stock Exchange. Except as disclosed above, Mr. YEUNG did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. YEUNG. He has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to article 103(A) of the articles of association of the Company. There is no agreement on the amount of the remuneration payable to Mr. YEUNG. The director's fee of HK$250,000.00 was paid to him during the year ended 30 June 2005 as determined by the Board of Directors with reference to his duties and responsibilities with the Company under the authority granted by the shareholders at 2004 annual general meeting. Save as disclosed above, Mr. YEUNG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. YEUNG does not have any interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance

Save as disclosed above, Mr. YEUNG has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election.

新世界發展有限公司

**New World Development Company Limited**

*(incorporated in Hong Kong with limited liability)*

**(Stock Code: 17)**

**NOTICE IS HEREBY GIVEN** that an Annual General Meeting of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 30 November 2005 at 3:30 p.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Report of Directors and Auditors for the year ended 30 June 2005.

2. To declare a final dividend.

3. To re-elect Directors and authorise the Directors to fix their remuneration.

4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

**ORDINARY RESOLUTION**

"**THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

**ORDINARY RESOLUTION**

**"THAT:**

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by a special purpose subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

## ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

8. As special business to consider and, if thought fit, pass the following resolution as a Special Resolution:

## SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 94

by deleting the last sentence of the existing Article 94 and substituting therefor the following sentence:

"Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election."

(b) Article 103(A)

by deleting the first sentence of Article 103(A) and substituting therefor the words "At each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years."

(c) Article 106

by deleting the words ", but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting" at the end of Article 106.

(d) Article 109

by deleting the words ", but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting" at the end of Article 106."

By Order of the Board
**LEUNG Chi-Kin, Stewart**
*Company Secretary*

Hong Kong, 31 October 2005

**Notes:**

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

3. The register of members of the Company will be closed from Wednesday, 23 November 2005 to Wednesday, 30 November 2005, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to the proposed final dividend, all shares transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 22 November 2005.

新世界發展有限公司

# New World Development Company Limited

*(incorporated in Hong Kong with limited liability)*

**(Stock Code: 17)**

RECEIVED
2005 DEC 30 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that an Annual General Meeting of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 30 November 2005 at 3:30 p.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Report of Directors and Auditors for the year ended 30 June 2005.
2. To declare a final dividend.
3. To re-elect Directors and authorise the Directors to fix their remuneration.
4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.
5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

**ORDINARY RESOLUTION**

"**THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

**ORDINARY RESOLUTION**

**"THAT:**

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by a special purpose subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

**ORDINARY RESOLUTION**

"**THAT** subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

8. As special business to consider and, if thought fit, pass the following resolution as a Special Resolution:

**SPECIAL RESOLUTION**

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 94

by deleting the last sentence of the existing Article 94 and substituting therefor the following sentence:

"Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election."

(b) Article 103(A)

by deleting the first sentence of Article 103(A) and substituting therefor the words "At each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years."

(c) Article 106

by deleting the words ", but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting" at the end of Article 106.

(d) Article 109

by deleting the words ", but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting" at the end of Article 106."

By Order of the Board
**LEUNG Chi-Kin, Stewart**
*Company Secretary*

Hong Kong, 31 October 2005

*Notes:*

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

3. The register of members of the Company will be closed from Wednesday, 23 November 2005 to Wednesday, 30 November 2005, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to the proposed final dividend, all shares transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 22 November 2005.

As at the date of this notice, the executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; the non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and the independent non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. LEE Luen-Wai, John, JP and Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson).

*Please also refer to the published version of this announcement in **The Standard.***

新世界發展有限公司
New World Development Company Limited

*(incorporated in Hong Kong with limited liability)*

**(Stock Code: 17)**

# Proxy Form for use at the Annual General Meeting (or at any adjournment thereof)

I/We *(note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(note 2)* ______________________________

shares of HK$1.00 each in the capital of the Company, HEREBY APPOINT the Chairman of the meeting or (note 3) ______________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 30 November 2005 at 3:30 p.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

| | | FOR *(note 4)* | AGAINST *(note 4)* |
|---|---|---|---|
| 1. | To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2005. | | |
| 2. | To declare a final dividend. | | |
| 3. | (i) To re-elect Dato' Dr. Cheng Yu-Tung as director. | | |
| | (ii) To re-elect Dr. Sin Wai-Kin, David as director. | | |
| | (iii) To re-elect Mr. Liang Chong-Hou, David as director. | | |
| | (iv) To re-elect Mr. Yeung Ping-Leung, Howard as director. | | |
| | (v) To authorise the Board of Directors to fix the remuneration of Directors. | | |
| 4. | To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration. | | |
| 5. | Ordinary Resolution in Item No. 5 of the Notice of Annual General Meeting. (To approve a general mandate to the Directors to repurchase shares not exceeding 10% of the existing issued share capital) | | |
| 6. | Ordinary Resolution in Item No. 6 of the Notice of Annual General Meeting. (To approve a general mandate to the Directors to issue shares not exceeding 20% of the existing issued share capital) | | |
| 7. | Ordinary Resolution in Item No. 7 of the Notice of Annual General Meeting. (To extend the general mandate to be given to the Directors to issue shares by the addition thereto the shares repurchased by the Company) | | |
| 8. | Special Resolution in Item No. 8 of the Notice of Annual General Meeting. (To amend the existing articles of association of the Company) | | |

Dated: ______________________ Signature(s) *(note 5)* ______________________

*Notes:*

1. Full name(s) and address(es) to be inserted in **BLOCK LETTERS.**
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting or" and insert the name and address of proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the registered office of the Company, 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting (or the adjourned meeting as the case may be).
7. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of the joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of the relevant share will alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.